Form 10-K, Exhibit 13
period 1993-12-31
UNION ELECTRIC CO
filed 1994-03-29
CIK 100826

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Earnings and earnings per share fluctuated due to many conditions, the primary ones being: weather variations, electric rate reductions, sales growth, fluctuating operating costs, the purchase and sales of utility properties, new accounting requirements, lower interest expense, and changes in income and property taxes.

The impacts of the more significant items affecting revenues, costs, and earnings during the past several years are analyzed and discussed below.

ELECTRIC OPERATING REVENUES
                                 VARIATION FROM PRIOR YEAR
                                --------------------------
(Millions of Dollars)             1993       1992     1991
                                -------  --------  -------
RATE VARIATIONS                 $(42.9)  $   (.9)  $(16.4)

EFFECT OF ABNORMAL WEATHER        74.9    (135.7)    91.2
GROWTH AND OTHER                   4.5      59.8     (7.7)
                                ------   -------   ------
                                $ 36.5   $ (76.8)  $ 67.1
                                ======   =======   ======

The increase in 1993 electric revenues primarily reflects the increase in electricity sales from colder, more normal winter weather in the first quarter 1993 followed by warmer spring and summer weather when compared to 1992. The lower 1993 electric revenues due to rates reflect the November 1992 Missouri rate settlement effective January 1, 1993, which decreased rates for all Missouri electric customers and reduced annual revenues by approximately $42 million. The sale of the Company's Iowa and northern Illinois retail properties in December 1992 reduced 1993 electric revenues $52 million which was offset by growth in other service areas, including the territory purchased from Arkansas Power & Light Company in March 1992.

The decline in 1992 electric revenues was primarily due to unusually mild summer weather which reduced air conditioning use as compared to 1991. The unusually warm spring and summer weather in 1991 resulted in significantly increased electric revenues when compared to the weather experienced in 1990. The lower 1991 electric revenues attributable to rate variations reflect lower rates resulting from the Missouri rate design settlement, effective November 26, 1990. Under the terms of this settlement, rate decreases for commercial and industrial customers reduced revenues by approximately $30 million annually.

The variation in electric revenues attributable to growth and other factors in 1991, 1992, and 1993 primarily reflects differences in economic growth in the Company's service territory for these periods. In 1991, the Company's service area experienced the general reduction in economic growth that occurred nationally and was reflected in lower sales to industrial customers. In 1991, normalized kilowatthour sales decreased 0.4% compared to 1990. In 1992, normalized kilowatthour sales increased 3.2% compared to 1991, which reflects both an improving local economy and the addition of new customers as a result of the purchase of the Missouri distribution properties of Arkansas Power & Light Company in March 1992. In 1993, normalized kilowatthour sales decreased 0.8% reflecting the loss of sales from the sale of the Company's Iowa and northern Illinois service territory partially offset by an improved local economy. Other less significant factors contributing to variations in electric sales are conservation, installation of energy efficient appliances, and changes to and from alternative fuels.

OPERATING EXPENSES
FUEL AND PURCHASED POWER --             VARIATION FROM PRIOR YEAR
                                    -----------------------------------
(Millions of Dollars)                1993           1992          1991
                                    ------         ------        ------
FUEL:
 Variation in generation            $(18.3)        $(36.7)       $ 17.3
 Price                                 (.4)          (6.1)        (19.6)
 Amortization of uranium
 litigation settlement                   -            2.7          (1.7)
 Generation efficiencies               6.7            (.3)          3.6
 Department of Energy assessment        .4              -             -
NET INTERCHANGE SALES AND
 PURCHASED POWER VARIATION            17.6           35.7           9.7
                                    ------         ------        ------
                                    $  6.0         $ (4.7)       $  9.3
                                    ======         ======        ======

The increased 1993 Fuel and Purchased Power costs reflect increased purchased power and lower generating efficiencies offset in part by greater hydro generation and reduced steam generation. Increased power purchases from other utilities were required in 1993 when flooding interrupted coal deliveries to several of the Company's fossil fueled power plants. The decreased 1992 Fuel and Purchased Power costs reflect reduced generation associated with lower electric sales and a Callaway refueling outage in 1992, greater hydro generation and lower fuel prices, offset in part by greater net purchased power costs. The increased 1991 Fuel and Purchased Power costs reflect increased steam plant generation partly due to less hydro generation, reduced generating efficiencies, and increased net purchased power costs, offset in part by decreased fuel prices.

Other variations in 1991 through 1993 operating expenses reflect recurring conditions such as growth, inflation, and wage increases. In 1993, operations expenses, other than fuel and purchased power costs, increased $64 million, primarily due to a $32 million increase in employee postretirement benefits expense pursuant to Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions", a $14 million increase in natural gas purchased for resale, a $5 million increase in labor costs, and higher pensions, professional and computer services, regulatory fees, and provision for injuries and damages. In

16   UNION ELECTRIC 1993

1992, operations expenses, other than fuel and purchased power costs, increased $7 million, primarily reflecting a $5 million increase in labor costs, a $4 million increase in employee benefit expenses, a $2 million increase in natural gas purchased for resale, and a $1 million increase in tree trimming expense, offset in part by a $5 million decrease in nuclear spent fuel disposal cost, primarily due to the refueling outage at Callaway plant and a refund of overcharges from the Department of Energy. In 1991, operations expenses, other than fuel and purchased power costs, increased $8 million, due primarily to a $2 million increase in employee benefit expenses, a $3 million increase in regulatory expenses, and a $2 million increase in natural gas purchased for resale.

In 1993, maintenance expenses increased $3 million primarily due to flood-related labor expenses. In 1992, maintenance expenses increased $17 million, due to a $20 million increase in Callaway plant maintenance expenses primarily associated with Callaway's fifth refueling in early 1992, partially offset by reduced maintenance at fossil-fueled generating plants. In 1991, maintenance expenses decreased $6 million, primarily due to a $14 million decrease in Callaway plant maintenance expenses, reflecting the plant's fourth refueling in late 1990, partially offset by higher tree trimming and storm-related distribution expenses, and increased maintenance at most generating plants other than Callaway.

Depreciation expense increased $6 million in 1993, due to increased depreciable property. Depreciation expense increased $10 million in 1992, primarily due to the purchase of the Missouri distribution properties of Arkansas Power & Light Company in early 1992, a $3 million increase in nuclear plant decommissioning expense and increased other depreciable property. Depreciation expense increased $4 million in 1991 primarily due to increased depreciable property.

Income taxes from operations in 1993 reflect a higher federal income tax rate offset by lower pre-tax income. Income taxes from operations decreased $43 million in 1992 due principally to lower pre-tax income. In 1991, income taxes from operations increased $30 million due principally to higher pre-tax income.

In 1993, other taxes charged to operating expenses increased $6 million, primarily due to higher gross receipts and real estate taxes. In 1992, other taxes charged to operating expenses increased $3 million due to a $7 million increase in real estate taxes, partially offset by a $4 million reduction in gross receipts taxes associated with lower revenues. In 1991, other taxes charged to operating expenses increased $3 million, due to a $2 million increase in license and franchise taxes and a $1 million increase in payroll taxes.

INTEREST

In 1993, 1992 and 1991, interest expense decreased $6 million, $32 million and $20 million, respectively, primarily due to the refinancing of high-cost debt with lower cost issues, lower interest rates on variable rate debt and a reduction in total debt outstanding.

CALLAWAY RATE PHASE-IN PLANS
See Note 1 under Notes to Financial Statements for information relative to Callaway rate phase-in plans.
OTHER INCOME AND DEDUCTIONS

The 1993 increase in Miscellaneous of $4 million primarily reflects lower miscellaneous income deductions. The 1992 reduction in Miscellaneous of $3 million primarily reflects reduced charitable contributions and lower miscellaneous income deductions. The 1991 reduction in Miscellaneous of $13 million primarily reflects a reduction in interest income, greater charitable contributions, the expense related to obtaining long-term power supply contracts with certain wholesale customers, and other miscellaneous income deductions.
The December 1992 gain of $18 million, net of tax, from sales of electric property, is discussed under Liquidity and Capital Resources.

CLEAN AIR ACT AMENDMENTS

Under the Clean Air Act Amendments of 1990, the Company is required to reduce total annual emissions of sulfur dioxide by approximately two-thirds by the year 2000. Significant reductions in nitrogen oxide will also be required. With switching to low-sulfur coal and early banking of emission credits, the Company anticipates that it can comply with the requirements of the law with no significant increase in revenue needs because the related capital costs, estimated at about $300 million, will be largely offset by lower fuel costs.

CONTINGENCIES
See Note 10 under Notes to Financial Statements for issues existing at December 31, 1993 that could affect the Company.
LIQUIDITY AND CAPITAL RESOURCES

Construction expenditures averaging approximately $310 million are anticipated during each of the years 1994 through 1998. The Company completed the construction of its Callaway plant in late 1984. Additional electric generation capacity is not anticipated before the year 2000. For funds required in addition to construction expenditures, see Notes 2, 5, and 6 under Notes to Financial Statements.

On March 12, 1992, the Company purchased the Missouri retail electric distribution properties of Arkansas Power & Light Company (a subsidiary of Entergy Corporation) for $63 million. This acquisition increased the Company's customers by 26,000 in 10 counties in southeastern

                                                          UNION ELECTRIC 1993 17

MANAGEMENT'S DISCUSSION AND ANALYSIS
(continued)

Missouri adjacent to the Company's existing service territory. In connection with the transaction, the Company entered into a long-term power purchase agreement with AP&L which allows the Company to serve the new customers cost-effectively and without building additional generating capacity.

In December 1992, the Company sold its Iowa retail and wholesale electric distribution properties to Iowa Electric Light & Power (a subsidiary of IES Industries, Inc.) and its northern Illinois electric distribution properties to Central Illinois Public Service Company. The Company served approximately 21,000 customers in the areas sold. The net book value of the properties sold was $34 million. Sales proceeds totaled $68 million. As a result of these sales, the Company realized a gain in 1992 of $18 million, net of tax. The Company's hydroelectric generating station near Keokuk, Iowa and related transmission facilities were not included in the sales.

On January 24, 1994, the Company sold $100 million of first mortgage bonds, 7% Series due 2024. The Company used the proceeds to repay outstanding commercial paper.

A nuclear fuel lease agreement provides financing for the Company's nuclear fuel requirements. Effective February 1, 1994, the maximum which can be financed under the agreement was increased from $100 million to $120 million. At December 31, 1993, $99 million of nuclear fuel was financed under the lease.

The Company plans to continue utilizing short-term debt as support for normal operations and other temporary requirements (see Note 3 under Notes to Financial Statements). The Company is authorized by the Federal Energy Regulatory Commission (FERC) to have outstanding at any one time up to $600 million of short-term unsecured debt instruments.

TAX MATTERS

See Income Taxes in Note 7 under Notes to Financial Statement regarding SFAS No. 109, "Accounting for Income Taxes."

EFFECTS OF INFLATION AND CHANGING PRICES

The Company's financial statements reflect the historical cost of events and transactions occurring at times when the purchasing power of the dollar was different. The effects of inflation and changing prices on the Company's financial statements are most significant in the areas of depreciation and property, plant, and equipment.

The current replacement cost of the Company's utility plant substantially exceeds its recorded historical cost. However, the regulatory process limits the Company to the recovery of the historical cost of utility plant through depreciation. While the regulatory process does not reflect the current cost of replacing utility plant, past practice indicates the Company will be allowed to earn on and to recover the increased cost of its net investment after facilities are replaced.

The Company, by having assets such as receivables, fuel and materials inventory, and deferred charges, incurs a loss of purchasing power during periods of inflation because, after conversion, the cash received for these items will purchase less. More than offsetting such assets, however, are significant amounts of long-term debt, deferred income taxes, and current liabilities which will be paid with dollars of reduced purchasing power.

SELECTED QUARTERLY INFORMATION
(Thousands of Dollars Except Per Share Amounts)

                                                                      Earnings   Earnings
                                                                         on      Per Share
                                      Operating  Operating    Net      Common    of Stock
                                      Revenues    Income     Income    Stock    Outstanding
- -------------------------------------------------------------------------------------------
QUARTER ENDED:    MARCH 31, 1993       $452,966   $ 75,049  $ 44,204  $ 40,523        $ .40
                  March 31, 1992        430,930     64,188    31,841    28,326          .28

                  JUNE 30, 1993         512,209    115,298    86,846    83,401          .82
                  June 30, 1992         501,469    100,080    67,260    63,745          .62

                  SEPTEMBER 30, 1993    689,330    188,513   161,288   157,641         1.54
                  September 30, 1992    656,271    195,841   166,759   163,245         1.60

                  DECEMBER 31, 1993     411,499     32,437     4,822     1,508          .01
                  December 31, 1992     426,451     51,908    36,888    33,374          .33
- -------------------------------------------------------------------------------------------

Net Income and Earnings on Common Stock for the fourth quarter of 1992 reflect a gain of $18 million ($.18 per share) from the sale of the Company's Iowa and northern Illinois retail distribution properties. The Callaway plant was refueled in the fourth quarter of 1993 and the second quarter of 1992, the effect of which decreased earnings on common stock by about $21 million ($.20 per share) in each of these quarters. The cost of flooding in the Company's service territory in 1993 reduced earnings on common stock by $10 million ($.10 per share), primarily in the third quarter.

18    UNION ELECTRIC 1993

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Union Electric Company is responsible for the information and representations contained in the financial statements and in other sections of this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles. Other information included in this report is consistent, where applicable, with the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance as to the integrity of the financial records and the protection of assets. Qualified personnel are selected and an organization structure is maintained that provides for appropriate functional responsibility.

Written policies and procedures have been developed and are revised as necessary. The Company maintains and supports an extensive program of internal audits with appropriate management follow up.

The Board of Directors, through its Auditing Committee comprised of outside directors, is responsible for ensuring that both management and the independent accountants fulfill their respective responsibilities relative to the financial statements. Moreover, the independent accountants have full and free access to meet with the Auditing Committee, with or without management present, to discuss auditing or financial reporting matters.

REPORT OF INDEPENDENT ACCOUNTANTS


                              One Boatmen's Plaza      Telephone 314-425-0500

                              St. Louis, MO 63101
- --------------------------------------------------------------------------------
PRICE WATERHOUSE

To the Stockholders and Board of Directors             February 2, 1994
of Union Electric Company

In our opinion, the accompanying balance sheet and the related statements of income, long-term debt, preferred stock, retained earnings, other paid-in capital, and cash flows present fairly, in all material respects, the financial position of Union Electric Company at December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 7 and 8 to the financial statements, the Company changed its method of accounting for income taxes and for postretirement benefits other than pensions.

STATEMENT OF INCOME                                       UNION ELECTRIC COMPANY
(Thousands of Dollars Except Shares and Per Share Amounts)

                                                                            YEAR 1993      Year 1992      Year 1991
- --------------------------------------------------------------------------------------------------------------------

OPERATING REVENUES(*):
  Electric                                                                $  1,965,980   $  1,929,468   $  2,006,258
  Gas                                                                           99,552         84,159         86,877
  Other                                                                            472          1,494          3,805
  ------------------------------------------------------------------------------------------------------------------
  TOTAL OPERATING REVENUES                                                   2,066,004      2,015,121      2,096,940
OPERATING EXPENSES:
- --------------------------------------------------------------------------------------------------------------------
  Operations
    Fuel and purchased power                                                   413,054        407,067        411,739
    Other                                                                      445,535        381,690        374,997
  ------------------------------------------------------------------------------------------------------------------
                                                                               858,589        788,757        786,736
  Maintenance                                                                  190,097        187,267        170,454
  Depreciation and nuclear decommissioning                                     219,633        214,029        204,152
  Amortization of phase-in plans deferred costs                                     --         32,291         32,459
  Income taxes                                                                 179,475        179,691        222,700
  Other taxes(*)                                                               206,913        201,069        197,626
  ------------------------------------------------------------------------------------------------------------------
  TOTAL OPERATING EXPENSES                                                   1,654,707      1,603,104      1,614,127
  ------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                               411,297        412,017        482,813
- --------------------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
- --------------------------------------------------------------------------------------------------------------------
  Gain on sales of electric property                                                --         34,810             --
  Income taxes related to gain on sales of electric property                        --        (16,711)            --
  Allowance for equity funds used during construction                            6,418          3,115          2,156
  Miscellaneous, net                                                             3,919            (71)        (2,611)
  ------------------------------------------------------------------------------------------------------------------
  TOTAL OTHER INCOME AND DEDUCTIONS, NET                                        10,337         21,143           (455)
  ------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                                                 421,634        433,160        482,358
- --------------------------------------------------------------------------------------------------------------------
INTEREST CHARGES:
- --------------------------------------------------------------------------------------------------------------------
  Interest                                                                     129,600        135,319        167,209
  Allowance for borrowed funds used during construction                         (5,126)        (4,907)        (6,363)
  ------------------------------------------------------------------------------------------------------------------
  NET INTEREST CHARGES                                                         124,474        130,412        160,846
  ------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                     297,160        302,748        321,512
- --------------------------------------------------------------------------------------------------------------------
PREFERRED STOCK DIVIDENDS                                                       14,087         14,058         14,059
- --------------------------------------------------------------------------------------------------------------------
EARNINGS ON COMMON STOCK                                                  $    283,073   $    288,690   $    307,453
- --------------------------------------------------------------------------------------------------------------------
(*)Includes license and franchise taxes of $97,791,000, $92,993,000, and
   $96,802,000 for the years 1993, 1992, and 1991, respectively.

EARNINGS PER SHARE OF COMMON STOCK (based on average shares outstanding)         $2.77          $2.83          $3.01
- --------------------------------------------------------------------------------------------------------------------
DIVIDENDS PER SHARE OF COMMON STOCK                                             $2.335          $2.26          $2.18
- --------------------------------------------------------------------------------------------------------------------
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                                102,123,834    102,123,834    102,123,834
- --------------------------------------------------------------------------------------------------------------------

See Notes to Financial Statements on pages 27 through 32.

STATEMENT OF CASH FLOWS                                  UNION ELECTRIC COMPANY
(Thousands of Dollars)

                                                          YEAR 1993   Year 1992   Year 1991
- -------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING:
- -------------------------------------------------------------------------------------------
       Net income                                         $ 297,160   $ 302,748   $ 321,512
       Adjustments to reconcile net income to net cash
        provided by operating activities:
        Depreciation and amortization                       210,341     237,659     227,684
        Amortization of nuclear fuel                         46,441      47,816      71,964
        Gain on sales of electric property                        -     (34,810)          -
        Allowance for funds used during construction        (11,544)     (8,022)     (8,519)
        Postretirement benefit accrual                       31,970           -           -
        Deferred income taxes, net                           51,154      44,950      50,633
        Deferred investment tax credits, net                 (7,626)     (7,414)     (7,007)
        Changes in assets and liabilities:
         Receivables, net                                   (23,568)     22,408      (3,663)
         Materials and supplies                              46,741      (9,938)    (15,182)
         Accounts and wages payable                          (8,258)     12,207       6,346
         Taxes accrued                                       (5,762)    (10,958)      7,336
         Interest and dividends accrued or declared           2,351      (4,242)      5,593
         Other, net                                          (2,378)     (1,393)      5,486
       ------------------------------------------------------------------------------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES            627,022     591,011     662,183
       ------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING:
- -------------------------------------------------------------------------------------------
       Construction expenditures                           (266,433)   (259,652)   (237,159)
       Acquisition of electric property                           -     (62,430)          -
       Sale of water property                                     -       8,500           -
       Sales of electric property                                 -      68,702           -
       Allowance for funds used during construction          11,544       8,022       8,519
       Nuclear fuel expenditures                            (37,494)    (63,779)    (25,344)
       ------------------------------------------------------------------------------------
       NET CASH USED IN INVESTING ACTIVITIES               (292,383)   (300,637)   (253,984)
       -------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING:
- -------------------------------------------------------------------------------------------
       Dividends on preferred and common stock             (252,546)   (244,858)   (236,690)
       Environmental bond funds                              30,474      (4,915)    (42,585)
       Redemptions --
        Nuclear fuel lease                                  (52,907)    (50,693)    (60,178)
        Short-term debt                                           -     (34,500)    (34,000)
        Long-term debt                                     (605,500)   (520,076)   (292,396)
        Preferred stock                                     (73,751)        (26)       (212)
       Issuances --
        Nuclear fuel lease                                   51,593      40,534      16,669
        Short-term debt                                      37,600           -           -
        Long-term debt                                      455,000     521,500     242,585
        Preferred stock                                      74,438           -           -
       ------------------------------------------------------------------------------------
       NET CASH USED IN FINANCING ACTIVITIES               (335,599)   (293,034)   (406,807)
       ------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                        (960)     (2,660)      1,392
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                2,257       4,917       3,525
- -------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $   1,297   $   2,257   $   4,917
===========================================================================================

Cash and cash equivalents include cash on hand and temporary investments purchased with a maturity of three months or less.
================================================================================
See Notes to Financial Statements on pages 27 through 32.

BALANCE SHEET                                            UNION ELECTRIC COMPANY
(Thousands of Dollars)

ASSETS                                                   DECEMBER 31, 1993  December 31, 1992
- ---------------------------------------------------------------------------------------------
PROPERTY AND PLANT, AT ORIGINAL COST:
- ---------------------------------------------------------------------------------------------
       Electric                                                 $7,916,493         $7,657,516
       Gas                                                         149,167            138,811
       Other                                                        34,884             34,994
- ---------------------------------------------------------------------------------------------
                                                                 8,100,544          7,831,321
       Less accumulated depreciation and amortization            3,079,509          2,860,699
- ---------------------------------------------------------------------------------------------
                                                                 5,021,035          4,970,622

       Construction work in progress:
        Nuclear fuel in process                                    101,265            100,098
        Other                                                      142,656            130,655
       --------------------------------------------------------------------------------------
       TOTAL PROPERTY AND PLANT, NET                             5,264,956          5,201,375



REGULATORY ASSET - DEFERRED INCOME TAXES                           762,331                  -
- ---------------------------------------------------------------------------------------------



DEFERRED CHARGES AND OTHER ASSETS:
- ---------------------------------------------------------------------------------------------
       Unamortized debt expense                                     53,451             36,598
       Nuclear decommissioning trust fund                           44,420             32,541
       Other                                                        28,552             24,774
       --------------------------------------------------------------------------------------
       TOTAL DEFERRED CHARGES AND OTHER ASSETS                     126,423             93,913



CURRENT ASSETS:
- ---------------------------------------------------------------------------------------------
       Cash                                                          1,297              2,257
       Accounts receivable -- trade (less allowance
        for doubtful accounts of $6,194 and $5,858,
        at respective dates)                                       178,559            156,459
       Unbilled revenue                                             79,957             80,932
       Other accounts and notes receivable                          18,319             15,876
       Materials and supplies, at average cost --
        Fossil fuel                                                 53,123            103,582
        Construction and maintenance                                87,450             83,732
       Environmental bond funds                                     17,026             47,500
       Other                                                         6,129             11,737
       --------------------------------------------------------------------------------------
       TOTAL CURRENT ASSETS                                        441,860            502,075
       --------------------------------------------------------------------------------------

TOTAL ASSETS                                                    $6,595,570         $5,797,363
=============================================================================================

See Notes to Financial Statements on pages 27 through 32.

CAPITAL AND LIABILITIES                                                  DECEMBER 31, 1993   December 31, 1992
- --------------------------------------------------------------------------------------------------------------
CAPITALIZATION:
- --------------------------------------------------------------------------------------------------------------
       Common stock, $5 par value, authorized 150,000,000 shares --
        outstanding 102,123,834 shares (excluding 42,990 shares
        at par value in treasury)                                               $  510,619          $  510,619
       Other paid-in capital, principally premium on common stock
        (see accompanying statement)                                               717,669             718,482
       Retained earnings (see accompanying statement)                              977,880             934,919
       -------------------------------------------------------------------------------------------------------
       Total common stockholders' equity                                         2,206,168           2,164,020

       Preference stock, $1 par value, authorized 7,500,000 shares -- none outstanding

       Preferred stock not subject to mandatory redemption
        (see accompanying statement)                                               218,497             217,784
       Preferred stock subject to mandatory redemption
        (see accompanying statement)                                                   702                 728
       -------------------------------------------------------------------------------------------------------

       Long-term debt (see accompanying statement)                               1,777,153           1,668,337
       Unamortized discount and premium on debt                                    (10,498)             (8,784)
       -------------------------------------------------------------------------------------------------------
       TOTAL CAPITALIZATION                                                      4,192,022           4,042,085

ACCUMULATED DEFERRED INCOME TAXES                                                1,360,159             841,944
- --------------------------------------------------------------------------------------------------------------

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS                                        178,887             186,513
- --------------------------------------------------------------------------------------------------------------

REGULATORY LIABILITY (Note 7)                                                      266,399                   -
- --------------------------------------------------------------------------------------------------------------

ACCUMULATED PROVISION FOR NUCLEAR DECOMMISSIONING                                   46,093              35,897
- --------------------------------------------------------------------------------------------------------------

OTHER DEFERRED CREDITS AND LIABILITIES                                              92,227              25,347
- --------------------------------------------------------------------------------------------------------------

CONSTRUCTION COMMITMENTS AND CONTINGENCIES (Notes 9, 10, and 11)
- --------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
- --------------------------------------------------------------------------------------------------------------
       Current maturity of long-term debt                                           30,539             291,169
       Accounts payable                                                            153,474             165,311
       Wages payable                                                                37,326              33,747
       Bank loans                                                                   59,600              22,000
       Income taxes accrued                                                         25,147              30,925
       Accumulated deferred income taxes                                            28,871                   -
       Other taxes accrued                                                          17,578              17,562
       Interest accrued                                                             41,252              38,700
       Dividends declared                                                            3,301               3,502
       Other                                                                        62,695              62,661
       -------------------------------------------------------------------------------------------------------
       TOTAL CURRENT LIABILITIES                                                   459,783             665,577
       -------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND LIABILITIES                           $6,595,570   $5,797,363
==============================================================================================================

LONG-TERM DEBT                                          UNION ELECTRIC COMPANY
(Thousands of Dollars)

                                                    DECEMBER 31, 1993  December 31, 1992
- ----------------------------------------------------------------------------------------

FIRST MORTGAGE BONDS -- note (a)
- ----------------------------------------------------------------------------------------
  4 1/2%  Series due 1995                                  $   35,000         $   35,000
  4 3/4%  Series due 1995                                       3,000              3,000
  5 1/2%  Series due 1996                                      30,000             30,000
  5 5/8%  Series due 1996                                       5,000              5,000
  5 1/2%  Series due 1997                                      40,000             40,000
  5 5/8%  Series due 1997                                       5,000              5,000
  7%      Series due 1998--note (b)                                 -             50,000
  6 3/4%  Series due 1999                                     100,000            100,000
  7 3/8%  Series due 1999--note (b)                                 -             35,000
  7 5/8%  Series due 2001--note (b)                                 -             50,000
  7 7/8%  Series due 2001--note (b)                                 -             50,000
  8 1/8%  Series due 2001--note (b)                                 -             60,000
  8.33%   Series due 2002                                      75,000             75,000
  7.65%   Series due 2003                                     100,000            100,000
  7 3/4%  Series due 2003--note (b)                                 -              7,000
  6 7/8%  Series due 2004                                     188,000                  -
  7 3/8%  Series due 2004                                      85,000             85,000
  8 3/8%  Series due 2004--note (b)                                 -             70,000
  6 3/4%  Series due 2008                                     148,000                  -
  7.40%   Series due 2020--note (c)                            60,000             60,000
  8 3/4%  Series due 2021                                     125,000            125,000
  8%      Series due 2022                                      85,000             85,000
  8 1/4%  Series due 2022                                     104,000            104,000
  7.15%   Series due 2023                                      75,000                 -
  5.45%   Series due 2028--note (c)                            44,000                 -
UNSECURED LOANS--note (d)
- ----------------------------------------------------------------------------------------
  Commercial paper--note (e)                                   25,000             71,000
MISSOURI ENVIRONMENTAL IMPROVEMENT--
- ----------------------------------------------------------------------------------------
  Revenue bonds, 1984  Series A due 2014--note (f)             80,000             80,000
                 1984  Series B due 2014--note (f)             80,000             80,000
                 1985  Series A due 2015--note (g)             70,000             70,000
                 1985  Series B due 2015--note (g)             56,500             56,500
                 1991  Series due 2020--note (g)               42,585             42,585
                 1992  Series due 2022--note (g)               47,500             47,500
NUCLEAR FUEL LEASE--note (h)                                   68,568             46,752
- ----------------------------------------------------------------------------------------
LONG-TERM DEBT--note (i)(j)                                $1,777,153         $1,668,337
========================================================================================

(a) At December 31, 1993, substantially all of the property and plant was mortgaged under, and subject to liens of, the respective indentures pursuant to which the bonds were issued.
(b)  Redeemed in 1993.
(c)  Environmental Improvement Series.
(d) A bank credit agreement due 1995 permits the Company to borrow up to $200 million. Interest rates will vary depending on market conditions and the Company's selection of various options under the agreement. At December 31, 1993, no such borrowings were outstanding.
(e) A bank credit agreement due 1996 is utilized to support commercial paper borrowings up to $300 million on a long-term basis. At December 31, 1993, the outstanding commercial paper was at an average annualized interest rate of 3.22%.
(f) Adjustable-fixed rate, interest rate at 2.65% per annum through May 31, 1994; thereafter, interest rates will depend on market conditions and the Company's selection of an adjusted rate for each annual period or a fixed rate until maturity.
(g) Interest rates and the periods during which such rates apply, vary depending on the Company's selection of certain defined rate modes. The average interest rates at December 31, 1993, for 1985 Series A, 1985 Series B, 1991 Series and 1992 Series bonds were 2.49%, 2.48%, 2.65% and 2.92%, respectively.
(h) At December 31, 1993 and 1992, $31 million and $54 million, respectively, are included under current maturity of long-term debt.
(i) On January 24, 1994, the Company issued $100 million of first mortgage bonds, 7% Series due 2024.
(j) The estimated fair value of long-term debt at December 31, 1993 is $1,868,626,000. This estimate is based primarily on market values of actual or comparable securities at year end. The estimate may not represent actual values of financial instruments that could have been realized as of year end or that may be realized in the future.
===============================================================================
See Notes to Financial Statements on pages 27 through 32.

PREFERRED STOCK                                           UNION ELECTRIC COMPANY
(Thousands of Dollars)

                                                                         DECEMBER 31, 1993  December 31, 1992
- -------------------------------------------------------------------------------------------------------------
PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION:
- -------------------------------------------------------------------------------------------------------------
       Preferred stock outstanding without par value
        (entitled to cumulative dividends) -- note (a)

        Stated value of $100 per share --
         $7.64  Series  --  330,000 shares                                        $ 33,000           $      -
         $7.44  Series  --  330,001 shares                                          33,000             33,000
         $6.40  Series  --  300,000 shares                                          30,000             30,000
         $5.50  Series A --  14,000 shares                                           1,400              1,400
         $5.50  Series B --   3,000 shares                                             300                300
         $4.75  Series  --   20,000 shares                                           2,000              2,000
         $4.56  Series  --  200,000 shares                                          20,000             20,000
         $4.50  Series  --  213,595 shares                                          21,359             21,359
         $4.30  Series  --   40,000 shares                                           4,000              4,000
         $4.00  Series  --  150,000 shares                                          15,000             15,000
         $3.70  Series  --   40,000 shares                                           4,000              4,000
         $3.50  Series  --  130,000 shares                                          13,000             13,000

        Stated value of $97.50 per share --
         $8.00  Series of 1971 --  425,000 shares -- note (b)                            -             41,437

        Stated value of $92.25 per share --
         $8.00  Series --  350,000 shares -- note (b)                                    -             32,288

        Stated value of $25.00 per share --
         $1.735  Series --  1,657,500 shares                                        41,438                  -
      -------------------------------------------------------------------------------------------------------

TOTAL PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION                         $218,497           $217,784
=============================================================================================================



PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION:
- -------------------------------------------------------------------------------------------------------------
          Preferred stock outstanding without par value
            (entitled to cumulative dividends) -- note (a)

            Stated value of $100 per share --
             $6.30  Series -- 7,020 and 7,280 shares at
               respective dates, due 2020 -- note (c)                                 $702               $728
      -------------------------------------------------------------------------------------------------------

TOTAL PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION                                 $702               $728
=============================================================================================================

(a)  Authorized Union Electric Company total preferred stock -- 25,000,000 shares.
(b)  Redeemed in 1993.
(c) The Company is required to retire 260 shares at $100 per share on June 1 of each year.
================================================================================
See Notes to Financial Statements on pages 27 through 32.

STATEMENT OF RETAINED EARNINGS                            UNION ELECTRIC COMPANY
(Thousands of Dollars)

                                                  YEAR 1993    Year 1992    Year 1991
- -------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD                   $  934,919   $  877,029   $  792,207
- -------------------------------------------------------------------------------------
  Add:
  Net income                                        297,160      302,748      321,512
  -----------------------------------------------------------------------------------
                                                  1,232,079    1,179,777    1,113,719
  -----------------------------------------------------------------------------------
  Deduct:
  Preferred stock dividends*                         14,087       14,058       14,060
  Common stock cash dividends -- $2.335, $2.26,
    and $2.18 per share, respectively               238,459      230,800      222,630
  Capital stock expense                               1,653           --           --
  -----------------------------------------------------------------------------------
                                                    254,199      244,858      236,690
  -----------------------------------------------------------------------------------
  (Under mortgage indentures as amended,
    free and unrestricted retained earnings at
    December 31, 1993 amounted to $942,398)

BALANCE AT CLOSE OF PERIOD                       $  977,880   $  934,919   $  877,029
=====================================================================================

*Preferred stock dividends include dividends declared, applicable to subsequent periods.


STATEMENT OF OTHER PAID IN CAPITAL
(Thousands of Dollars)

                                                  YEAR 1993    Year 1992    Year 1991
- -------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                   $  718,482   $  718,507   $  718,473
  -----------------------------------------------------------------------------------
  Capital stock expense                                (813)         (25)          --

  Excess of stated value over purchase price of
    2,200 shares $7.44 Series preferred stock
    retired during 1991                                  --           --           34
  -----------------------------------------------------------------------------------

BALANCE AT CLOSE OF PERIOD                       $  717,669   $  718,482   $  718,507
=====================================================================================

See Notes to Financial Statements on pages 27 through 32.

NOTES TO FINANCIAL STATEMENTS                             UNION ELECTRIC COMPANY

NOTE 1 -- SUMMARY OF ACCOUNTING POLICIES

The Company is regulated by the Missouri Public Service Commission, Illinois Commerce Commission, and the Federal Energy Regulatory Commission. The accounting policies of the Company are in accordance with the rate-making practices of the regulatory authorities having jurisdiction and, as such, conform to generally accepted accounting principles as applied to regulated public utilities. Following is a description of the Company's significant accounting policies:

PROPERTY AND PLANT

The cost of additions to and betterments of units of property and plant is capitalized. Cost includes labor, material, applicable taxes, and overheads, plus an allowance for funds used during construction. Maintenance expenditures and the renewal of items not considered units of property are charged to income as incurred. When units of depreciable property are retired, the original cost and removal cost, less salvage, are charged to accumulated depreciation.

DEPRECIATION

Depreciation is provided over the estimated lives of the various classes of depreciable property by applying composite rates on a straight-line basis. The provision for depreciation in 1993, 1992, and 1991 was approximately 3% of the average depreciable cost.

NUCLEAR FUEL

The cost of nuclear fuel is amortized to fuel expense on a unit-of-production basis. Spent fuel disposal cost is charged to expense based on kilowatthours sold.

INCOME TAXES

Effective January 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the tax consequences of transactions that have been treated differently for financial reporting and tax return purposes, measured using statutory tax rates.

Investment tax credits utilized in prior years were deferred and are being amortized over the useful lives of the properties to which they relate.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

Allowance for funds used during construction (AFC) is a utility industry accounting practice whereby the cost of borrowed funds and the cost of equity funds (preferred and common stockholders' equity) applicable to the Company's construction program are capitalized as a cost of construction. This accounting practice offsets the effect on earnings of the cost of financing current construction, and treats such financing costs in the same manner as construction charges for labor and materials.

Under accepted rate-making practice, cash recovery of AFC, as well as other construction costs, occurs when completed projects are placed in service and reflected in customer rates.

AFC rates are established by the Company consistent with the methodology prescribed by the Federal Energy Regulatory Commission. Average annual AFC rates were 7.8% in 1993, 6.2% in 1992, and 7.1% in 1991.

CALLAWAY RATE PHASE-IN PLANS

The Callaway rate phase-in plans effective in 1985 as a result of regulatory commission orders provided for the partial deferral of a cash recovery of costs related to the Callaway plant during the early years of the plans with recovery of such deferrals in the later years of the plans.

A 1987 order of the Missouri Public Service Commission provided that $159 million of deferred costs at December 31, 1987, applicable to Missouri be recovered in rates over the five years 1988 through 1992.

UNBILLED REVENUE

The Company accrues on its books estimated, but unbilled, revenue and also a liability for the related taxes.

NOTE 2 -- DEBT RETIREMENT PROVISIONS

During the five years from December 31, 1993, the amounts of debt maturities totaling $174 million are: $31 million in 1994; $38 million in 1995; $60 million in 1996; and $45 million in 1997. Amounts for years subsequent to 1994 do not include nuclear fuel lease payments since the amounts of such payments are not currently determinable.

Debt retirement provisions contained in some mortgage    bond indentures of the
Company require, subject to certain alternatives, the redemption annually of 1% of the principal amount (as defined) of each series of bonds. In substantially all instances, as permitted by the indentures, the Company has been pledging property additions in lieu of such redemptions.

NOTE 3 -- SHORT-TERM BORROWINGS
Short-term borrowings of the Company consist of bank loans (maturities generally on an overnight basis) and commercial paper (maturities generally within 10-45 days). Information relative to short-term borrowings is as follows:

                                          (In thousands except rates)

                                           1993       1992       1991
                                         --------   --------   --------
BANK LOANS AT YEAR END --
  Amount outstanding                     $ 59,600   $ 22,000   $ 56,500
  Composite interest rate                     3.3%       3.3%       4.7%

MAXIMUM AGGREGATE SHORT-TERM
BORROWINGS AT ANY MONTH END
DURING THE YEAR                          $101,500   $261,000   $173,000

AVERAGE DAILY SHORT-TERM BORROWINGS
OUTSTANDING DURING THE YEAR --
  Aggregate amount                       $ 42,376   $100,996   $101,181
  Weighted composite interest rate            3.2%       3.8%       6.2%

The above weighted composite interest rates were calculated by dividing the applicable interest expense for the year by the average daily short-term borrowings shown above.

At December 31, 1993, the Company had committed bank lines of credit aggregating $187 million ($162 million of which were unused at such date) which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate, or other options, and in support of which the Company has agreements with its lending banks to pay annual fees up to 0.125%. These lines of credit are renewable annually at various dates throughout the year.

NOTE 4 -- NUCLEAR FUEL LEASE
The Company has a lease agreement which provides for the financing of nuclear fuel. Effective February 1, 1994, the maximum amount which may be financed under the agreement was increased from $100 million to $120 million. Pursuant to the terms of the lease, the Company has assigned to the lessor certain contracts for purchase of nuclear fuel. The lessor obtains, through the issuance of commercial paper or from direct loans under a committed revolving credit agreement from commercial banks, the necessary funds to purchase the fuel and make interest payments when due.

The Company is obligated to reimburse the lessor for all expenditures for nuclear fuel, interest, and related costs. Obligations under this lease become due as the nuclear fuel is consumed at the Company's Callaway nuclear plant. The Company reimbursed the lessor $55.0 million during 1993, $54.3 million during 1992, and $68.0 million during 1991.

The Company has capitalized the cost, including certain   interest costs, of the
leased nuclear fuel and has recorded

the related lease obligation. During the years 1993, 1992, and 1991, the total interest charges under the lease were $3.1 million, $4.4 million, and $8.5 million (based on average interest rates of 3.6%, 4.3%, and 6.7%, respectively) of which $1.4 million, $1.3 million, and $1.4 million, respectively, were capitalized.

NOTE 5 -- PREFERRED STOCK
During the three years ended December 31, 1993, preferred stock, without par value, was issued or redeemed as follows: issued 1,657,500 shares, $1.735 Series and 330,000 shares, $7.64 Series in 1993; redeemed 350,000 shares, $8.00 Series and 425,000 shares, $8.00 Series of 1971 in 1993, and redeemed 2,200 shares, $7.44 Series in 1991. The Company retired 260 shares, $6.30 Series in 1993, 1992, and 1991.

PREFERRED STOCK                                 REDEMPTION PRICE
- ----------------------------------------------------------------
                                                     (PER SHARE)
$7.64 Series                                         $103.82(a)
$7.44 Series                                          101.00
$6.40 Series                                          101.50
$5.50 Series A                                        110.00
$5.50 Series B                                        103.50
$4.75 Series                                          102.176
$4.56 Series                                          102.47
$4.50 Series                                          110.00(b)
$4.30 Series                                          105.00
$4.00 Series                                         105.625
$3.70 Series                                          104.75
$3.50 Series                                          110.00
$1.735 Series                                          25.00(c)
$6.30 Series (d)                                      100.00
- ----------------------------------------------------------------

(a)  Beginning February 15, 2003, eventually declining to $100 per share.
(b)  In the event of voluntary liquidation, $105.50.
(c)  On or after August 1, 1998.
(d) The Company is required to retire 260 shares at $100 per share on June 1 of each year.

NOTE 6 -- PREFERRED STOCK MANDATORY REDEMPTION PROVISIONS
During each of the five years 1994 through 1998, the Company will be required to redeem $26,000 of the preferred stock outstanding at December 31, 1993.

NOTE 7 -- INCOME TAXES

Total income tax expense for 1993 resulted in an effective tax rate of 38% on earnings before income taxes (39% in 1992 and 41% in 1991). The principal reasons such rates differ from the statutory Federal rate are as follows:

                                          1993       1992       1991
                                          ----       ----       ----
STATUTORY FEDERAL INCOME TAX RATE          35%        34%        34%
INCREASES (DECREASES) FROM:
 Depreciation differences                   2          1          2
 Callaway rate phase-in plans               -          2          2
 State tax                                  2          3          3
 Miscellaneous, net                        (1)        (1)         -
                                           ---        ---        ---
EFFECTIVE INCOME TAX RATE                  38%        39%        41%
                                           ===        ===        ===

Income tax expense components for the years shown are as follows (in thousands):


                                          1993       1992       1991
                                        --------   --------   --------
TAXES CURRENTLY PAYABLE
(PRINCIPALLY FEDERAL):
  Included in operating expenses        $147,062   $147,887   $183,573
  Included in other income --
  Miscellaneous, net                      (7,874)    11,586     (8,244)

DEFERRED TAXES
(PRINCIPALLY FEDERAL):
  Included in operating expenses --
    Depreciation differences              49,566     37,588     41,757
    Other                                 (9,527)     1,630      4,377
  Included in other income --
    Depreciation differences               9,638      6,978      6,834
    Other                                  1,477     (1,246)    (2,336)

DEFERRED INVESTMENT TAX CREDITS, NET
  Included in operating expenses          (7,626)    (7,414)    (7,007)
                                        --------   --------   --------
TOTAL INCOME TAX EXPENSE                $182,716   $197,009   $218,954
                                        ========   ========   ========

Effective January 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." Prior to 1993, in accordance with accepted ratemaking practice, deferred income taxes were not provided for certain temporary differences flowed through to customers and the equity component of Allowance for Funds Used During Construction. SFAS No. 109 requires recognition of the income tax effect of such temporary differences. Accordingly, a Regulatory Asset, representing the probable recovery from customers of future income taxes which is expected to occur when the temporary differences reverse, has been recorded along with a corresponding deferred tax liability. Also, a Regulatory Liability recognizing the lower expected revenue resulting from reduced income taxes associated with amortizing accumulated deferred investment tax credits, has been recorded. The deferred tax asset corresponding to this Regulatory Liability has been combined with the deferred tax liabilities.

SFAS No. 109 requires that deferred tax liabilities be adjusted for enacted changes in tax laws or rates. Accordingly, the Company reduced its deferred tax liabilities for amounts previously recorded in excess of the current statutory rate. Recognizing that regulators will probably reduce future revenues for these excess tax deferrals, the reduction in the deferred tax liability was credited to the Regulatory Liability.

Adopting SFAS No. 109 increased both assets and liabilities at December 31, 1993 by approximately $762 million, but did not affect the Company's 1993 earnings on common stock.

Under SFAS No. 109, temporary differences gave rise to deferred tax assets of $40 million and deferred tax liabilities of $1.43 billion at December 31, 1993. These are sum-marized as follows (in millions):

DEPRECIATION                                    $  806
REGULATORY ASSET - NET                             496
CAPITALIZED TAXES AND EXPENSES                     127
DEFERRED BENEFIT COSTS                             (30)
DISALLOWED PLANT COSTS                             (10)
                                                ------
TOTAL ACCUMULATED DEFERRED INCOME TAXES, NET    $1,389
                                                ======

NOTE 8 -- RETIREMENT BENEFITS
The Company has non-contributory, defined-benefit retirement plans covering substantially all of its employees. Benefits are based on the employees' years of service and compensation. The Company's funding policy is to contribute annually at least the minimum amount required by government funding standards, but not more than can be deducted for Federal income taxes. Plan assets consist principally of common stocks and fixed income securities.
Pension costs for the years 1993, 1992, and 1991, were $27 million, $25 million, and $24 million, respectively, of which approximately 18% in 1993 and 1992, and 17% in 1991 were charged to construction accounts.

The plans' funded status follows (in millions):

                                                     At December 31,
                                                   1993    1992    1991
                                                  -----   -----   -----
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
 Vested benefit obligation                        $(607)  $(492)  $(455)
                                                  =====   =====   =====
 Accumulated benefit obligation                   $(686)  $(521)  $(481)
                                                  =====   =====   =====
 Projected benefit obligation for service
 rendered to date                                 $(820)  $(688)  $(633)
PLAN ASSETS AT FAIR VALUE                           738     671     636
                                                  -----   -----   -----
(DEFICIENCY) EXCESS OF PLAN ASSETS VERSUS
 PROJECTED BENEFIT OBLIGATION                       (82)    (17)      3
UNRECOGNIZED NET GAIN                                (4)    (55)    (78)
PRIOR SERVICE COST NOT YET RECOGNIZED IN NET
 PERIODIC PENSION COST                               93      84      89
UNRECOGNIZED NET ASSETS AT TRANSITION               (11)    (12)    (12)
                                                  -----   -----   -----
PREPAID PENSION COST                              $  (4)  $   -   $   2
                                                  =====   =====   =====

Pension costs include the following components
(in millions):
                                                   1993    1992    1991
                                                  -----   -----   -----
SERVICE COST -- BENEFITS EARNED DURING
 THE PERIOD                                       $  18   $  17   $  15
INTEREST COST ON PROJECTED BENEFIT OBLIGATION        59      56      52
ACTUAL RETURN ON PLAN ASSETS                        (89)    (52)   (110)
NET AMORTIZATION AND DEFERRAL                        39       4      67
                                                  -----   -----   -----
PENSION COST                                      $  27   $  25   $  24
                                                  =====   =====   =====

For determining the actuarial present value of the projected benefit obligation in 1993, 1992, and 1991, the weighted average discount rates were 7.25%, 8.5%, and 8.75%, respectively. The rate of increase in future compensation was 4.25% in 1993, and 6% in 1992 and 1991. The expected long-term rate of return on plan assets was 8.5%.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they reach retirement age while working for the Company. Prior to 1993, the costs of retiree health care and life insurance benefits were recognized on the basis of claims paid. For 1993, 1992, and 1991, the actual claims paid were $14.6 million, $13.5 million, and $11 million, respectively.

Effective January 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions," which requires accrual of expected postretirement benefit costs during employees' years of service. The present value of the Company's accumulated postretirement benefit obligation is estimated to be $325 million and the 1993 net periodic postretirement benefit costs were $53 million, of which approximately 18% was charged to construction accounts. The Company's transition obligation is being amortized over 20 years.

The plans' status at December 31, 1993 follows (in millions):

ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
  Active employees eligible for benefits                          $ (47)
  Retired employees                                                (169)
  Other active employees                                           (109)
                                                                  -----
    Total benefit obligation                                       (325)

UNRECOGNIZED - TRANSITION OBLIGATION                                309
             - PRIOR SERVICE COST                                   (44)
             - LOSS                                                  21
                                                                  -----
ACCRUED POSTRETIREMENT BENEFIT COSTS                              $ (39)
                                                                  =====

The components of the 1993 net periodic postretirement benefit cost are as follows (in millions):

SERVICE COST -- BENEFITS EARNED DURING THE PERIOD                 $   9
INTEREST COST ON PROJECTED BENEFIT OBLIGATION                        28
AMORTIZATION OF TRANSITION OBLIGATION                                16
                                                                  -----
NET PERIODIC COST                                                 $  53
                                                                  =====

Assumptions for the obligation and expense measurements are as follows:

DISCOUNT RATE AT MEASUREMENT DATE                                  7.25%
MEDICAL COST TREND RATE - INITIAL                                 11.25%
                        - ULTIMATE                                 5.25%
ULTIMATE MEDICAL COST TREND RATE EXPECTED IN YEAR                  2000

A one percent increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation by approximately $4 million and $28 million, respectively.

In January 1993, the Emerging Issues Task Force of the Financial Accounting Standards Board established the criteria permitting regulated enterprises to record a regulatory asset offsetting the liability recorded pursuant to SFAS
106. The prescribed criteria preclude the Company from recording a regulatory asset. As a result, adopting SFAS 106 reduced the Company's 1993 earnings on common stock by $20 million or 20 cents per share.

NOTE 9 -- CONSTRUCTION COMMITMENTS
The Company is engaged in a construction program under which expenditures averaging approximately $310 million are anticipated during each of the next five years.

NOTE 10 -- CONTINGENCIES
The Company's insurance coverage for its Callaway plant is as follows:

  Property insurance coverage of $500 million provided by American Nuclear Insurers (ANI) and Mutual Atomic Energy Liability Underwriters (MAELU).

  Excess property insurance of $850 million, including $100 million of coverage for premature decom-missioning costs, provided by ANI/MAELU and Nuclear Electric Insurance Limited (NEIL), a mutual insurer established by the utility industry.

  Excess property insurance of $1.15 billion pro-vided by NEIL. Under this policy, the Company could be subject to a maximum retrospective premium assessment of $11.6 million in any one policy year. The policy also provides up to an additional $250 million of coverage for premature decommissioning costs in excess of funds previously collected for decommissioning. Such coverage is limited to a premature decom-missioning which results from a major accident.

  The NRC requires property insurance proceeds to be first dedicated to reactor stabilization and decontamination, which may significantly reduce the proceeds available for property repair and replacement.

  A Master Worker Policy issued by ANI/MAELU with an aggregate limit of $400 million for the nuclear industry as a whole to cover claims of workers as a result of initial radiation exposure after December 31, 1987. Under this policy, the Company could be subject to a maximum retrospective premium assessment of $3.1 million.

  Accidental outage replacement power cost insurance provided by NEIL. Thereunder, the Company is insured for up to $3.1 million per week for the first year, commencing 21 weeks after initiation of the outage and up to $2.1 million per week for the second and third year. Under this policy, the Company could be subject to a maximum annual retrospective premium assessment of $3.3 million in any one policy year.

The Atomic Energy Act, as revised August 1988 by the Price-Anderson amendments, covers liability to third parties for a nuclear incident and, at December 31, 1993, limited such liability to approximately $9.4 billion for each nuclear incident. Coverage of the first $200 million of liability is provided by ANI/MAELU. The balance is provided by utility industry retrospective assessments. The Company's maximum potential assessment under this plan would be $75.5 million per incident payable in annual installments of not more than $10 million. Additionally, if the sum of all public liability claims and legal costs arising from a nuclear incident exceeds the amount of primary and excess coverage in force, the Company can be assessed an additional $3.8 million. As required by the Price-Anderson Act, the assessment is subject to an inflationary adjustment.

To the extent that any losses arising from a nuclear incident at Callaway plant exceed the limits of, or are not subject to, insurance, or to the extent such insurance becomes unavailable in the future, the Company may retain the risk of loss as a self-insurer. Although the Company has no reason to anticipate a serious nuclear incident at Callaway plant, if such an incident did occur, it could have a material but presently undeterminable adverse effect on the Company's financial position.

Under the Clean Air Act Amendments of 1990, the Company is required to reduce total annual emissions of sulfur dioxide by approximately two-thirds by the year 2000. Significant reductions in nitrogen oxide will also be required. With switching to low-sulfur coal and early banking of emission credits, the Company anticipates that it can comply with the requirements of the law with no significant increase in revenue needs because the related capital costs, estimated at about $300 million, will be largely offset by lower fuel costs.

As of December 31, 1993, the Company was designated a potentially responsible party (PRP) by federal and state environmental protection agencies for five hazardous waste sites. Other hazardous waste sites have been identified for which the Company may be responsible but has not been designated a PRP. The Company is continuing to evaluate the remediation costs that will be required for all of these sites. However, such costs are not expected to have a material adverse effect on the Company's financial position.

The Company is involved in legal and administrative proceedings before various courts and agencies with

NOTES TO FINANCIAL STATMENTS                              UNION ELECTRIC COMPANY
(continued)

NOTE 10 -- CONTINGENCIES (cont'd)

respect to matters arising in the ordinary course of business, some of which involve substantial amounts. Management is of the opinion that the final disposition of these proceedings will not have a material adverse effect on the Company's financial position.

In November 1992, the Missouri Public Service Commission (MoPSC) approved a settlement among various parties involving the Company's Missouri electric rates. Under the terms of the settlement, rate decreases for all classes of Missouri electric customers reduced 1993 annual revenues by approximately $42 million. The settlement also provides that no party shall file for a general increase or decrease in the Company's Missouri electric rates prior to September 1, 1994, except that the Company may request an increase if certain adverse events occur.

See Management's Discussion and Analysis - Liquidity and Capital Resources for information regarding the Company's acquisition and sales of electric properties.

NOTE 11 -- CALLAWAY NUCLEAR PLANT
Under the Nuclear Waste Policy Act of 1982, the U.S. Department of Energy (DOE) is responsible for the permanent storage and disposal of spent nuclear fuel.
DOE currently charges one mill per kilowatthour sold for future disposal of spent fuel. Electric rates charged to customers provide for recovery of such costs. DOE is not expected to have its permanent storage facility for spent fuel available until at least 2010. The Company has sufficient storage capacity at the Callaway plant site until 2005 and has viable storage alternatives under consideration that would provide additional storage facilities. Each alternative will likely require Nuclear Regulatory Commission approval and may require other regulatory approvals. The delayed availability of DOE's disposal facility is not expected to adversely affect the continued operation of the Callaway plant.

In 1993, the Company recorded a $23 million liability and a corresponding asset for a special DOE assessment on all utilities owning nuclear plants. The assessment is for the future decontamination, decommissioning and reclamation of DOE uranium enrichment facilities. It will be paid and charged to expense over 15 years beginning in 1993.

Callaway plant decommissioning costs are estimated to be $372 million in current year dollars. Annual decom-missioning costs are charged to depreciation expense over Callaway's service life and amounted to $6.7 million in 1993. Electric rates charged to customers provide for recovery of decommissioning costs over the life of the plant, based on an assumed 40-year life, ending upon expiration of the plant's operating license in 2024. Every three years, the MoPSC requires the Company to file updated cost studies for decommissioning Callaway. Electric rates may be adjusted at such times to reflect changes in cost estimates. Amounts collected from customers are deposited in a trust fund established to provide for decommissioning costs. Fund earnings, net of expenses, appear on the balance sheet as increases in the nuclear decommissioning trust fund and in the Accumulated Provision for Nuclear Decommissioning. The Callaway site is assumed to be decommissioned using the DECON (immediate dismantlement) alternative.

NOTE 12 -- SUPPLEMENTARY INFORMATION

(Thousands of Dollars)                    1993      1992      1991
                                        --------  --------  --------
MAINTENANCE AND REPAIRS, CHARGED
DIRECTLY TO:
  Operating expenses                    $190,097  $187,267  $170,454
  Other accounts (a)                      10,780    10,633    11,064
                                        --------  --------  --------
                                        $200,877  $197,900  $181,518
                                        ========  ========  ========
DEPRECIATION, DEPLETION AND
AMORTIZATION OF FIXED AND INTANGIBLE
ASSETS, CHARGED DIRECTLY TO:
  Operating expenses                    $210,341  $237,659  $227,684
  Other accounts (a)                       9,077     7,827     5,967
                                        --------  --------  --------
                                        $219,418  $245,486  $233,651
                                        ========  ========  ========
TAXES, OTHER THAN PAYROLL AND
INCOME TAXES, CHARGED DIRECTLY TO:
  Operating expenses -
    Real estate and personal property   $ 86,536  $ 85,792  $ 78,900
    License and franchise                 97,791    92,993    96,802
    Miscellaneous                          1,624     1,700     1,699
                                        --------  --------  --------
                                         185,951   180,485   177,401
  Other accounts                           5,255     4,900     4,512
                                        --------  --------  --------
                                        $191,206  $185,385  $181,913
                                        ========  ========  ========

(a) A substantial portion of amounts charged to other accounts is allocated to operating expenses through clearing accounts.
(b) The amounts of payroll taxes for the years 1993, 1992, and 1991 were $20,962,000, $20,584,000,and $20,225,000, respectively.
(c)  The amounts of royalties and advertising costs were not material.
(d) Total interest paid (net of amount capitalized) in 1993, 1992, and 1991 was $112 million, $128 million, and $146 million, respectively.
(e) Total income taxes paid in 1993, 1992, and 1991 were $145 million, $170 million, and $168 million, respectively.

===============================================================================
This report and the financial statements contained herein are submitted for the information of the stockholders of the Company and are not intended to induce, or for use in connection with, any sale or purchase of any securities of the Company.

                                                1993          1992          1991          1990          1989
- ------------------------------------------------------------------------------------------------------------
ELECTRIC OPERATING REVENUES (000):
       Residential                        $  817,713   $   754,667   $   831,106   $   763,539   $   757,139
       Commercial                            684,446       676,761       685,799       673,037       668,796
       Industrial                            373,353       410,370       395,116       411,809       411,614
       Other electric utilities               59,160        57,226        65,317        62,167        64,262
       Miscellaneous                          31,308        30,444        28,920        28,619        28,073
       -----------------------------------------------------------------------------------------------------
TOTAL ELECTRIC OPERATING REVENUES         $1,965,980   $ 1,929,468   $ 2,006,258   $ 1,939,171   $ 1,929,884
- ------------------------------------------------------------------------------------------------------------
KILOWATTHOUR SALES (000,000):
       Residential                            10,867         9,690        10,646         9,810         9,724
       Commercial                             10,989        10,553        10,678        10,276        10,142
       Industrial                              8,003         9,030         8,524         8,706         8,605
       Other electric utilities                1,580         1,488         1,623         1,511         1,534
       Miscellaneous                             139           144           139           142           141
       -----------------------------------------------------------------------------------------------------
TOTAL KILOWATTHOUR SALES                      31,578        30,905        31,610        30,445        30,146
- ------------------------------------------------------------------------------------------------------------
ELECTRIC CUSTOMERS (End of year):
- ------------------------------------------------------------------------------------------------------------
       Residential                           976,390       990,563       962,629       957,102       951,154
       Commercial                            126,542       127,932       122,152       121,090       119,307
       Industrial                              6,605         6,828         6,778         6,752         6,714
       Electric utilities                         17            19            20            21            21
       Other                                   1,630         1,619         1,599         1,644         1,588
       -----------------------------------------------------------------------------------------------------
TOTAL ELECTRIC CUSTOMERS                   1,111,184     1,126,961     1,093,178     1,086,609     1,078,784
- ------------------------------------------------------------------------------------------------------------
RESIDENTIAL CUSTOMER DATA (Average):
- ------------------------------------------------------------------------------------------------------------
       Kilowatthours used                     11,151         9,864        11,106        10,283        10,289
       Annual electric bill                  $839.11       $768.20       $867.00       $800.80       $801.14
       Revenue per kilowatthour                 7.52c         7.79c         7.81c         7.78c         7.79c
- ------------------------------------------------------------------------------------------------------------
GROSS INSTANTANEOUS
 PEAK DEMAND (Kilowatts)                   7,540,000     7,135,000     7,365,000     7,465,000     7,210,000
- ------------------------------------------------------------------------------------------------------------
CAPABILITY AT TIME OF PEAK,
 INCLUDING NET PURCHASES (Kilowatts)       8,597,000     8,407,000     8,285,000     8,132,000     8,255,000
- ------------------------------------------------------------------------------------------------------------
GENERATING CAPABILITY AT
   TIME OF PEAK (Kilowatts)                7,963,000     7,868,000     7,868,000     7,760,000     7,837,000
- ------------------------------------------------------------------------------------------------------------
COAL BURNED (Tons)                         9,803,000    10,314,000    10,732,000    10,643,000    10,711,000
- ------------------------------------------------------------------------------------------------------------
PRICE PER TON OF COAL                         $31.66        $31.96        $32.26        $33.85        $33.12
- ------------------------------------------------------------------------------------------------------------

                                                              1993           1992           1991           1990
- ---------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
- ---------------------------------------------------------------------------------------------------------------
       Operating revenues                             $  2,066,004   $  2,015,121   $  2,096,940   $  2,023,017
       Operating expenses                                1,654,707      1,603,104      1,614,127      1,565,477
       Operating income                                    411,297        412,017        482,813        457,540
       Callaway rate phase-in plans                              -             60            107            237
       Deferred costs disallowed                                 -              -              -              -
       Callaway Unit No. 1 costs disallowed, net                 -              -              -              -
       Loss on cancellation of
        Callaway Unit No. 2, net                                 -              -              -              -
       Allowance for all funds used
        during construction                                 11,544          8,022          8,519         14,145
       Gain on sales of electric property, net                   -         18,099              -              -
       Miscellaneous, net                                    3,919           (131)        (2,718)         9,881
       Interest                                           (129,600)      (135,319)      (167,209)      (187,584)
       Net income                                          297,160        302,748        321,512        294,219
       Preferred stock dividends                            14,087         14,058         14,059         14,693
       Earnings on common stock                            283,073        288,690        307,453        279,526
       Average common shares
        outstanding                                    102,123,834    102,123,834    102,123,834    102,123,834
       --------------------------------------------------------------------------------------------------------
ASSETS, OBLIGATIONS, AND EQUITY CAPITAL (Year End)
- ---------------------------------------------------------------------------------------------------------------
       Total assets                                   $  6,595,570   $  5,797,363   $  5,733,479   $  5,702,341
       Long-term debt obligations                        1,766,655      1,659,553      1,730,277      1,948,024
       Preferred stock subject to
        mandatory redemption                                   702            728            754            780
       Preferred stock not subject to
        mandatory redemption                               218,497        217,784        217,784        218,004
       Common equity                                     2,206,168      2,164,020      2,106,155      2,021,299
       --------------------------------------------------------------------------------------------------------
FINANCIAL INDICES:
- ---------------------------------------------------------------------------------------------------------------
       Earnings per share of common stock
        (based on average shares outstanding)                $2.77          $2.83          $3.01          $2.74
       Cash dividends per share of
        common stock                                        $2.335          $2.26          $2.18          $2.10
       Return on average common stock equity                 13.01%         13.70%         14.99%         14.16%
       Ratio of earnings to fixed charges (a)                 4.66           4.66           4.21           3.57
       Book value per common share                          $21.60         $21.19         $20.62         $19.79
       --------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS (Year End):
- ---------------------------------------------------------------------------------------------------------------
       Common equity                                          52.6%          53.5%          51.9%          48.3%
       Preferred stock not subject to
        mandatory redemption                                   5.2            5.4            5.4            5.2
       Preferred stock subject to
        mandatory redemption                                     -              -              -              -
       Long-term debt                                         42.2           41.1           42.7           46.5
       --------------------------------------------------------------------------------------------------------
                                                             100.0%         100.0%         100.0%         100.0%
       --------------------------------------------------------------------------------------------------------

       (a) Earnings used in computing the ratio of earnings to fixed charges consist of net income plus fixed charges (interest on debt, amortization of debt discount, premium and expense, and a portion of rentals representative of the interest factor) and income taxes.

             1989            1988           1987           1986           1985          1984          1983
- ----------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------
      $ 2,010,306     $ 2,029,107    $ 1,946,411    $ 1,807,182    $ 1,591,763   $ 1,412,414   $ 1,401,086
        1,543,838       1,544,953      1,457,957      1,287,572      1,173,187     1,172,128     1,160,816
          466,468         484,154        488,454        519,610        418,576       240,286       240,270
              227           2,408         92,791         59,861         74,631             -             -
               -                -        (23,169)             -              -             -             -
               -                -              -              -       (234,780)            -             -

          (30,196)              -              -              -              -             -             -

           17,908          14,885         20,477         15,812        106,754       329,669       251,307
                -               -              -              -              -             -             -
            7,769         (10,648)       (15,714)         3,947         (1,709)        1,619         2,509
         (176,571)       (199,241)      (228,961)      (247,409)      (254,320)     (247,308)     (218,530)
          285,605         291,558        333,878        351,821        109,152       324,266       275,556
           19,134          30,425         36,522         49,245         49,836        50,185        46,118
          266,471         261,133        297,356        302,576         59,316       274,081       229,438

      102,123,834     102,123,834    102,123,834    102,123,834    100,403,016    96,574,699    86,744,282
- ----------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------
      $ 5,760,322     $ 5,827,246    $ 5,957,811    $ 5,895,211    $ 5,738,620   $ 5,819,996   $ 5,146,666
        2,106,776       2,188,614      2,357,615      2,436,092      2,454,687     2,457,381     2,108,047

              806          60,832         64,608        165,384        173,160       178,936       180,962

          227,582         279,784        354,784        354,784        354,784       354,784       354,784
        1,954,481       1,895,360      1,837,156      1,743,189      1,630,466     1,695,239     1,526,188
- ----------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------

            $2.61           $2.56          $2.91          $2.96          $0.59         $2.84         $2.64

            $2.02           $1.94          $1.92          $1.86          $1.78         $1.72         $1.66
            14.03%          14.08%         16.79%         18.16%          3.81%        17.23%        16.79%
             3.63            3.35           3.30           2.79           1.14          2.88          2.89
           $19.14          $18.56         $17.99         $17.07         $15.97         $17.10       $16.12
- ----------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------
             45.6%           42.8%          39.8%          37.1%          35.3%         36.2%         36.6%

              5.3             6.3            7.7            7.6            7.7           7.6           8.5

                -             1.4            1.4            3.5            3.8           3.8           4.3
             49.1            49.5           51.1           51.8           53.2          52.4          50.6
- ----------------------------------------------------------------------------------------------------------
            100.0%          100.0%         100.0%         100.0%         100.0%        100.0%        100.0%
- ----------------------------------------------------------------------------------------------------------

INVESTOR INFORMATION

DRPlus
DRPlus, UE's stock purchase and dividend reinvestment plan, is a convenient way for the company's stockholders, employees and customers to purchase common shares without paying fees. Please see the attached card for more information.

DIRECT DEPOSIT OF DIVIDENDS
Stockholders may have their cash dividends electronically deposited in their bank accounts on the dividend payment date. Please see the attached card for more information.

ANNUAL MEETING
The Annual Meeting of Stockholders will convene at 9 a.m. Tuesday, April 26, 1994 at The Saint Louis Art Museum, 1 Fine Arts Drive, Forest Park, St. Louis, Missouri.

COMMON STOCK AND DIVIDEND INFORMATION
The company's common stock is listed on the New York Stock Exchange (ticker symbol: UEP). Common stockholders of record totaled 122,279 at December 31, 1993. Union Electric has paid cash dividends on common stock for 88 consecutive years, since 1906. Under the company's amended mortgage indentures, $35,482,000 of total retained earnings was restricted against payment of common dividends -- except those payable in common stock; retained earnings totaled $977,880,000 at December 31, 1993.

The following table includes the high and low sales prices and the dividends paid per common share during the past two years:

1993
                       Price Range
                    -----------------     Dividends
Quarter Ended         High      Low         Paid
- -------------------------------------------------------
March 31            $40 1/2   $35 3/4        58 (cents)
June 30              41 3/8    38 5/8        58
September 30         44 5/8    40            58
December 31          44 3/8    38 1/8        59 1/2

1992
                       Price Range
                    -----------------     Dividends
Quarter Ended         High      Low         Paid
- -------------------------------------------------------
March 31            $38 3/4   $32 1/2        56 (cents)
June 30              36        31 3/4        56
September 30         37 7/8    35 5/8        56
December 31          37 3/8    35 1/4        58

INVESTOR SERVICES
The company's Investor Services representatives are available to help you each business day from 7:30 a.m. to 4:30 p.m. (Central Time). Please write or call:
        Union Electric Company
        Investor Services Department
        P.O. Box 66887
        St. Louis, MO 63166-6887

        St. Louis area 554-3502
        Toll-free 1-800-255-2237

OFFICE
1901 Chouteau Avenue
St. Louis, MO 63103
314-621-3222

STOCK AND FIRST MORTGAGE BOND TRANSFER AGENT AND REGISTRAR
Union Electric Company

TRUSTESS FOR FIRST MORTGAGE BONDS
Boatmen's Trust Company
St. Louis, MO

Harris Trust and Savings Bank and D.G. Donovan, Co-Trustees
Chicago, IL

LaSalle National Trust, N.A.
Chicago, IL


                                                       UNION ELECTRIC 1993    37