Form 10-K405, Exhibit 13
period 1994-12-31
UNION ELECTRIC CO
filed 1995-03-10
CIK 100826

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Earnings and earnings per share fluctuated due to many conditions, the primary ones being: weather variations, electric rate reductions, sales growth, fluctuating operating costs, the purchase and sales of utility properties, new accounting requirements, changes in interest expense and in income and property taxes.

The impacts of the more significant items affecting revenues, costs, and earnings during the past several years are analyzed and discussed below.

ELECTRIC OPERATING REVENUES

                                 Electric Operating Revenues

                                                        VARIATION FROM PRIOR YEAR
                                             ------------------------------------------------
(Millions of Dollars)                         1994                  1993              1992
                                              ----                  ----              ----
Rate variations                              $  --                 $ (42.9)         $    (.9)
Effect of abnormal weather                     (33.9)                 74.9            (135.7)
Growth and other                                37.5                   4.5              59.8
                                             -------               -------          --------
                                             $   3.6               $  36.5          $  (76.8)
                                             =======               =======          ========


The increase in 1994 electric revenues reflects growth in sales to commercial and industrial customers, offset by reduced sales to residential customers, primarily due to milder weather in the first and third quarters of 1994 compared to 1993.

The increase in 1993 electric revenues primarily reflects increased sales from colder, more normal winter weather in the first quarter 1993 followed by warmer spring and summer weather when compared to 1992. These increased revenues were partially offset by the November 1992 Missouri rate settlement effective January 1, 1993, which decreased rates for all Missouri electric customers and reduced annual revenues by approximately $42 million. The sale of the Company's Iowa and northern Illinois retail properties in December 1992 reduced 1993 electric revenues $52 million which was offset by growth in other service areas, including the territory purchased from Arkansas Power & Light Company in March 1992. The lower 1992 electric revenues were primarily due to unusually mild summer weather which reduced air conditioning use as compared to 1991.

The variation in electric revenues attributable to growth and other factors in 1992, 1993, and 1994 primarily reflects the differences in economic growth in the Company's service territory for these periods. In 1992, normalized kilowatthour sales increased 3.2% compared to 1991, which reflects both an improved local economy and the addition of new customers resulting from the purchase of the Missouri distribution properties of Arkansas Power & Light Company in March 1992. In 1993, normalized kilowatthour sales decreased 0.8% reflecting the loss of sales from disposition of our Iowa and northern Illinois service territory partially offset by an improved local economy. In 1994, normalized kilowatthour sales were 2.9% over 1993, demonstrating an improving local economy. Other less significant factors contributing to variations in electric sales are conservation, installation of energy efficient appliances, and changes to and from alternative fuels.

OPERATING EXPENSES

                            Fuel and Purchased Power

                                                     VARIATION FROM PRIOR YEAR
                                           -----------------------------------------------
(Millions of Dollars)                        1994               1993                1992
                                             ----               ----                ----
FUEL:
     Variation in generation               $  52.6             $ (18.3)           $ (36.7)
     Price                                   (76.9)                (.4)              (6.1)
     Amortization of uranium
       litigation settlement                  --                   --                 2.7
     Generation efficiencies                  (3.6)                6.7                (.3)
     Department of Energy assessment           1.6                  .4               --
Net Interchange Sales and
     Purchased Power Variation               (57.2)               17.6               35.7
                                           -------             -------            -------
                                           $ (83.5)            $   6.0            $  (4.7)
                                           =======             =======            =======

The decreased 1994 Fuel and Purchased Power costs reflect lower fuel prices from burning low-sulfur coal at our fossil fuel power plants and greater Callaway Plant generation due to the absence of a nuclear refueling outage in 1994. Higher generation, resulting in greater fuel costs, was more than offset by reduced net purchased power costs and increased generating efficiencies.
The increased 1993 Fuel and Purchased Power costs reflect increased purchased power and lower generating efficiencies offset in part by greater hydro generation and reduced fossil-fueled generation. Increased power purchases from other utilities were required in 1993 when flooding interrupted coal deliveries to several of the Company's fossil-fueled power plants. The decreased 1992 Fuel and Purchased Power costs reflect reduced generation associated with lower electric sales and a Callaway refueling outage in 1992, greater hydro generation and lower fuel prices, offset in part by greater net purchased power costs.

Other variations in 1992 through 1994 operating expenses reflect recurring conditions such as growth, inflation, and wage and benefit increases. In 1994, operations expenses, other than fuel and purchased power costs decreased $10 million, primarily due to a $7 million reduction of natural gas purchased for resale, a $5 million decrease in labor costs and a $3 million decrease in employee benefit expenses, partially offset by increased provision for injuries and damages and higher consulting and communication expenses. In 1993, operations expenses, other than fuel and purchased power costs, increased $64 million, primarily due to a $32 million increase in employee postretirement benefits expense pursuant to Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions", a $14 million increase in natural gas purchased for resale, a $5 million increase in labor costs, and higher pensions, professional and computer services, regulatory fees, and provision for injuries and damages. In 1992, operations expenses, other than fuel and purchased power costs, increased $7 million, primarily reflecting a $5 million increase in labor costs, a $4 million increase in employee benefit expenses, a $2 million increase in natural gas purchased for resale, offset in part by a $5 million decrease in nuclear spent fuel disposal cost, primarily due to the refueling outage at Callaway Plant and a refund of overcharges from the Department of Energy.

In 1994, maintenance expenses increased $8 million primarily due to increased maintenance expenses at our fossil fuel power plants and greater tree trimming expense, partially offset by lower Callaway Plant maintenance (no refueling outage in 1994) and reduced labor costs. In 1993, maintenance expenses increased $3 million primarily due to flood-related labor expenses. In 1992, maintenance expenses increased $17 million, due to a $20 million increase in Callaway Plant maintenance expenses primarily associated with Callaway's fifth refueling, partially offset by reduced maintenance at other fossil-fueled generating plants.

Depreciation expenses increased $6 million in each of the years 1994 and 1993, due to increased depreciable property. Depreciation expense increased $10 million in 1992, primarily due to the purchase of the Missouri distribution properties of Arkansas Power & Light Company in early 1992, a $3 million increase in nuclear plant decommissioning expense and increased other depreciable property.

Income taxes from operations in 1994 increased $27 million due to higher pre-tax income and a higher effective Missouri income tax rate. Income taxes from operations in 1993 reflect a higher federal income tax rate offset by lower pre-tax income. Income taxes from operations decreased $43 million in 1992 due principally to lower pre-tax income.

In 1994, other taxes charged to operating expenses increased $4 million, primarily due to increased real estate taxes and greater corporate franchise taxes. In 1993, other taxes charged to operating expenses increased $6 million, primarily due to higher gross receipts and real estate taxes. In 1992, other taxes charged to operating expenses increased $3 million due to a $7 million increase in real estate taxes, partially offset by a $4 million reduction in gross receipts taxes associated with lower revenues.

CALLAWAY RATE PHASE-IN PLANS
See Note 1 under Notes to Financial Statements for information relative to Callaway rate phase-in plans.

INTEREST
In 1994 interest expense increased $12 million, primarily due to greater amount of total debt outstanding and higher interest rates on variable rate debt. In 1993 and 1992 interest expenses decreased $6 million, and $32 million, respectively, primarily due to the refinancing of high-cost debt with lower cost issues, lower interest rates on variable rate debt and a reduction in total debt outstanding.

CONTINGENCIES
See Note 10 under Notes to Financial Statements for material issues existing at December 31, 1994 that could affect the Company.

LIQUIDITY AND CAPITAL RESOURCES

                         CAPITAL REQUIREMENTS FORECAST

                                           ACTUAL                        Forecast
                                                     --------------------------------------------------
                                          1994        1995        1996        1997       1998      1999
                                          ----        ----        ----        ----       ----      ----
Net Construction Expenditures
  (Millions of Dollars)                   $306        $320        $286        $244       $281      $299
% of Construction Requirements
  Generated Internally                     103%        113%        105%        140%       106%      100%

The Company completed the construction of its Callaway Plant in late 1984. Additional base load electric generation capacity is not anticipated until after the year 2013. In addition to funds required for construction expenditures during the 1995-1999 periods, $248 million will be required to repay long-term debt and preferred stock maturities.





                          FIRST MORTGAGE BOND RATINGS

                      Moody's                                    A1
                      Standard & Poor's                          AA-
                      Duff & Phelps                              A+

Under the Clean Air Act Amendments of 1990, the Company is required to significantly reduce total annual emissions of sulfur dioxide by the year 2000. Significant reductions in nitrogen oxide will also be required. With switching to low-sulfur coal and early banking of emission credits, the Company anticipates that it can comply with the requirements of the law with no significant revenue increases because the related capital costs, estimated at about $300 million, are largely offset by lower fuel costs. At December 31, 1994 about 65 percent of the Clean Air Act related capital costs had been expended.

On March 12, 1992, the Company purchased the Missouri retail electric distribution properties of Arkansas Power & Light Company (a subsidiary of Entergy Corporation) for $63 million. This acquisition increased the Company's customers by 26,000 in 10 counties in southeastern Missouri adjacent to the Company's existing service territory. In connection with the transaction, the Company entered into a long-term power purchase agreement with AP&L which allows the Company to serve the new customers cost-effectively and without building additional generating capacity.

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

A nuclear fuel lease agreement provides financing for the Company's nuclear fuel requirements. Effective February 1, 1994, the maximum which can be financed under the agreement was increased from $100 million to $120 million. At December 31, 1994, $118 million of nuclear fuel was financed under the lease.

The Company plans to continue utilizing short-term debt as support for normal operations and other temporary requirements (see Note 3 under Notes to Financial Statements). The Company is authorized by the Federal Energy Regulatory Commission to have outstanding at any one time up to $600 million of short-term unsecured debt instruments.

TAX MATTERS
See Income Taxes in Note 7 under Notes to Financial Statements regarding Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

ABOUT THE DIVIDEND
The Board of Directors does not set specific targets or payout parameters for the Company's dividend payments. In their annual review of dividend payments, however, the Board considers various issues, including the following: the Company's historic earnings and cash flow; the Company's projected earnings, cash flow and potential cash flow requirements; dividend increases among other utilities; return on investments with similar risk characteristics, and overall business considerations. In 1994, Union Electric paid 79.6 percent of its earnings to its common stockholders.

ABOUT OUR STRATEGY
The Company's management and Board of Directors recognize the increasing probability of more intense competition in the utility industry in the future. Although no one can accurately predict the time or precise nature of this competition, the Company operates its business assuming this competition will occur. Union Electric's basic business strategy is threefold: 1) to improve our competitive position by continually enhancing customer service; 2) to maintain competitive electricity rates, and 3) to reduce costs to the lowest levels possible without compromising customer service, employee safety, environmental stewardship, fair returns to stockholders and fair rewards to employees.

EFFECTS OF INFLATION AND CHANGING PRICES
The current replacement cost of the Company's utility plant substantially exceeds its recorded historical cost. Under existing regulatory practice, only the historical cost of plant is recoverable from customers. As a result, cash flows designed to provide recovery of historical plant costs through depreciation may not be adequate to replace plant in future years. However, past practice indicates the Company will be allowed to earn on and to recover the increased cost of replacement facilities when replacement occurs. The impact on common stockholders is mitigated to the extent depreciable property is financed with debt that can be repaid with dollars of less purchasing power.

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

REPORT OF INDEPENDENT ACCOUNTANTS

                               One Boatmen's Plaza        Telephone 314-425-0500
                               St. Louis, MO 63101
- --------------------------------------------------------------------------------
PRICE WATERHOUSE LLP                                                 [LOGO]

To the Stockholders and Board of Directors                      January 31, 1995
of Union Electric Company

In our opinion, the accompanying balance sheet and the related statements of income, long-term debt, preferred stock, retained earnings, other paid-in capital, and cash flows present fairly, in all material respects, the financial position of Union Electric Company at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 8 to the financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in 1993.


                                      /s/ PRICE WATERHOUSE LLP

STATEMENT OF INCOME UNION ELECTRIC COMPANY

(Thousands of Dollars Except Shares and Per Share Amounts)

                                                         YEAR 1994           Year 1993          Year 1992
                                                         ---------           ---------          ---------
OPERATING REVENUES:
    Electric                                             $ 1,969,533        $ 1,965,980      $ 1,929,468
    Gas                                                       86,109             99,552           84,159
    Other                                                        474                472            1,494
                                                         -----------        -----------      -----------
    TOTAL OPERATING REVENUES                               2,056,116          2,066,004        2,015,121

Operating Expenses:
    Operations
      Fuel and purchased power                               329,562            413,054          407,067
      Other                                                  435,666            445,535          381,690
                                                         -----------        -----------      -----------
                                                             765,228            858,589          788,757
    Maintenance                                              197,760            190,097          187,267
    Depreciation and nuclear
       decommissioning                                       226,045            219,633          214,029
    Amortization of phase-in plans
       deferred costs                                             --                 --           32,291
    Income taxes                                             206,421            179,475          179,691
    Other taxes                                              210,476            206,913          201,069
                                                         -----------        -----------      -----------
    TOTAL OPERATING EXPENSES                               1,605,930          1,654,707        1,603,104
                                                         -----------        -----------      -----------
OPERATING INCOME                                             450,186            411,297          412,017

OTHER INCOME AND DEDUCTIONS:
    Gain on sales of electric property                            --                 --           34,810
    Income taxes related to gain on sales
       of electric property                                       --                 --          (16,711)
    Allowance for equity funds used during
       construction                                            5,767              6,418            3,115
    Miscellaneous, net                                           403              3,919              (71)
                                                         -----------        -----------      -----------
    TOTAL OTHER INCOME AND DEDUCTIONS, NET                     6,170             10,337           21,143
                                                         -----------        -----------      -----------
INCOME BEFORE INTEREST CHARGES                               456,356            421,634          433,160
                                                         -----------        -----------      -----------
INTEREST CHARGES:
    Interest                                                 141,112            129,600          135,319
    Allowance for borrowed funds used                    -----------        -----------      -----------
       during construction                                    (5,513)            (5,126)          (4,907)
                                                         -----------        -----------      -----------
    NET INTEREST CHARGES                                     135,599            124,474          130,412
                                                         -----------        -----------      -----------
NET INCOME                                                   320,757            297,160          302,748
                                                         -----------        -----------      -----------
PREFERRED STOCK DIVIDENDS                                     13,252             14,087           14,058
                                                         -----------        -----------      -----------
EARNINGS ON COMMON STOCK                                 $   307,505        $   283,073      $   288,690
                                                         ===========        ===========      ===========
EARNINGS PER SHARE OF COMMON STOCK
    (based on average shares outstanding)                      $3.01              $2.77            $2.83
                                                         ===========        ===========      ===========
DIVIDENDS PER SHARE OF COMMON STOCK                           $2.395             $2.335           $ 2.26
                                                         ===========        ===========      ===========
AVERAGE NUMBER OF COMMON SHARES
    OUTSTANDING                                          102,123,834        102,123,834      102,123,834
                                                         ===========        ===========      ===========

See Notes to Financial Statements on pages 27 through 32.

STATEMENT OF CASH FLOWS UNION ELECTRIC COMPANY

(Thousands of Dollars)

                                                           YEAR 1994          Year 1993        Year 1992
                                                           ---------          ---------        ---------
CASH FLOWS FROM OPERATING:
  Net income                                                $ 320,757          $ 297,160        $ 302,748
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                           216,731            210,341          237,659
      Amortization of nuclear fuel                             44,267             46,441           47,816
      Gain on sales of electric property                           --                 --          (34,810)
      Allowance for funds used during construction            (11,280)           (11,544)          (8,022)
      Postretirement benefit accrual                           24,680             31,970               --
      Deferred income taxes, net                              (18,430)            51,154           44,950
      Deferred investment tax credits, net                     (6,182)            (7,626)          (7,414)
      Changes in assets and liabilities:
        Receivables, net                                       23,020            (23,568)          22,408
        Materials and supplies                                (10,643)            46,741           (9,938)
        Accounts and wages payable                            (94,180)            (8,258)          12,207
        Taxes accrued                                          10,710             (5,762)         (10,958)
        Interest and dividends accrued or declared             14,657              2,351           (4,242)
        Other, net                                             29,966             (2,378)          (1,393)

  NET CASH PROVIDED BY OPERATING ACTIVITIES                ----------          ---------        ---------
                                                              544,073            627,022          591,011
                                                            ---------          ---------        ---------
CASH FLOWS FROM INVESTING:
  Construction expenditures                                  (314,050)          (266,433)        (259,652)
  Acquisition of electric property                                 --                 --           62,430)
  Sale of water property                                           --                 --            8,500
  Sales of electric property                                       --                 --           68,702
  Allowance for funds used during construction                 11,280             11,544            8,022
  Nuclear fuel expenditures                                   (30,458)           (37,494)         (63,779)
                                                            ---------          ---------        ---------
  NET CASH USED IN INVESTING ACTIVITIES                      (333,228)          (292,383)        (300,637)
                                                            ---------          ---------        ---------
CASH FLOWS FROM FINANCING:
  Dividends on preferred and common stock                    (257,838)          (252,546)        (244,858)
  Environmental bond funds                                     12,583             30,474           (4,915)
  Redemptions -
    Nuclear fuel lease                                        (32,137)           (52,907)         (50,693)
    Short-term debt                                           (59,600)                --          (34,500)
    Long-term debt                                            (25,000)          (605,500)        (520,076)
    Preferred stock                                               (26)           (73,751)             (26)
  Issuances -
    Nuclear fuel lease                                         51,386             51,593           40,534
    Short-term debt                                                --             37,600               --
    Long-term debt                                            100,000            455,000          521,500
    Preferred stock                                                --             74,438               --
                                                            ---------          ----------       ---------
  NET CASH USED IN FINANCING ACTIVITIES                      (210,632)          (335,599)        (293,034)
                                                            ---------          ---------        ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS                           213               (960)          (2,660)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR
                                                                1,297              2,257            4,917
                                                            ---------          ---------        ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                    $   1,510          $   1,297        $   2,257
                                                            =========          =========        =========

Cash and cash equivalents include cash on hand and temporary investments purchased with a maturity of three months or less.

Cash paid during the periods:
    Interest (net of amount capitalized)                     $108,319           $112,296         $128,007
    Income taxes                                             $217,417           $145,129         $169,910
                                                            =========          =========        =========

See Notes to Financial Statements on pages 27 through 32.

BALANCE SHEET UNION ELECTRIC COMPANY
(Thousands of Dollars)

ASSETS                                                             DECEMBER 31, 1994                December 31, 1993
- ------                                                             -----------------                -----------------
PROPERTY AND PLANT, AT ORIGINAL COST:
    Electric                                                              $8,200,094                       $7,916,493
    Gas                                                                      160,729                          149,167
    Other                                                                     35,033                           34,884
                                                                          ----------                       ----------
                                                                           8,395,856                        8,100,544
    Less accumulated depreciation and amortization                         3,305,582                        3,079,509
                                                                          ----------                       ----------
                                                                           5,090,274                        5,021,035
    Construction work in progress:
      Nuclear fuel in process                                                134,815                          101,265
      Other                                                                  119,473                          142,656
                                                                          ----------                       ----------
    TOTAL PROPERTY AND PLANT, NET                                          5,344,562                        5,264,956

REGULATORY ASSET -- DEFERRED INCOME TAXES                                    732,478                          762,331
                                                                          ----------                       ----------

DEFERRED CHARGES AND OTHER ASSETS:
    Unamortized debt expense                                                  49,432                           53,451
    Nuclear decommissioning trust fund                                        53,906                           44,420
    Other                                                                     22,508                           28,552
                                                                          ----------                       ----------
    TOTAL DEFERRED CHARGES AND OTHER ASSETS                                  125,846                          126,423

CURRENT ASSETS:
    Cash                                                                       1,510                            1,297
    Accounts receivable - trade (less allowance
      for doubtful accounts of $6,277 and $6,194,
      at respective dates)                                                   164,803                          178,559
    Unbilled revenue                                                          71,321                           79,957
    Other accounts and notes receivable                                       17,691                           18,319
    Materials and supplies, at average cost -
      Fossil fuel                                                             61,533                           53,123
      Construction and maintenance                                            89,683                           87,450
    Other                                                                     15,274                           23,155
                                                                          ----------                       ----------
    TOTAL CURRENT ASSETS                                                     421,815                          441,860
                                                                          ----------                       ----------

TOTAL ASSETS                                                              $6,624,701                       $6,595,570
                                                                          ==========                       ==========

See Notes to Financial Statements on pages 27 through 32.

LONG-TERM DEBT UNION ELECTRIC COMPANY
(Thousand of Dollars)

CAPITAL AND LIABILITIES                                                       DECEMBER 31, 1994        December 31, 1993
                                                                              -----------------        -----------------
CAPITALIZATION:
    Common stock, $5 par value, authorized
       150,000,000 shares - outstanding
       102,123,834 shares (excluding 42,990
       shares at par value in treasury)                                            $   510,619               $  510,619
    Other paid-in capital, principally premium
       on common stock (see accompanying statement)                                    717,669                  717,669
    Retained earnings (see accompanying statement)                                   1,040,766                  977,880
                                                                                   -----------               ----------
    Total common stockholders' equity                                                2,269,054                2,206,168

    Preference stock, $1 par value,
       authorized 7,500,000 shares -
       none outstanding

    Preferred stock not subject to mandatory
       redemption (see accompanying statement)                                         218,497                  218,497
    Preferred stock subject to mandatory redemption
       (see accompanying statement)                                                        676                      702
                                                                                    ----------               ----------

    Long-term debt (see accompanying statement)                                      1,833,623                1,777,153
    Unamortized discount and premium on debt                                           (10,134)                 (10,498)
                                                                                    ----------               ----------
    TOTAL CAPITALIZATION                                                             4,311,716                4,192,022

ACCUMULATED DEFERRED INCOME TAXES                                                    1,349,239                1,360,159
                                                                                    ----------               ----------
ACCUMULATED DEFERRED INVESTMENT TAX CREDITS                                            172,705                  178,887
                                                                                    ----------               ----------

REGULATORY LIABILITY (Note 7)                                                          229,333                  266,399
                                                                                    ----------               ----------
ACCUMULATED PROVISION FOR NUCLEAR DECOMMISSIONING                                       55,579                   46,093
                                                                                    ----------               ----------

OTHER DEFERRED CREDITS AND LIABILITIES                                                 131,543                   92,227
                                                                                    ----------               ----------

CONSTRUCTION COMMITMENTS AND CONTINGENCIES (Notes 9, 10, and 11)

CURRENT LIABILITIES:
    Current maturity of long-term debt                                                  68,318                   30,539
    Accounts payable                                                                    61,575                  153,474
    Wages payable                                                                       35,045                   37,326
    Bank loans                                                                              --                   59,600
    Accumulated deferred income taxes                                                   28,574                   28,871
    Income taxes accrued                                                                36,481                   25,147
    Other taxes accrued                                                                 16,954                   17,578
    Interest accrued                                                                    55,909                   41,252
    Dividends declared                                                                   3,301                    3,301
    Other                                                                               68,429                   62,695
                                                                                    ----------               ----------
    TOTAL CURRENT LIABILITIES                                                          374,586                  459,783
                                                                                    ----------               ----------

TOTAL CAPITAL AND LIABILITIES                                                       $6,624,701               $6,595,570
                                                                                    ==========               ==========

LONG-TERM DEBT UNION ELECTRIC COMPANY
(Thousands of Dollars)

                                                                             DECEMBER 31, 1994        December 31, 1993
                                                                             -----------------        -----------------
FIRST MORTGAGE BONDS SERIES - note (a)
          4 1/2%       Due 1995                                              $             --              $    35,000
          4 3/4%       Due 1995                                                            --                    3,000
          5 1/2%       Due 1996                                                        30,000                   30,000
          5 5/8%       Due 1996                                                         5,000                    5,000
          5 1/2%       Due 1997                                                        40,000                   40,000
          5 5/8%       Due 1997                                                         5,000                    5,000
          6 3/4%       Due 1999                                                       100,000                  100,000
          8.33%        Due 2002                                                        75,000                   75,000
          7.65%        Due 2003                                                       100,000                  100,000
          6 7/8%       Due 2004                                                       188,000                  188,000
          7 3/8%       Due 2004                                                        85,000                   85,000
          6 3/4%       Due 2008                                                       148,000                  148,000
          7.40%        Due 2020 - note (b)                                             60,000                   60,000
          8 3/4%       Due 2021                                                       125,000                  125,000
          8 %          Due 2022                                                        85,000                   85,000
          8 1/4%       Due 2022                                                       104,000                  104,000
          7.15%        Due 2023                                                        75,000                   75,000
          7%           Due 2024                                                       100,000                       --
          5.45%        Due 2028 - note (b)                                             44,000                   44,000

UNSECURED LOANS - note (c)
          Commercial paper - note (d)                                                      --                   25,000

MISSOURI ENVIRONMENTAL IMPROVEMENT -
          Revenue bonds, 1984  Series A due 2014 - note (e)                            80,000                   80,000
                         1984  Series B due 2014 - note (e)                            80,000                   80,000
                         1985  Series A due 2015 - note (f)                            70,000                   70,000
                         1985  Series B due 2015 - note (f)                            56,500                   56,500
                         1991  Series due 2020 - note (f)                              42,585                   42,585
                         1992  Series due 2022 - note (f)                              47,500                   47,500

NUCLEAR FUEL LEASE - note (g)                                                          88,038                   68,568
                                                                                   ----------               ----------
LONG-TERM DEBT - note (h)                                                          $1,833,623               $1,777,153
                                                                                   ==========               ==========

(a) At December 31, 1994, substantially all of the property and plant was mortgaged under, and subject to liens of, the respective indentures pursuant to which the bonds were issued.
(b)   Environmental Improvement Series.
(c) A bank credit agreement due 1999 permits the Company to borrow up to $200 million. Interest rates will vary depending on market conditions and the Company's selection of various options under the agreement. At December 31, 1994, no such borrowings were outstanding.
(d) A bank credit agreement due 1997 permits the Company to borrow or to support commercial paper borrowings up to $300 million. Interest rates will vary depending on market conditions. At December 31, 1994, no such borrowings were outstanding.
(e) On June 1 of each year, the interest rate is established for the following year, or alternatively at the option of the Company, may be fixed until maturity. A per annum rate of 3.75% is effective for the year ending May 31, 1995. Thereafter, interest rates will depend on market conditions and the selection of an annual versus remaining life rate by the Company.
(f) Interest rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined rate modes. The average interest rates for the twelve months ended December 31, 1994, for 1985 Series A, 1985 Series B, 1991 Series and 1992 Series bonds were 2.85%, 2.91%, 3.07% and 3.12%, respectively.
(g) In addition to Nuclear Fuel Lease Long-Term Debt, at December 31, 1994 and 1993, $30 million and $31 million, respectively, were included under current maturity of long-term debt.
(h) The estimated fair value of long-term debt at December 31, 1994 is $1,728,346,000. This estimate is based primarily on market values of actual or comparable securities at year end. The estimate may not represent actual values of financial instruments that could have been realized as of year end or that may be realized in the future.

See Notes to Financial Statements on pages 27 through 32.

PREFERRED STOCK UNION ELECTRIC COMPANY

(Thousands of Dollars)

                                                                               DECEMBER 31, 1994         December 31, 1993
                                                                               -----------------         -----------------
PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION:
   Preferred stock outstanding without par value
      (entitled to cumulative dividends) - note (a)

      Stated value of $100 per share -
              $7.64  Series  -   330,000 shares                                        $ 33,000                   $ 33,000
              $7.44  Series  -   330,001 shares                                          33,000                     33,000
              $6.40  Series  -   300,000 shares                                          30,000                     30,000
              $5.50  Series A -   14,000 shares                                           1,400                      1,400
              $5.50  Series B -    3,000 shares                                             300                        300
              $4.75  Series  -    20,000 shares                                           2,000                      2,000
              $4.56  Series  -   200,000 shares                                          20,000                     20,000
              $4.50  Series  -   213,595 shares                                          21,359                     21,359
              $4.30  Series  -    40,000 shares                                           4,000                      4,000
              $4.00  Series  -   150,000 shares                                          15,000                     15,000
              $3.70  Series  -    40,000 shares                                           4,000                      4,000
               3.50  Series  -   130,000 shares                                          13,000                     13,000

      Stated value of $25.00 per share -
              $1.735  Series - 1,657,500 shares                                          41,438                     41,438
                                                                                       --------                   --------

TOTAL PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION                              $218,497                   $218,497
                                                                                       ========                   ========


PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION:
        Preferred stock outstanding without par value
            (entitled to cumulative dividends) - note (a)

            Stated value of $100 per share -
            $6.30  Series  -  6,760 and 7,020 shares at
            respective dates, due 2020 - note (b)                                          $676                       $702
                                                                                       --------                   --------

TOTAL PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION                                      $676                       $702
                                                                                       ========                   ========

(a) Authorized Union Electric Company total preferred stock - 25,000,000 shares.
(b) The Company is required to retire 260 shares at $100 per share on June 1 of each year.

See Notes to Financial Statements on pages 27 through 32.

STATEMENT OF RETAINED EARNINGS UNION ELECTRIC COMPANY
(Thousands of Dollars)

                                                           YEAR 1994       Year 1993         Year 1992
                                                           ---------       ---------         ---------
BALANCE AT BEGINNING OF PERIOD                           $   977,880      $  934,919        $  877,029
    Add:
    Net income                                               320,757         297,160           302,748
                                                          ----------      ----------        ----------
                                                           1,298,637       1,232,079         1,179,777
                                                          ----------      ----------        ----------
    Deduct:
    Preferred stock dividends*                                13,252          14,087            14,058
    Common stock cash dividends - $2.395, $2.335,
          and $2.26 per share, respectively                  244,586         238,459           230,800
    Capital stock expense                                         33           1,653                --
                                                          ----------      ----------        ----------
                                                             257,871         254,199           244,858
                                                          ----------      ----------        ----------

BALANCE AT CLOSE OF PERIOD                                $1,040,766      $  977,880        $  934,919
                                                          ==========      ==========        ==========

(Under mortgage indentures as amended, free and unrestricted retained earnings at December 31, 1994 amounted to $1,005,284,000.)
*Preferred stock dividends include dividends declared, applicable to subsequent periods.

STATEMENT OF OTHER PAID IN CAPITAL
(Thousands of Dollars)

                                                           YEAR 1994        Year 1993          Year 1992
                                                           ---------        ---------          ---------
BALANCE AT BEGINNING OF PERIOD                              $717,669         $718,482           $718,507
    Capital stock expense                                         --             (813)               (25)
                                                            --------         --------           --------

BALANCE AT CLOSE OF PERIOD                                  $717,669         $717,669           $718,482
                                                            ========         ========           ========


SELECTED QUARTERLY INFORMATION (Unaudited)
(Thousands of Dollars Except Per Share Amounts)

                                                                                     Earnings      Earnings
                                                                                           on     Per Share
                                     Operating      Operating              Net         Common      of Stock
                                      Revenues         Income           Income          Stock   Outstanding
                                     ---------      ---------           ------       --------   -----------
QUARTER ENDED:
         MARCH 31, 1994               $438,900      $  65,151        $  38,226       $  34,913       $ .34
         March 31, 1993                452,966         75,049           44,204          40,523         .40

         JUNE 30, 1994                 532,944        127,806           97,392          94,078         .92
         June 30, 1993                 512,209        115,298           86,846          83,401         .82

         SEPTEMBER 30, 1994            677,240        205,473          166,475         163,163        1.60
         September 30, 1993            689,330        188,513          161,288         157,641        1.54

         DECEMBER 31, 1994             407,032         51,756           18,664          15,351         .15
         December 31, 1993             411,499         32,437            4,822           1,508         .01

Net Income and Earnings on Common Stock for the fourth quarter of 1993 reflect the Callaway Plant refueling, the effect of which decreased earnings on common stock by about $21 million ($.20 per share). The cost of flooding in the Company's service territory in 1993 reduced earnings on common stock by $10 million ($.10 per share), primarily in the third quarter.

See Notes to Financial Statements on pages 27 through 32.

NOTES TO FINANCIAL STATEMENTS  UNION ELECTRIC COMPANY

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES
The Company is regulated by the Missouri Public Service Commission, Illinois Commerce Commission, and the Federal Energy Regulatory Commission. The accounting policies of the Company are in accordance with the rate-making practices of the regulatory authorities having jurisdiction and, as such, conform to generally accepted accounting principles as applied to regulated public utilities. Following is a description of the Company's significant accounting policies:

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

DEPRECIATION
Depreciation is provided over the estimated lives of the various classes of depreciable property by applying composite rates on a straight-line basis. The provision for depreciation in 1994, 1993, and 1992 was approximately 3% of the average depreciable cost.

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

AFC rates are established by the Company consistent with the methodology prescribed by the Federal Energy Regulatory Commission. Average annual AFC rates were 8.9% in 1994, 7.8% in 1993, and 6.2% in 1992.

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

REVENUES
The Company accrues on its books estimated, but unbilled, revenue.

Operating Revenues include excise taxes of $97.9 million, $97.8 million and $93.0 million for the years 1994, 1993, and 1992, respectively.

NOTE 2 - DEBT RETIREMENT PROVISIONS
During the five years from December 31, 1994, the amounts of debt maturities totaling $248 million are: $68 million in 1995; $35 million in 1996; $45 million in 1997, and $100 million in 1999. Amounts for years subsequent to 1995 do not include nuclear fuel lease payments since the amounts of such payments are not currently determinable.

Debt retirement provisions contained in some mortgage bond indentures of the Company require, subject to certain alternatives, the redemption annually of 1% of the principal amount (as defined) of each series of bonds. In substantially all instances, as permitted by the indentures, the Company has been pledging property additions in lieu of such redemptions.

NOTES TO FINANCIAL STATEMENTS  UNION ELECTRIC COMPANY

NOTE 3 - SHORT-TERM BORROWINGS
Short-term borrowings of the Company consist of bank loans (maturities generally on an overnight basis) and commercial paper (maturities generally within 10-45 days). At December 31, 1994, no such borrowings were outstanding. The weighted average interest rate on borrowings outstanding for each of the periods ended December 31, 1993 and 1992 was 3.3%.

At December 31, 1994, the Company had committed bank lines of credit aggregating $184 million (all of which were unused) which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate, or other options, and in support of which the Company has agreements with its lending banks to pay annual fees up to 0.125%. These lines of credit are renewable annually at various dates throughout the year.

NOTE 4 - NUCLEAR FUEL LEASE
The Company has a lease agreement which provides for the financing of nuclear fuel. Effective February 1, 1994, the maximum amount which may be financed under the agreement was increased from $100 million to $120 million. Pursuant to the terms of the lease, the Company has assigned to the lessor certain contracts for purchase of nuclear fuel. The lessor obtains, through the issuance of commercial paper or from direct loans under a committed revolving credit agreement from commercial banks, the necessary funds to purchase the fuel and make interest payments when due.

The Company is obligated to reimburse the lessor for all expenditures for nuclear fuel, interest, and related costs. Obligations under this lease become due as the nuclear fuel is consumed at the Company's Callaway nuclear plant. The Company reimbursed the lessor $34.5 million during 1994, $55.0 million during 1993, and $54.3 million during 1992.

The Company has capitalized the cost, including certain interest costs, of the leased nuclear fuel and has recorded the related lease obligation. During the years 1994, 1993, and 1992, the total interest charges under the lease were $5.2 million, $3.1 million, and $4.4 million (based on average interest rates of 4.7%, 3.6%, and 4.3%, respectively) of which $2.7 million, $1.4 million, and $1.3 million, respectively, were capitalized.

NOTE 5 - PREFERRED STOCK
During the three years ended December 31, 1994, preferred stock, without par value, was issued or redeemed as follows: issued 1,657,500 shares, $1.735 Series and 330,000 shares, $7.64 Series in 1993; redeemed 350,000 shares, $8.00 Series and 425,000 shares, $8.00 Series of 1971 in 1993. The Company retired 260 shares, $6.30 Series in 1994, 1993, and 1992.

PREFERRED STOCK                                             REDEMPTION PRICE
- ----------------                                            ----------------
                                                                  (PER SHARE)
$7.64 Series                                                       $103.82 (a)
$7.44 Series                                                        101.00
$6.40 Series                                                        101.50
$5.50 Series A                                                      110.00
$5.50 Series B                                                      103.50
$4.75 Series                                                        102.176
$4.56 Series                                                        102.47
$4.50 Series                                                        110.00 (b)
$4.30 Series                                                        105.00
$4.00 Series                                                        105.625
$3.70 Series                                                        104.75
$3.50 Series                                                        110.00
$1.735 Series                                                        25.00 (c)
$6.30 Series (d)                                                    100.00

(a)   Beginning February 15, 2003, eventually declining to $100 per share.
(b)   In the event of voluntary liquidation, $105.50.
(c)   On or after August 1, 1998.
(d) The Company is required to retire 260 shares at $100 per share on June 1 of each year.

NOTE 6 - PREFERRED STOCK MANDATORY REDEMPTION PROVISIONS
During each of the five years 1995 through 1999, the Company will be required to redeem $26,000 of the preferred stock outstanding at December 31, 1994.

NOTE 7 - INCOME TAXES
Total income tax expense for 1994 resulted in an effective tax rate of 39% on earnings before income taxes (38% in 1993 and 39% in 1992). The principal reasons such rates differ from the statutory Federal rate are as follows:

                                                          1994               1993             1992
                                                          -----              ----             ----
STATUTORY FEDERAL INCOME TAX RATE                         35%                 35%              34%
INCREASES (DECREASES) FROM:
      Depreciation differences                             1                   2                1
      Callaway rate phase-in plans                        --                  --                2
      State tax                                            4                   2                3
      Miscellaneous, net                                  (1)                 (1)              (1)
                                                         ---                 ---              ---
EFFECTIVE INCOME TAX RATE                                 39%                 38%              39%
                                                         ===                 ===              ===

Income tax expense components for the years shown are as follows (in thousands):

                                                           1994              1993                1992
                                                           ----              ----                ----
TAXES CURRENTLY PAYABLE
(PRINCIPALLY FEDERAL):
    Included in operating expenses                        $232,811          $147,062            $147,887
    Included in other income -
     Miscellaneous, net                                     (4,373)           (7,874)             11,586

DEFERRED TAXES
(PRINCIPALLY FEDERAL):
   Included in operating expenses -
     Depreciation differences                               (1,485)           49,566              37,588
     Postretirement benefits                                (9,928)          (11,921)                 --
     Other                                                  (8,795)            2,394               1,630
   Included in other income -
     Depreciation differences                                  816             9,638               6,978
     Other                                                     963             1,477              (1,246)

DEFERRED INVESTMENT TAX CREDITS, NET
   Included in operating expenses                           (6,182)           (7,626)             (7,414)
                                                          --------          --------            --------
TOTAL INCOME TAX EXPENSE                                  $203,827          $182,716            $197,009
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

Adopting SFAS No. 109 increased both assets and liabilities at December 31, 1994 and 1993, by approximately $732 million and $762 million, respectively, but did not affect the Company's earnings on common stock in these years.

Under SFAS No. 109, temporary differences gave rise to deferred tax assets and deferred tax liabilities at year-end 1994 and 1993 as follows (in millions):

                                                                    1994                 1993
                                                                    ----                 ----
Depreciation                                                      $  809               $  806
Regulatory asset -- net                                              503                  496
Capitalized taxes and expenses                                       117                  127
Deferred benefit costs                                               (41)                 (30)
Disallowed plant costs                                               (10)                 (10)
                                                                  ------               ------
Total accumulated deferred income tax liabilities                 $1,378               $1,389
                                                                  ======               ======

NOTE 8 - RETIREMENT BENEFITS
The Company has non-contributory, defined-benefit retirement plans covering substantially all of its employees. Benefits are based on the employees' years of service and compensation. The Company's funding policy is to contribute annually at least the minimum amount required by government funding standards, but not more than can be deducted for Federal income taxes. Plan assets consist principally of common stocks and fixed income securities.

NOTES TO FINANCIAL STATEMENTS UNION ELECTRIC COMPANY
(Continued)

NOTE 8 - RETIREMENT BENEFITS (cont'd)
Pension costs for the years 1994, 1993, and 1992, were $31 million, $27 million, and $25 million, respectively, of which approximately 18% was charged to construction accounts in each of the years.

The plans' funded status follows (in millions):

                                                                         At December 31,
                                                           1994                 1993           1992
                                                           ----                 ----           ----
ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION:
     Vested benefit obligation                              $552                $607             $492
                                                            ====                ====             ====
     Accumulated benefit obligation                         $622                $686             $521
                                                            ====                ====             ====
     Projected benefit obligation for service
        rendered to date                                    $779                $820             $688
Less: Plan assets at fair value                              706                 738              671
                                                            ----                ----             ----
Deficiency of plan assets versus
     projected benefit obligation                             73                  82               17
Unrecognized net gain                                         18                   4               55
Prior service cost not yet recognized in net
     periodic pension cost                                   (89)                (93)             (84)
Unrecognized net assets at transition                         10                  11               12
                                                            ----                ----             ----
Accrued pension cost                                        $ 12                $  4             $ --
                                                            ====                ====             ====

Pension costs include the following components (in millions):

                                                            1994                1993             1992
                                                            ----                ----             ----
Service cost - benefits earned during
     the period                                            $  21               $  18            $  17
Interest cost on projected benefit obligation                 60                  59               56
Actual return on plan assets                                   8                 (89)             (52)
Net amortization and deferral                                (58)                 39                4
                                                           -----               -----            -----
Pension cost                                               $  31               $  27            $  25
                                                           =====               =====            =====

Assumptions for actuarial present value of projected benefit obligations are as follows:

                                                            1994                1993             1992
                                                            ----                ----             ----
Discount rate at measurement date                              8.5%             7.25%            8.5%
Increase in future compensation                                5.5%             4.25%            6.0%
Plan assets long-term rate of return                           8.5%              8.5%            8.5%


In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they reach retirement age while working for the Company. Prior to 1993, the costs of retiree health care and life insurance benefits were recognized on the basis of claims paid. For 1994, 1993, and 1992, the actual claims paid were $15.6 million, $14.6 million, and $13.5 million, respectively.

Effective January 1993, the Company adopted SFAS
No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions," which requires accrual of expected postretirement benefit costs during employees' years of service. Postretirement benefit costs for the years 1994 and 1993 were $46 million and $53 million, respectively, of which approximately 18% was charged to construction accounts in each of the years. The Company's transition obligation at December 31, 1994 is being amortized over the next 18 years.

The plans' status follows (in millions):

                                                                        At December 31,
                                                                   1994                   1993
                                                                   ----                   ----
ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION:
    Active employees eligible for benefits                       $   42                 $   47
    Retired employees                                               188                    169
    Other active employees                                           60                    109
                                                                 ------                 ------
    Total benefit obligation                                        290                    325
Unrecognized - transition obligation                               (225)                  (265)
             - gain/(loss)                                            4                    (21)
                                                                 ------                 ------
Accrued postretirement benefit costs                             $   69                 $   39
                                                                 ======                 ======

Components of net periodic postretirement benefit cost are as follows (in millions):

                                                                   1994                   1993
                                                                   ----                   ----
Service cost - benefits earned during the period                  $  11                  $   9
Interest cost on projected benefit obligation                        21                     28
Amortization - transition obligation                                 13                     16
              - unrecognized loss                                     1                     --
                                                                  -----                  -----
Net periodic cost                                                 $  46                  $  53
                                                                  =====                  =====

Assumptions for the obligation measurements are as follows:

                                                                   1994                  1993
                                                                   ----                   ----
Discount rate at measurement date                                   8.5%                 7.25%
Medical cost trend rate - initial                                  11.0%                11.25%
            - ultimate                                              6.0%                 5.25%
Ultimate medical cost trend rate expected in year                  2000                  2000



A one percent increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation by approximately $3 million and $22 million, respectively.

Adopting SFAS 106 reduced the Company's earnings on common stock by $14 million or 14 cents per share in 1994 and $20 million or 20 cents per share in 1993.

NOTE 9 - CONSTRUCTION COMMITMENTS
The Company is engaged in a construction program under which expenditures averaging approximately $290 million including AFC are anticipated during each of the next five years.

NOTE 10 - CONTINGENCIES
The Company's insurance coverage for its Callaway Plant is as follows:

Type and Source of Coverage                                                               Maximum
(Millions of Dollars)                                       Maximum                    Assessments for
                                                            Coverages                  Single Incidents
                                                           ----------                  ----------------
Public Liability:
       American Nuclear Insurers                            $   200.0                     $   --
       Pool Participation                                     8,720.3                        79.3(a)
                                                            ---------                     -------
                                                            $ 8,920.3(b)                  $  79.3
Nuclear Worker Liability:
       American Nuclear Insurers                            $   200.0(c)                  $   3.1
                                                            ---------                     -------
Property Damage:
       American Nuclear Insurers                            $   500.0                     $   --
       Nuclear Electric Insurance Ltd.                        2,250.0(d)                     19.6
                                                            ---------                     -------
                                                            $ 2,750.0                     $  19.6
Replacement Power:
       Nuclear Electric Insurance Ltd.                      $   419.1(e)                  $   3.2
                                                            ---------                     -------

(a) Retrospective premium under the Price-Anderson liability provisions of the Atomic Energy Act of 1954, as amended, (Price-Anderson). Subject to retrospective assessment with respect to loss from an incident at any U.S. reactor, payable at $10 million per year.
(b)   Limit of liability for each incident under Price-Anderson.
(c) Total industry potential liability from workers claiming exposure to the hazard of nuclear radiation. The policy includes an automatic reinstatement thereby providing total coverage of $400 million.
(d) Includes up to $250 million for premature decommissioning costs in excess of costs previously collected.
(e) Weekly indemnity of $3.1 million, for 52 weeks which commences after the first 21 weeks of an outage, plus $2.5 million per week for 104 weeks thereafter.

Price-Anderson limits the liability for claims from an incident involving any licensed U.S. nuclear facility. Such limit is based on the number of licensed reactors and is adjusted at least every five years based on the Consumer Price Index. Utilities owning a nuclear reactor cover this exposure through a combination of private insurance and mandatory participation in a financial protection pool as established by Price-Anderson.

If losses from a nuclear incident at Callaway Plant exceed the limits of, or are not subject to, insurance, or if coverage is not available, the Company will self-insure the risk. Although the Company has no reason to anticipate a serious nuclear incident, if one did occur it could have a material but undeterminable adverse effect on the Company's financial position.

Under the Clean Air Act Amendments of 1990, the Company is required to reduce total annual emissions of sulfur dioxide significantly by the year 2000. Significant reductions in nitrogen oxide will also be required. With switching to low-sulfur coal and early banking of emission credits, the Company anticipates that it can comply with the requirements of the law with no significant revenue increases because the related capital costs, estimated at about $300 million, are largely offset by lower fuel costs. At year-end 1994 about 65 percent of the Clean Air Act related capital costs had been expended.

As of December 31, 1994, the Company was designated a potentially responsible party (PRP) by federal and state environmental protection agencies at five hazardous waste sites. Other hazardous waste sites have been identified for which the Company may be responsible but has not been designated a PRP. The Company continually reviews the remediation costs that will be required for these sites. However, such costs are not expected to have a material adverse effect on the Company's financial position.

The Company is involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business, some of which involve substantial amounts. The Company believes that the final disposition of these proceedings will not have a material adverse effect on its financial position. In November 1992, the Missouri Public Service Commission (MoPSC) approved a settlement among various parties involving the Company's Missouri electric rates. Under the terms of the settlement, rate decreases for all classes of Missouri electric customers reduced 1993 annual revenues by approximately $42 million.

See Management's Discussion and Analysis -- Liquidity and Capital Resources for information regarding the Company's acquisition and sales of electric properties.

NOTE 11 - CALLAWAY NUCLEAR PLANT
Under the Nuclear Waste Policy Act of 1982, the U.S. Department of Energy (DOE) is responsible for the permanent storage and disposal of spent nuclear fuel. DOE currently charges one mill per kilowatthour sold for future disposal of spent fuel. Electric rates charged to customers provide for recovery of such costs. DOE is not expected to have its permanent storage facility for spent fuel available until at least 2010. The Company has sufficient storage capacity at the Callaway Plant site until 2005 and has viable storage alternatives under consideration. Each alternative will likely require Nuclear Regulatory Commission approval and may require other regulatory approvals. The delayed availability of DOE's disposal facility is not expected to adversely affect the continued operation of the Callaway Plant.

The Balance Sheet at December 31, 1994, includes a $21 million liability and a corresponding asset representing a special DOE assessment on all utilities owning nuclear plants. The assessment is for the future decontamination, decommissioning and reclamation of DOE uranium enrichment facilities. It will be paid and charged to expense and recovered in rates over the next 14 years.

The staff of the Securities and Exchange Commission has questioned certain accounting practices of the electric utility industry, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations. In response to these questions, the Financial Accounting Standards Board is reviewing the accounting for removal costs, including nuclear decommissioning.

Electric rates charged to customers provide for recovery of Callaway Plant decommissioning costs over the life of the plant, based on an assumed 40-year life, ending with expiration of the plant's operating license in 2024. The Callaway site is assumed to be decommissioned using the DECON (immediate dismantlement) method. Decommissioning costs, including decontamination, dismantling and site restoration, are estimated to be $383 million in current year dollars and are expected to escalate 4.5% per year through the end of decommissioning activity in 2033. Decommissioning costs are charged to depreciation expense over Callaway's service life and amounted to $6.7 million in each of the years 1994 and 1993, and $1.7 million in 1992. Every three years, the MoPSC requires the Company to file updated cost studies for decommissioning Callaway and electric rates may be adjusted at such times to reflect changes in assumptions. Costs collected from customers are deposited in an external trust fund established to provide for Callaway's decommissioning. Fund earnings are expected to average 10.4% through 2017 and 8.4% thereafter. If the assumed return on trust assets is not earned, the Company believes it is probable that such earnings deficiency will be recovered in rates. Trust fund earnings, net of expenses appear on the balance sheet as increases in Nuclear decommissioning trust fund and in the Accumulated provision for nuclear decommissioning.

This report and the financial statements contained herein are submitted for the information of the stockholders of the Company and are not intended to induce, or for use in connection with, any sale or purchase of any securities of the Company.

OPERATING STATISTICS UNION ELECTRIC COMPANY

                                                 1994           1993         1992           1991          1990
                                           ----------     ----------   ----------     ----------    ----------
ELECTRIC OPERATING REVENUES (000):
     Residential                           $  800,117     $  817,713   $  754,667     $  831,106    $  763,539
     Commercial                               705,505        684,446      676,761        685,799       673,037
     Industrial                               368,450        373,353      410,370        395,116       411,809
     Other electric utilities                  61,985         59,160       57,226         65,317        62,167
     Miscellaneous                             33,476         31,308       30,444         28,920        28,619
                                           ----------     ----------   ----------     ----------    ----------

TOTAL ELECTRIC OPERATING REVENUES          $1,969,533     $1,965,980   $1,929,468     $2,006,258    $1,939,171
                                           ==========     ==========   ==========     ==========    ==========

KILOWATTHOUR SALES (000,000):
     Residential                               10,619         10,867        9,690         10,646         9,810
     Commercial                                11,393         10,989       10,553         10,678        10,276
     Industrial                                 8,203          8,003        9,030          8,524         8,706
     Other electric utilities                   1,623          1,580        1,488          1,623         1,511
     Miscellaneous                                137            139          144            139           142
                                           ----------     ----------   ----------     ----------    ----------
TOTAL KILOWATTHOUR SALES                       31,975         31,578       30,905         31,610        30,445
                                           ==========     ==========   ==========     ==========    ==========

ELECTRIC CUSTOMERS (End of Year):
     Residential                              985,609        976,390      972,153        962,629       957,102
     Commercial                               128,505        126,542      125,196        122,152       121,090
     Industrial                                 6,228          6,605        6,530          6,778         6,752
     Electric utilities                            17             17           19             20            21
     Other                                      1,628          1,630        1,599          1,599         1,644
                                           ----------     ----------   ----------     ----------    ----------

TOTAL ELECTRIC CUSTOMERS                    1,121,987      1,111,184    1,105,497      1,093,178     1,086,609
                                           ==========     ==========   ==========     ==========    ==========

RESIDENTIAL CUSTOMER DATA (Average):
     Kilowatthours used                        10,833         11,151        9,864         11,106        10,283
     Annual electric bill                     $816.25        $839.11      $768.20        $867.00       $800.80
     Revenue per kilowatthour                    7.54c          7.52c        7.79c          7.81c         7.78c
                                           ----------     ----------   ----------     ----------    ----------
GROSS INSTANTANEOUS
   PEAK DEMAND (Kilowatts)                  7,430,000      7,540,000    7,135,000      7,365,000     7,465,000
                                           ----------     ----------   ----------     ----------    ----------
CAPABILITY AT TIME OF PEAK,
   INCLUDING NET PURCHASES (Kilowatts)      8,469,000      8,597,000    8,407,000      8,285,000     8,132,000
                                           ----------     ----------   ----------     ----------    ----------
GENERATING CAPABILITY AT
   TIME OF PEAK (Kilowatts)                 8,057,000      7,963,000    7,868,000      7,868,000     7,760,000
                                           ----------     ----------   ----------     ----------    ----------

COAL BURNED (Tons)                         11,444,000      9,803,000   10,314,000     10,732,000    10,643,000
                                           ----------     ----------   ----------     ----------    ----------

PRICE PER TON OF COAL                          $24.49         $31.66       $31.96         $32.26        $33.85
                                           ----------     ----------   ----------     ----------    ----------

SELECTED FINANCIAL INFORMATION UNION ELECTRIC COMPANY
(Thousands of Dollars Except Shares and Per Share Amounts and Ratios)

                                                           1994             1993           1992           1991
                                                    -----------      -----------    -----------    -----------
RESULTS OF OPERATIONS:
     Operating revenues                              $2,056,116       $2,066,004     $2,015,121     $2,096,940
     Operating expenses                               1,605,930        1,654,707      1,603,104      1,614,127
     Operating income                                   450,186          411,297        412,017        482,813
     Callaway rate phase-in plans                            --               --             60            107
     Deferred costs disallowed                               --               --             --             --
     Callaway Unit No. 1 costs disallowed, net               --               --             --             --
     Loss on cancellation of
        Callaway Unit No. 2, net                             --               --             --             --
     Allowance for all funds used
        during construction                              11,280           11,544          8,022          8,519
     Gain on sales of electric property, net                 --               --         18,099             --
     Miscellaneous, net                                     403            3,919           (131)        (2,718)
     Interest                                          (141,112)        (129,600)      (135,319)      (167,209)
     Net income                                         320,757          297,160        302,748        321,512
     Preferred stock dividends                           13,252           14,087         14,058         14,059
     Earnings on common stock                           307,505          283,073        288,690        307,453
     Average common shares
        outstanding                                 102,123,834      102,123,834    102,123,834    102,123,834
                                                    -----------      -----------    -----------    -----------

ASSETS, OBLIGATIONS, AND EQUITY CAPITAL (YEAR END):
     Total assets                                    $6,624,701       $6,595,570     $5,797,363     $5,733,479
     Long-term debt obligations                       1,823,489        1,766,655      1,659,553      1,730,277
     Preferred stock subject to
        mandatory redemption                                676              702            728            754
     Preferred stock not subject to
        mandatory redemption                            218,497          218,497        217,784        217,784
     Common equity                                    2,269,054        2,206,168      2,164,020      2,106,155
                                                    -----------      -----------    -----------    -----------

FINANCIAL INDICES:
     Earnings per share of common stock
        (based on average shares outstanding)             $3.01            $2.77          $2.83          $3.01
     Cash dividends per share of
        common stock                                     $2.395           $2.335          $2.26          $2.18
     Return on average common stock equity                13.84%           13.01%         13.70%         14.99%
     Ratio of earnings to fixed charges (a)                4.68             4.66           4.66           4.21
     Book value per common share                         $22.22           $21.60         $21.19         $20.62
                                                    -----------      -----------    -----------    -----------

CAPITALIZATION RATIOS (YEAR END):
     Common equity                                         52.6%            52.6%          53.5%          51.9%
     Preferred stock not subject to
       mandatory redemption                                 5.1              5.2            5.4            5.4
     Preferred stock subject to
       mandatory redemption                                  --               --             --             --
     Long-term debt                                        42.3             42.2           41.1           42.7
                                                    -----------      -----------    -----------    -----------
                                                          100.0%           100.0%         100.0%         100.0%
                                                    ===========      ===========    ===========    ===========

(a) Earnings used in computing the ratio of earnings to fixed charges consist of net income plus fixed charges (interest on debt, amortization of debt discount, premium and expense, and a portion of rentals representative of the interest factor) and income taxes.

SELECTED FINANCIAL INFORMATION UNION ELECTRIC COMPANY
(Thousands of Dollars Except Shares and Per Share Amounts and Ratios)

                                                               1990            1989           1988           1987
                                                        -----------     -----------    -----------    -----------
RESULTS OF OPERATIONS:
     Operating revenues                                  $2,023,017      $2,010,306     $2,029,107     $1,946,411
     Operating expenses                                   1,565,477       1,543,838      1,544,953      1,457,957
     Operating income                                       457,540         466,468        484,154        488,454
     Callaway rate phase-in plans                               237             227          2,408         92,791
     Deferred costs disallowed                                   --              --             --        (23,169)
     Callaway Unit No. 1 costs disallowed, net                   --              --             --             --
     Loss on cancellation of
        Callaway Unit No. 2, net                                 --         (30,196)            --             --
     Allowance for all funds used
        during construction                                  14,145          17,908         14,885         20,477
     Gain on sales of electric property, net                     --              --             --             --
     Miscellaneous, net                                       9,881           7,769        (10,648)       (15,714)
     Interest                                              (187,584)       (176,571)      (199,241)      (228,961)
     Net income                                             294,219         285,605        291,558        333,878
     Preferred stock dividends                               14,693          19,134         30,425         36,522
     Earnings on common stock                               279,526         266,471        261,133        297,356
     Average common shares
        outstanding                                     102,123,834     102,123,834    102,123,834    102,123,834
                                                        -----------     -----------    -----------    -----------

ASSETS, OBLIGATIONS, AND EQUITY CAPITAL (YEAR END):
     Total assets                                        $5,702,341      $5,760,322     $5,827,246     $5,957,811
     Long-term debt obligations                           1,948,024       2,106,776      2,188,614      2,357,615
     Preferred stock subject to
        mandatory redemption                                    780             806         60,832         64,608
     Preferred stock not subject to
        mandatory redemption                                218,004         227,582        279,784        354,784
     Common equity                                        2,021,299       1,954,481      1,895,360      1,837,156
                                                        -----------     -----------    -----------    -----------

FINANCIAL INDICES:
     Earnings per share of common stock
        (based on average shares outstanding)                 $2.74           $2.61          $2.56          $2.91
     Cash dividends per share of
        common stock                                          $2.10           $2.02          $1.94          $1.92
     Return on average common stock equity                    14.16%          14.03%         14.08%         16.79%
     Ratio of earnings to fixed charges (a)                    3.57            3.63           3.35           3.30
     Book value per common share                             $19.79          $19.14         $18.56         $17.99
                                                             ------          ------         ------         ------

CAPITALIZATION RATIOS (YEAR END):
     Common equity                                             48.3%           45.6%          42.8%          39.8%
     Preferred stock not subject to
       mandatory redemption                                     5.2             5.3            6.3            7.7
     Preferred stock subject to
       mandatory redemption                                      --              --            1.4            1.4
     Long-term debt                                            46.5            49.1           49.5           51.1
                                                        -----------     -----------    -----------    -----------
                                                              100.0%          100.0%         100.0%         100.0%
                                                        ===========     ===========    ===========    ===========



                                                              1986           1985           1984
                                                       -----------    -----------     ----------
RESULTS OF OPERATIONS:
     Operating revenues                                 $1,807,182     $1,591,763     $1,412,414
     Operating expenses                                  1,287,572      1,173,187      1,172,128
     Operating income                                      519,610        418,576        240,286
     Callaway rate phase-in plans                           59,861         74,631             --
     Deferred costs disallowed                                  --             --             --
     Callaway Unit No. 1 costs disallowed, net                  --       (234,780)            --
     Loss on cancellation of
        Callaway Unit No. 2, net                                --             --             --
     Allowance for all funds used
        during construction                                 15,812        106,754        329,669
     Gain on sales of electric property, net                    --             --             --
     Miscellaneous, net                                      3,947         (1,709)         1,619
     Interest                                             (247,409)      (254,320)      (247,308)
     Net income                                            351,821        109,152        324,266
     Preferred stock dividends                              49,245         49,836         50,185
     Earnings on common stock                              302,576         59,316        274,081
     Average common shares
        outstanding                                    102,123,834    100,403,016     96,574,699
                                                       -----------    -----------     ----------

ASSETS, OBLIGATIONS, AND EQUITY CAPITAL (YEAR END):
     Total assets                                       $5,895,211     $5,738,620     $5,819,996
     Long-term debt obligations                          2,436,092      2,454,687      2,457,381
     Preferred stock subject to
        mandatory redemption                               165,384        173,160        178,936
     Preferred stock not subject to
        mandatory redemption                               354,784        354,784        354,784
     Common equity                                       1,743,189      1,630,466      1,695,239
                                                       -----------    -----------     ----------

FINANCIAL INDICES:
     Earnings per share of common stock
        (based on average shares outstanding)                $2.96          $0.59          $2.84
     Cash dividends per share of
        common stock                                         $1.86          $1.78          $1.72
     Return on average common stock equity                   18.16%          3.81%         17.23%
     Ratio of earnings to fixed charges (a)                   2.79           1.14           2.88
     Book value per common share                            $17.07         $15.97         $17.10
                                                       -----------    -----------     ----------

CAPITALIZATION RATIOS (YEAR END):
     Common equity                                            37.1%          35.3%          36.2%
     Preferred stock not subject to
       mandatory redemption                                    7.6            7.7            7.6
     Preferred stock subject to
       mandatory redemption                                    3.5            3.8            3.8
     Long-term debt                                           51.8           53.2           52.4
                                                       -----------    -----------     ----------
                                                             100.0%         100.0%         100.0%
                                                       ===========    ===========     ==========

INVESTOR INFORMATION UNION ELECTRIC COMPANY
ANNUAL MEETING

The Annual Meeting of Stockholders will convene at 9 a.m. Tuesday, April 25, 1995 at The Saint Louis Art Museum, 1 Fine Arts Drive, Forest Park, St. Louis, Missouri.

COMMON STOCK AND DIVIDEND INFORMATION

The company's common stock is listed on the New York Stock Exchange (ticker symbol: UEP). Common stockholders of record totaled 119,938 at December 31, 1994. Union Electric has paid cash dividends on common stock for 89 consecutive years, since 1906. Under the company's amended mortgage indentures, $35,482,000 of total retained earnings was restricted against payment of common dividends - except those payable in common stock; retained earnings totaled $1,040,766,000 at December 31, 1994.

The following includes the high and low sales prices and the dividends paid per common share during the past two years:

1994                                           Price Range
                                       ---------------------------                   Dividends
Quarter Ended                            High               Low                        Paid
- -------------                          -------            -------                    ---------
March 31                               $39 1/2            $34 3/4                      59 1/2c
June 30                                 35 7/8             30 3/4                      59 1/2
September 30                            35 7/8             32                          59 1/2
December 31                             36 1/2             34 1/2                      61

1993                                          Price Range
                                     -----------------------------                   Dividends
Quarter Ended                           High               Low                         Paid
- -------------                        ---------          ----------                   ---------
March 31                             $  40 1/2          $  35 3/4                      58c
June 30                                 41 3/8             38 5/8                      58
September 30                            44 5/8             40                          58
December 31                             44 3/8             38 1/8                      59 1/2

DRPLUS

Through DRPlus -- UE's dividend reinvestment and stock purchase plan -- the company's stockholders, customers and employees can:

- -  make cash investments totaling up to $60,000 in UE common stock annually
- - reinvest their dividends in UE common stock -- or receive UE dividends in cash
- - place UE certificates in safekeeping and receive regular account statements .. all without paying any fees.


This is not an offer to sell, or a solicitation of an offer to buy, any securities.

DIRECT DEPOSIT OF DIVIDENDS

All registered UE stockholders can have their cash dividends automatically credited to their bank accounts. This service gives stockholders immediate access to their dividend on the dividend payment date and eliminates the possibility of lost or stolen dividend checks.

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

TRUSTEES FOR FIRST MORTGAGE BONDS

Boatmen's Trust Company
St. Louis, MO

Harris Trust and Savings Bank and D.G. Donovan,
Co-Trustees
Chicago, IL

LaSalle National Trust, N.A.
Chicago, IL

                                      37