Form 10-K405, Exhibit 13
period 1995-12-31
UNION ELECTRIC CO
filed 1996-03-28
CIK 100826

                                                                      EXHIBIT 13

REPORT OF INDEPENDENT ACCOUNTANTS

                                                            PRICE WATERHOUSE LLP

                                                             One Boatmen's Plaza
                                                          Telephone 314-425-0500
                                                             St. Louis, MO 63101


February 1, 1996


To the Stockholders and Board of Directors of Union Electric Company


In our opinion, the accompanying balance sheet and the related statements of income, long-term debt, preferred stock, retained earnings, other paid-in capital, and cash flows appearing on pages 22-36 of this report present fairly, in all material respects, the financial position of Union Electric Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                            PRICE WATERHOUSE LLP


                                            UNION ELECTRIC 1995 Annual Report 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

Union Electric and CIPSCO Incorporated entered into a Merger Agreement dated August 11, 1995, which was later approved by the shareholders of both companies in December 1995. The merged entity is expected to realize $590 million in savings over 10 years from combining certain operations of the two companies and is expected to adopt Union Electric's dividend payment level. However, the merger is conditioned upon, among other things, receipt of certain regulatory and governmental approvals. The merger is expected to be consummated in early 1997. See Note 2 - Merger Agreement under Notes to Financial Statements for further information.

RESULTS OF OPERATIONS

Common stock earnings and earnings per share for 1995, 1994 and 1993 were $301 million ($2.95 per share), $308 million ($3.01 per share) and $283 million ($2.77 per share), respectively. Earnings and earnings per share fluctuated due to many conditions, the primary ones being: weather variations, electric rate reductions, credits to electric customers, sales growth, fluctuating operating costs including Callaway nuclear refueling outages, merger transaction costs, new accounting requirements, changes in interest expense and changes in income and property taxes.
     The impacts of the more significant items affecting revenues, costs and earnings during the past several years are analyzed and discussed below.





                        1993            1994            1995
                        ----            ----            ----
EARNINGS PER SHARE      $2.77           $3.01           $2.95




ELECTRIC OPERATING REVENUES



   ELECTRIC                                         Variation from Prior Year
   --------------------------------------------------------------------------
   (Millions of Dollars)                 1995            1994            1993
   --------------------------------------------------------------------------
   Rate variations                    $ (13.7)         $   --         $ (42.9)
   Credit to customers                  (30.0)             --              --
   Effect of abnormal
     weather                             52.8           (33.9)           74.9
   Growth and other                      35.8            37.5             4.5
   --------------------------------------------------------------------------
                                      $  44.9          $  3.6         $  36.5
   ==========================================================================


     The increase in 1995 electric revenues is due to increased sales of 4% over 1994, mainly due to unusually hot weather in the third quarter and to sales growth reflecting the Company's healthy service area economy. Weather-sensitive residential and commercial sales increased 6% and 3%, respectively, over 1994 while industrial sales rose 3%. These revenue increases were partially offset by the one-time $30 million credit and the 1.8% rate decrease for Missouri electric customers. See Note 3 - Regulatory Matters under Notes to Financial Statements for further information.
     The increase in 1994 electric revenues reflects growth in sales to commercial and industrial customers of 4% and 2%, respectively, offset by reduced sales to residential customers of 2%, primarily due to milder weather in the first and third quarters of 1994 compared to 1993.
     The increase in 1993 electric revenues primarily reflects increased sales from colder, more normal winter weather in the first quarter 1993 followed by warmer spring and summer weather when compared to 1992. These increased revenues were partially offset by the November 1992 Missouri rate settlement, effective January 1, 1993, which decreased rates for all Missouri electric customers and reduced annual revenues by approximately $42 million.
     The variation in electric revenues attributable to growth and other factors in 1993, 1994 and 1995 largely reflects the differences in economic growth in the Company's service territory for these periods. In 1993, normalized kilowatthour sales decreased approximately 1% reflecting the loss of sales from disposition of our Iowa and northern Illinois service territory, partially offset by an improved economy in other parts of our service territory. In 1995 and 1994, normalized kilowatthours increased 2% and 3%, respectively, over the prior year, demonstrating a growing local economy.
Other less significant factors contributing to variations in electric sales are conservation, installation of energy-efficient appliances, and changes to and from alternate fuels.

OPERATING EXPENSES


FUEL AND PURCHASED POWER                            Variation from Prior Year
-----------------------------------------------------------------------------
(Millions of Dollars)                      1995          1994           1993
-----------------------------------------------------------------------------
Fuel:
     Variation in generation               $ 1.2        $ 52.6        $(18.3)
     Price                                   (.8)        (76.9)          (.4)
     Generation efficiencies                 1.9          (3.6)          6.7
     Department of Energy
      assessment                             (.1)          1.6            .4

Net interchange sales
     and purchased power
     variation                              33.4         (57.2)         17.6
-----------------------------------------------------------------------------
                                           $35.6        $(83.5)       $  6.0
=============================================================================

18 UNION ELECTRIC 1995 Annual Report

     The increased 1995 Fuel and Purchased Power costs reflect increased net purchased power costs due to greater electric sales during the hot 1995 summer and the need for replacement power during Callaway's spring refueling outage. The decreased 1994 Fuel and Purchased Power costs reflect lower fuel prices resulting from increased use of low-sulfur coal at our fossil fuel power plants and greater generation at our nuclear plant due to the absence of a refueling outage in 1994. Higher generation, resulting in greater fuel costs, was more than offset by reduced net purchased power costs. The increased 1993 Fuel and Purchased Power costs reflect a rise in purchased power and lower generating efficiencies, partly offset by more hydro generation and reduced fossil-fueled generation. Increased power purchases from other utilities were required in 1993 when flooding in the Midwest interrupted coal deliveries to several of the Company's power plants.
     Other operating expenses variations in 1993 through 1995 reflect recurring conditions such as growth, inflation, and wage and benefit increases. In 1995, operations expenses, other than fuel and purchased power costs, decreased $17 million, mainly due to a $9 million reduction in natural gas purchased for resale, a $6 million decrease in employee benefits expense, a $9 million decrease in injuries, damages and insurance premiums partially offset by a $5 million increase in labor costs and increased material and supplies costs. In 1994, operations expenses, other than fuel and purchased power costs, decreased $10 million, primarily due to a $7 million reduction in natural gas purchased for resale, a $5 million decrease in labor costs, and a $3 million decrease in employee benefit expenses, partially offset by increased provision for injuries and damages and higher consulting and communications expenses. In 1993, operations expenses, other than fuel and purchased power costs increased $64 million, primarily due to a $32 million increase in employee postretirement benefits expense pursuant to Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions", a $14 million increase in natural gas purchased for resale, a $5 million increase in labor costs, and higher pensions, professional and computer services, regulatory fees and provision for injuries and damages.

                                  O&M EXPENSES
                                 EXCLUDING FUEL
                                  & PURCHASED
                                     POWER

                              1993   1994    1995
                             --------------------
                             (MILLIONS OF DOLLARS)
                              $636   $633    $641

     In 1995, maintenance expenses increased $24 million, mainly due to a $28 million increase in power plant maintenance, partially offset by reduced distribution system maintenance. Callaway Plant's maintenance expenses increased $17 million primarily due to the Spring 1995 nuclear refueling outage. Maintenance at other power plants increased $11 million primarily due to scheduled maintenance outages. In 1994, maintenance expenses increased $8 million, mainly caused by additional maintenance expenses at our fossil fuel power plants and greater tree-trimming expense, partly offset by lower Callaway Plant maintenance (no refueling outage in 1994) and reduced labor costs. In 1993, maintenance expenses increased $3 million primarily due to flood-related labor expenses.
     Depreciation increased $7 million in 1995 and $6 million in 1994 and 1993, respectively, due to increased depreciable property.

TAXES

Income taxes from operations increased $3 million in 1995 primarily due to a higher effective income tax rate, partially offset by lower pre-tax income.
The $27 million increase in 1994 income taxes resulted from higher pre-tax income and a higher effective Missouri income tax rate. 1993 income taxes from operations reflected a higher federal income tax rate offset by lower pre-tax income.
      In 1995, other taxes charged to operating expenses increased $2 million due to increased gross receipts taxes from greater electric sales and increased real estate taxes. In 1994, other taxes charged to operating expenses rose
$4 million due to increased real estate taxes and greater corporate franchise taxes. In 1993, other taxes charged to operating expenses increased $6 million from higher gross receipts and real estate taxes.

OTHER INCOME AND DEDUCTIONS

Miscellaneous other net income and deductions decreased $6 million for 1995, primarily due to $9 million of merger-related expenses. See Note 2-Merger Agreement under Notes to Financial Statements.

INTEREST

In 1995, interest expense declined $6 million as decreases in other interest expense were partly offset by higher interest rates on variable rate long-term debt. In 1994, interest expense increased $12 million generally



                                           UNION ELECTRIC 1995 Annual Report 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

due to a greater amount of total debt outstanding and overall higher interest rates on variable rate debt. In 1993, interest expenses decreased $6 million primarily due to the refinancing of high-cost debt with lower cost issues, lower interest rates on variable rate debt and a reduction in total debt outstanding.

BALANCE SHEET

The $37.5 million increase (16%) in accounts receivable and unbilled revenues at December 31, 1995 is due primarily to increased revenues of 8% for the months of November and December 1995, compared to the corresponding period in 1994, coupled with increased budget billing accounts receivable balances resulting from the hot summer weather in 1995.
     Changes in the accounts payable, income taxes accrued and other taxes accrued balances are related largely to the timing of various payments to taxing authorities and suppliers.

RATE MATTERS

See Note 3 - Regulatory Matters under Notes to Financial Statements for further information.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities totaled $640 million for 1995, compared to $544 million and $627 million during 1994 and 1993, respectively.
     Cash flows used in investing activities totaled $341 million, $333 million and $292 million for the years ended December 31, 1995, 1994 and 1993, respectively. 1995 expenditures for constructing new or improving existing facilities, purchasing rail cars and expenditures for complying with the Clean Air Act were $311 million. In addition, the Company spent $42 million to acquire nuclear fuel.

CAPITAL REQUIREMENTS FORECAST


                                                             Forecast
                                   Actual --------------------------------------------------
(Millions of Dollars)               1995     1996      1997       1998       1999    2000
--------------------------------------------------------------------------------------------
Construction Expenditures:
  Power Plants                      $118     $127       $78         $75         $98      $77
  Transmission &
   Distribution                      150      138       147         160         168      150
  General Plant                       29       39        30          40          36       18
  Gas & Steam                         14       10        12          12          13       13
--------------------------------------------------------------------------------------------
   Total Construction               $311     $314      $267        $287        $315     $258
============================================================================================
Construction Requirements
  Generated Internally              122%      83%      118%         99%         92%     114%
============================================================================================



     The Company completed Callaway Plant construction in late 1984. The need for additional base load electric generation capacity is not anticipated until after the year 2013. Under the Clean Air Act Amendments of 1990, the Company is required to reduce total annual sulfur dioxide emissions by approximately two-thirds by 2000. Significant reductions in nitrogen oxide are also required. By switching to low-sulfur coal and using early banking of emission credits, the Company anticipates that no significant revenue increases will be
required.  The related capital costs, currently estimated at about   $300
million, are largely offset by lower fuel costs. At December 31, 1995, about 75% of the Clean Air Act-related capital costs had been spent.
     See Note 14 - Callaway nuclear plant under Notes to Financial Statements for a discussion of Callaway Plant decommissioning costs.
     Cash flows used in financing activities were $299 million for 1995 compared to $211 million and $336 million during 1994 and 1993, respectively. The Company's principal financing activities during 1995 were the redemption of $38 million of First Mortgage Bonds and the payment of dividends.
     Ratings on the Company's First Mortgage Bonds are as follows:

FIRST MORTGAGE BOND RATINGS


                             Duff & Phelps       AA-
                             Moody's             A1
                             Standard & Poor's   AA-


     The Company plans to continue utilizing short-term debt to support normal operations and other temporary requirements. The Company is authorized by the Federal Energy Regulatory Commission to have up to $600 million of short-term unsecured debt instruments outstanding at any one time. Short-term borrowings of the Company consist of bank loans (maturities generally on an overnight basis) andcommercial paper(maturities generally within 10 to 45 days). The Company has committed bank lines of credit aggregating $184 million which make available interim financing at various rates of interest based on


20 UNION ELECTRIC 1995 Annual Report

LIBOR, the bank certificate of deposit rate, or other options, and in support of which the Company pays to its lending banks annual fees up to 0.10%. At December 31, 1995, $20 million of bank loans were outstanding. The lines of credit are renewable annually at various dates through the year. The Company also has bank credit agreements due 1998 and 1999 which permit the Company to borrow up to $300 million and $200 million, respectively, on a long-term basis.
     The Company has a lease agreement which provides for the financing of nuclear fuel. At December 31, 1995, the maximum amount which may be financed under the agreement is $120 million. Cash provided from financing for 1995 included issuances for nuclear fuel of $49 million offset by $70 million of redemptions. At December 31, 1995, $97 million was financed under the lease. See Note 6 - Nuclear Fuel Lease under Notes to Financial Statements for further information.

CONTINGENCIES

See Note 13 - Contingencies under Notes to Financial Statements for material issues existing at December 31, 1995.

DIVIDENDS

On October 13, 1995, UE's Board of Directors increased the quarterly common stock dividend to 62.5 cents per share from 61 cents, raising the indicated annualized common stock dividend to $2.50 per share. Common stock dividends paid for the year ended December 31, 1995, resulted in a pay out rate of 83% of the Company's earnings to common stockholders. Dividends paid to the Company's common stockholders in relation to net cash provided by operating activities for the same period were 39%.
     The Board of Directors does not set specific targets or payout parameters for dividend payments. In its annual review of dividend payments, however, the Board considers various issues: the Company's historic earnings and cash flow, including the Company's projected earnings, cash flow and potential cash flow requirements; dividend increases at other utilities; return on investments with similar risk characteristics and overall business considerations.

OUR STRATEGY

The Company's management and Board of Directors recognize the increasing probability of more intense competition in the utility industry in the future. Although no one can accurately predict the timing or precise nature of this competition, the Company operates its business assuming this competition will occur. Union Electric's basic business strategy is 1) to improve our competitive position by continually enhancing customer service; 2) to maintain competitive electric rates and 3) to reduce costs to the lowest levels possible without compromising customer service, employee safety, environmental stewardship, fair returns to stockholders and fair rewards to employees.

ACCOUNTING MATTERS

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (FAS 121). This statement establishes standards for determining the impairment of long-lived assets and certain identifiable intangible assets. In addition, FAS 121 requires that regulatory assets that are no longer probable of recovery through future revenues be charged to earnings. FAS 121 is effective January 1, 1996 and is not expected to have a material effect on the Company's financial position or results of operations upon adoption.
     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123 permits companies to adopt a new method of accounting for stock compensation awards based on their estimated fair value at the date the awards are granted, or for companies to continue their current method of accounting for stock compensation awards. The Company will utilize its current method of accounting for stock compensation awards.

EFFECTS OF INFLATION AND CHANGING PRICES

The current replacement cost of the Company's utility plant substantially exceeds its recorded historical cost. Under existing regulatory practice, only the historical cost of plant is recoverable from customers. As a result, cash flows designed to provide recovery of historical plant costs through depreciation may not be adequate to replace plant in future years. However, past practice indicates the Company will be allowed to earn on and to recover the increased cost of replacing facilities when this occurs. The impact on common stockholders is mitigated to the extent depreciable property is financed with debt that is repaid with dollars of less purchasing power.


                                           UNION ELECTRIC 1995 Annual Report 21

STATEMENT OF INCOME

(THOUSANDS OF DOLLARS EXCEPT SHARES AND PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31,                                                                              1995         1994         1993

OPERATING REVENUES:
 Electric                                                                                      $2,014,452   $1,969,533   $1,965,980
 Gas                                                                                               87,814       86,109       99,552
 Steam                                                                                                441          474          472
                                                                                               ----------   ----------    ----------
 TOTAL OPERATING REVENUES                                                                       2,102,707    2,056,116    2,066,004

OPERATING EXPENSES:
 Operations:
  Fuel and purchased power                                                                        365,158      329,562      413,054
  Other                                                                                           419,121      435,666      445,535
                                                                                               ----------   ----------    ----------
                                                                                                  784,279      765,228      858,589
 Maintenance                                                                                      221,609      197,760      190,097
 Depreciation and nuclear decommissioning                                                         233,237      226,045      219,633
 Income taxes                                                                                     209,541      206,421      179,475
 Other taxes                                                                                      212,145      210,476      206,913
                                                                                               ----------   ----------    ----------
 TOTAL OPERATING EXPENSES                                                                       1,660,811    1,605,930    1,654,707
                                                                                               ----------   ----------    ----------
OPERATING INCOME                                                                                  441,896      450,186      411,297
                                                                                               ----------   ----------    ----------
OTHER INCOME AND DEDUCTIONS:
 Allowance for equity funds used during construction                                                6,827        5,767        6,418
 Miscellaneous, net                                                                                (5,981)         403        3,919
                                                                                               ----------   ----------    ----------
 TOTAL OTHER INCOME AND DEDUCTIONS, NET                                                               846        6,170       10,337
                                                                                               ----------   ----------    ----------
INCOME BEFORE INTEREST CHARGES                                                                    442,742      456,356      421,634
                                                                                               ----------   ----------    ----------
INTEREST CHARGES:
 Interest                                                                                         134,741      141,112      129,600
 Allowance for borrowed funds used during construction                                             (6,106)      (5,513)      (5,126)
                                                                                               ----------   ----------    ----------
 NET INTEREST CHARGES                                                                             128,635      135,599      124,474
                                                                                               ----------   ----------    ----------
NET INCOME                                                                                        314,107      320,757      297,160
                                                                                               ----------   ----------    ----------
PREFERRED STOCK DIVIDENDS                                                                          13,250       13,252       14,087
                                                                                               ----------   ----------    ----------
EARNINGS ON COMMON STOCK                                                                         $300,857     $307,505     $283,073
                                                                                               ----------   ----------    ----------
EARNINGS PER SHARE OF COMMON STOCK
(based on average shares outstanding)                                                               $2.95        $3.01        $2.77
                                                                                               ----------   ----------    ----------
DIVIDENDS PER SHARE OF COMMON STOCK                                                                $2.455       $2.395       $2.335
                                                                                               ----------   ----------    ----------
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                                                   102,123,834  102,123,834  102,123,834
                                                                                               ----------   ----------    ----------

See Notes to Financial Statements on pages 29 through 36.



22 UNION ELECTRIC 1995 Annual Report

STATEMENT OF CASH FLOWS


(THOUSANDS OF DOLLARS)
YEAR ENDED DECEMBER 31,                                                 1995       1994        1993
                                                                        ----       ----        ----

CASH FLOWS FROM OPERATING:
 Net income                                                           $314,107   $320,757   $297,160
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                                       223,705    216,731    210,341
   Amortization of nuclear fuel                                         35,140     44,267     46,441
   Allowance for funds used during construction                        (12,933)   (11,280)   (11,544)
   Postretirement benefit accrual                                       11,923     24,680     31,970
   Deferred income taxes, net                                           (5,628)   (18,430)    51,154
   Deferred investment tax credits, net                                 (6,181)    (6,182)    (7,626)
   Changes in assets and liabilities:
    Receivables, net                                                   (41,405)    23,020    (23,568)
    Materials and supplies                                              11,914    (10,643)    46,741
    Accounts and wages payable                                         108,997    (94,180)    (8,258)
    Taxes accrued                                                       (5,722)    10,710     (5,762)
    Interest and dividends accrued or declared                          (9,654)    14,657      2,351
    Other, net                                                          15,249     29,966     (2,378)
 NET CASH PROVIDED BY OPERATING ACTIVITIES                             639,512    544,073    627,022
                                                                      --------   --------   --------
CASH FLOWS FROM INVESTING:
                                                                      --------   --------   --------
 Construction expenditures                                            (311,253)  (314,050)  (266,433)
 Allowance for funds used during construction                           12,933     11,280     11,544
 Nuclear fuel expenditures                                             (42,444)   (30,458)   (37,494)
                                                                      --------   --------   --------
 NET CASH USED IN INVESTING ACTIVITIES                                (340,764)  (333,228)  (292,383)
                                                                      --------   --------   --------

CASH FLOWS FROM FINANCING:
                                                                      --------   --------   --------
 Dividends on preferred and common stock                              (263,964)  (257,838)  (252,546)
 Environmental bond funds                                                4,443     12,583     30,474
 Redemptions -
  Nuclear fuel lease                                                   (70,420)   (32,137)   (52,907)
  Short-term debt                                                           --    (59,600)        --
  Long-term debt                                                       (38,000)   (25,000)  (605,500)
  Preferred stock                                                          (26)       (26)   (73,751)
 Issuances -
  Nuclear fuel lease                                                    49,134     51,386     51,593
  Short-term debt                                                       19,600         --     37,600
  Long-term debt                                                            --    100,000    455,000
  Preferred stock                                                           --         --     74,438
                                                                      --------   --------   --------
 NET CASH USED IN FINANCING ACTIVITIES                                (299,233)  (210,632)  (335,599)
                                                                      --------   --------   --------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                   (485)       213       (960)
                                                                      --------   --------   --------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           1,510      1,297      2,257
                                                                      --------   --------   --------
CASH  AND CASH EQUIVALENTS AT END OF YEAR                               $1,025     $1,510     $1,297
                                                                      --------   --------   --------

Cash and cash equivalents include cash on hand and temporary investments purchased with a maturity of three months or less.
                                                                      --------   --------   --------
Cash paid during the periods:
 Interest (net of amount capitalized)                                 $131,635   $108,319   $112,296
 Income taxes                                                         $226,458   $217,417   $145,129
                                                                      ========   ========   =========


See Notes to Financial Statements on pages 29 through 36.


                                       UNION ELECTRIC 1995 Annual Report 23

BALANCE SHEET



ASSETS
(Thousands of Dollars)
------------------------------------------------------------------------------------------------------------
December 31,                                                                      1995                  1994
------------------------------------------------------------------------------------------------------------
PROPERTY AND PLANT, AT ORIGINAL COST:
                                                                            ----------            ----------
 Electric                                                                   $8,473,501            $8,200,094
 Gas                                                                           174,231               160,729
 Other                                                                          35,033                35,033
                                                                            ----------            ----------
                                                                             8,682,765             8,395,856
 Less accumulated depreciation and amortization                              3,494,722             3,305,582
                                                                            ----------            ----------
                                                                             5,188,043             5,090,274
 Construction work in progress:
  Nuclear fuel in process                                                      121,460               134,815
  Other                                                                        125,934               119,473
                                                                            ----------            ----------
 TOTAL PROPERTY AND PLANT, NET                                               5,435,437             5,344,562



REGULATORY ASSET -- DEFERRED INCOME TAXES (NOTE 9)                             732,580               732,478
                                                                            ----------            ----------



DEFERRED CHARGES AND OTHER ASSETS:
                                                                            ----------            ----------
 Unamortized debt expense                                                       44,496                49,432
 Nuclear decommissioning trust fund                                             73,838                53,906
 Other                                                                          20,101                22,508
                                                                            ----------            ----------
 TOTAL DEFERRED CHARGES AND OTHER ASSETS                                       138,435               125,846



CURRENT ASSETS:
                                                                            ----------            ----------
 Cash                                                                            1,025                 1,510
 Accounts receivable - trade (less allowance for doubtful
  accounts of $6,925 and $6,277, at respective dates)                          191,520               164,803
 Unbilled revenue                                                               82,098                71,321
 Other accounts and notes receivable                                            21,602                17,691
 Materials and supplies, at average cost -
  Fossil fuel                                                                   46,381                61,533
  Construction and maintenance                                                  92,921                89,683
 Other                                                                          12,470                15,274
                                                                            ----------            ----------
 TOTAL CURRENT ASSETS                                                          448,017               421,815
                                                                            ----------            ----------

TOTAL ASSETS                                                                $6,754,469            $6,624,701
                                                                            ==========            ==========

See Notes to Financial Statements on pages 29 through 36.

24 UNION ELECTRIC 1995 Annual Report

BALANCE SHEET



CAPITAL AND LIABILITIES
(THOUSANDS OF DOLLARS)
----------------------------------------------------------------------------------------------------------
DECEMBER 31,                                                                  1995                    1994
----------------------------------------------------------------------------------------------------------
CAPITALIZATION:
   Common stock, $5 par value, authorized 150,000,000
       shares - outstanding 102,123,834 shares (excluding
       42,990 shares at par value in treasury)                          $  510,619              $  510,619
   Other paid-in capital, principally premium on common
       stock (see accompanying statement)                                  717,669                 717,669
   Retained earnings (see accompanying statement)                        1,090,909               1,040,766
                                                                        ----------              ----------
   Total common stockholders' equity                                     2,319,197               2,269,054

   Preference stock, $1 par value, authorized 7,500,000
       shares - none outstanding
                                                                        ----------              ----------

   Preferred stock not subject to mandatory redemption
       (see accompanying statement)                                        218,497                 218,497
   Preferred stock subject to mandatory redemption
       (see accompanying statement)                                            650                     676
                                                                        ----------              ----------

   Long-term debt (see accompanying statement)                           1,773,192               1,833,623
   Unamortized discount and premium on debt                                 (9,579)                (10,134)
                                                                        ----------              ----------
   TOTAL CAPITALIZATION                                                  4,301,957               4,311,716

ACCUMULATED DEFERRED INCOME TAXES                                        1,357,689               1,349,239
                                                                        ----------              ----------

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS                                166,524                 172,705
                                                                        ----------              ----------

REGULATORY LIABILITY (Note 9)                                              216,502                 229,333
                                                                        ----------              ----------

ACCUMULATED PROVISION FOR NUCLEAR DECOMMISSIONING                           75,511                  55,579
                                                                        ----------              ----------

OTHER DEFERRED CREDITS AND LIABILITIES                                     150,600                 131,543
                                                                        ----------              ----------

CONSTRUCTION COMMITMENTS AND CONTINGENCIES
(Notes 12, 13 and 14)

CURRENT LIABILITIES:
                                                                        ----------              ----------
   Current maturity of long-term debt                                       69,462                  68,318
   Accounts payable                                                        169,012                  61,575
   Wages payable                                                            36,605                  35,045
   Bank loans                                                               19,600                      --
   Accumulated deferred income taxes                                        27,429                  28,574
   Income taxes accrued                                                     29,986                  36,481
   Other taxes accrued                                                      17,727                  16,954
   Interest accrued                                                         46,244                  55,909
   Dividends declared                                                        3,312                   3,301
           Other                                                            66,309                  68,429
                                                                        ----------              ----------
   TOTAL CURRENT LIABILITIES                                               485,686                 374,586
                                                                        ----------              ----------
TOTAL CAPITAL AND LIABILITIES                                           $6,754,469              $6,624,701
                                                                        ==========              ==========


                                            UNION ELECTRIC 1995 Annual Report 25

LONG-TERM DEBT


(Thousands of Dollars)
----------------------------------------------------------------------------------------------
December 31,                                                                  1995        1994
----------------------------------------------------------------------------------------------
FIRST MORTGAGE BONDS SERIES - note (a)
----------------------------------------------------------------------------------------------
 5 1/2% Due 1996                                                        $       --  $   30,000
 5 5/8% Due 1996                                                                --       5,000
 5 1/2% Due 1997                                                            40,000      40,000
 5 5/8% Due 1997                                                             5,000       5,000
 6 3/4% Due 1999                                                           100,000     100,000
 8.33%  Due 2002                                                            75,000      75,000
 7.65%  Due 2003                                                           100,000     100,000
 6 7/8% Due 2004                                                           188,000     188,000
 7 3/8% Due 2004                                                            85,000      85,000
 6 3/4% Due 2008                                                           148,000     148,000
 7.40%  Due 2020 - note (b)                                                 60,000      60,000
 8 3/4% Due 2021                                                           125,000     125,000
 8%     Due 2022                                                            85,000      85,000
 8 1/4% Due 2022                                                           104,000     104,000
 7.15%  Due 2023                                                            75,000      75,000
 7%     Due 2024                                                           100,000     100,000
 5.45%  Due 2028 - note (b)                                                 44,000      44,000

----------------------------------------------------------------------------------------------
UNSECURED LOANS - notes (c) (d)                                                 --          --
----------------------------------------------------------------------------------------------
MISSOURI ENVIRONMENTAL IMPROVEMENT -
----------------------------------------------------------------------------------------------
 Revenue bonds  1984  Series A due 2014 - note (e)                          80,000      80,000
                1984  Series B due 2014 - note (e)                          80,000      80,000
                1985  Series A due 2015 - note (f)                          70,000      70,000
                1985  Series B due 2015 - note (f)                          56,500      56,500
                1991  Series due 2020 - note (f)                            42,585      42,585
                1992  Series due 2022 - note (f)                            47,500      47,500
NUCLEAR FUEL LEASE - note (g)                                               62,607      88,038
----------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                          $1,773,192  $1,833,623
----------------------------------------------------------------------------------------------



(a) At December 31, 1995, substantially all of the property and plant was mortgaged under, and subject to liens of, the respective indentures pursuant to which the bonds were issued.

(b) Environmental Improvement Series.

(c) A bank credit agreement due 1999 permits the Company to borrow up to $200 million. Interest rates will vary depending on market conditions and the Company's selection of various options under the agreement. At December 31, 1995, no such borrowings were outstanding.

(d) A bank credit agreement due 1998 permits the Company to borrow or to support commercial paper borrowings up to $300 million. Interest rates will vary depending on market conditions. At December 31, 1995, no such borrowings were outstanding.

(e) On June 1 of each year, the interest rate is established for the following year, or alternatively at the option of the Company, may be fixed until maturity. A per annum rate of 4% is effective for the year ending May 31, 1996. Thereafter, the interest rates will depend on market conditions and the selection of an annual versus remaining life rate by the Company. The average interest rate for the twelve months ended December 31, 1995 was 3.90%.

(f) Interest rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined rate modes. The average interest rates for the twelve months ended December 31, 1995, for 1985 Series A, 1985 Series B, 1991 Series and 1992 Series bonds were 3.94%, 3.87%, 4.10% and 4.19%, respectively.

(g) At December 31, 1995 and 1994, $34 million and $30 million, respectively, were included under current maturity of long-term debt.


See Notes to Financial Statements on pages 29 through 36.

26 UNION ELECTRIC 1995 Annual Report

PREFERRED STOCK




(Thousands of Dollars)
------------------------------------------------------------------------------------
December 31,                                                      1995        1994
------------------------------------------------------------------------------------
PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION:
------------------------------------------------------------------------------------
Preferred stock outstanding without par value
  (entitled to cumulative dividends) - note (a)

                                        Redemption Price
                                         (per share)
 Stated value of $100 per share -
 $7.64  Series  -   330,000 shares          $103.82 - note (b)   $ 33,000  $ 33,000
 $7.44  Series  -   330,001 shares           101.00                33,000    33,000
 $6.40  Series  -   300,000 shares           101.50                30,000    30,000
 $5.50  Series A -  14,000 shares            110.00                 1,400     1,400
 $5.50  Series B -  3,000 shares             103.50                   300       300
 $4.75  Series  -   20,000 shares            102.176                2,000     2,000
 $4.56  Series  -   200,000 shares           102.47                20,000    20,000
 $4.50  Series  -   213,595 shares           110.00  - note (c)    21,359    21,359
 $4.30  Series  -   40,000 shares            105.00                 4,000     4,000
 $4.00  Series  -   150,000 shares           105.625               15,000    15,000
 $3.70  Series  -   40,000 shares            104.75                 4,000     4,000
 $3.50  Series  -   130,000 shares           110.00                13,000    13,000

 Stated value of $25.00 per share -
 $1.735  Series -  1,657,500 shares           25.00  - note (d)    41,438    41,438
------------------------------------------------------------------------------------
TOTAL PREFERRED STOCK NOT
SUBJECT TO MANDATORY REDEMPTION                                  $218,497  $218,497

PREFERRED STOCK SUBJECT TO MANDATORY
REDEMPTION:
  Preferred stock outstanding without par
    value (entitled to cumulative dividends)
    - note (a)

  Stated value of $100 per share -
  $6.30  Series  -  6,500 and 6,760
    shares at respective dates, due 2020     100.00  - note (e)      $650     $676

TOTAL PREFERRED STOCK SUBJECT
TO MANDATORY REDEMPTION                                              $650     $676


(a) Authorized Union Electric Company total preferred stock - 25,000,000 shares.
(b) Beginning February 15, 2003, eventually declining to $100 per share.
(c) In the event of voluntary liquidation, $105.50.
(d) On or after August 1, 1998.
(e) The Company is required to retire 260 shares at $100 per share on June 1 of each year.


See Notes to Financial Statements on pages 29 through 36.


                                       UNION ELECTRIC 1995 Annual Report 27

STATEMENT OF RETAINED EARNINGS

(Thousands of Dollars)
----------------------------------------------------------------------------------------------------------------
Year                                                                          1995           1994         1993
----                                                                          ----           ----         ----
Balance at Beginning of Period                                           $1,040,766     $  977,880    $  934,919
                                                                         ----------     ----------    ----------
 Add:
 Net income                                                                 314,107        320,757       297,160
                                                                         ----------     ----------    ----------
                                                                          1,354,873      1,298,637     1,232,079
                                                                         ----------     ----------    ----------
 Deduct:
 Preferred stock dividends*                                                  13,250         13,252        14,087
 Common stock cash dividends - $2.455, $2.395 and $2.335                    250,714        244,586       238,459
  per share, respectively
 Capital stock expense                                                           --             33         1,653
                                                                         ----------     ----------    ----------
                                                                            263,964        257,871       254,199
                                                                         ----------     ----------    ----------
BALANCE AT CLOSE OF PERIOD                                               $1,090,909     $1,040,766    $  977,880
                                                                         ==========     ==========    ==========
----------------------------------------------------------------------------------------------------------------

(Under mortgage indentures as amended, free and unrestricted retained earnings at December 31, 1995 amounted to $1,056,474.)

*Preferred stock dividends include dividends declared, applicable to subsequent periods.

STATEMENT OF OTHER PAID IN CAPITAL


(Thousands of Dollars)
----------------------------------------------------------------------------------------------------------------
Year                                                                          1995           1994         1993
----                                                                          ----           ----         ----
Balance at Beginning of Period                                           $  717,669     $  717,669    $  718,482
 Capital stock expense                                                           --             --          (813)
                                                                         ----------     ----------    ----------
BALANCE AT CLOSE OF PERIOD                                               $  717,669     $  717,669    $  717,669
----------------------------------------------------------------------------------------------------------------

SELECTED QUARTERLY INFORMATION (UNAUDITED)

(Thousands of Dollars Except Per Share Amounts)
----------------------------------------------------------------------------------------------------------------
                                Operating               Operating            Net     Earnings on    Earnings Per
                                Revenues                   Income         Income    Common Stock  Share of Stock
QUARTER ENDED:                                                                                       Outstanding
 March 31, 1995                 $447,115                   $ 67,306      $ 38,224       $ 34,911           $ .34
 March 31, 1994                  438,900                     65,151        38,226         34,913             .34
 June 30, 1995                   513,575                    107,160        76,035         72,722             .71
 June 30, 1994                   532,944                    127,806        97,392         94,078             .92
 September 30, 1995              713,678                    213,523       172,607        169,295            1.66
 September 30, 1994              677,240                    205,473       166,475        163,163            1.60
 December 31, 1995               428,339                     53,907        27,241         23,929             .24
 December 31, 1994               407,032                     51,756        18,664         15,351             .15
----------------------------------------------------------------------------------------------------------------


Net Income and Earnings on Common Stock for the second quarter of 1995 reflect the Callaway Plant refueling, the effect of which decreased earnings on common stock approximately $20 million, or 20 cents per share. Net Income and Earnings on Common Stock for the third quarter of 1995 reflect a one-time credit to Missouri electric customers, the effect of which reduced earnings on common stock approximately $18 million, or 18 cents per share. In addition, a 1.8% rate decrease in 1995 for Missouri electric customers reduced Net Income and Earnings on Common Stock for the third and fourth quarters by $4 million, or 4 cents per share in each of the quarters. Also, merger transaction costs of $9 million, which are classified in Other Income and Deductions, reduced Net Income and Earnings on Common Stock approximately 9 cents per share in the third quarter of 1995. Other changes in quarterly earnings are due to the effect of weather on sales and other factors which are characteristic of public utility operations.

See Notes to Financial Statements on pages 29 through 36.



28 UNION ELECTRIC 1995 Annual Report

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Company is regulated by the Missouri Public Service Commission (MoPSC), Illinois Commerce Commission (ICC), and the Federal Energy Regulatory Commission (FERC). The accounting policies of the Company are in accordance with the ratemaking practices of the regulatory authorities having jurisdiction and, as such, conform to generally accepted accounting principles as applied to regulated public utilities. Following is a description of the Company's significant accounting policies:

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

DEPRECIATION

Depreciation is provided over the estimated lives of the various classes of depreciable property by applying composite rates on a straight-line basis. The provision for depreciation in 1995, 1994 and 1993 was approximately 3% of the average depreciable cost.

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

ALLOWANCE FOR FUNDS USED
DURING CONSTRUCTION

Allowance for funds used during construction (AFC) is a utility industry accounting practice whereby the cost of borrowed funds and the cost of equity funds (preferred and common stockholders' equity) applicable to the Company's construction program are capitalized as a cost of construction. This accounting practice offsets the effect on earnings of the cost of financing current construction, and treats such financing costs in the same manner as construction charges for labor and materials.
     Under accepted rate-making practice, cash recovery of AFC, as well as other construction costs, occurs when completed projects are placed in service and reflected in customer rates.
     AFC rates are determined by the Company consistent with the methodology prescribed by the FERC. Average annual AFC rates were 9.3% in 1995, 8.9% in 1994 and 7.8% in 1993.

UNAMORTIZED DEBT EXPENSE

Discount, premium and expense associated with long-term debt are amortized over the lives of the related issues. Gains or losses related to refunded debt are amortized over the lives of the related new debt issues or the remaining life of the old debt issues if no new debt is issued.

REVENUE
The Company accrues on its books estimated, but unbilled, revenue.
     Operating Revenues include excise taxes of $99.2 million, $97.9 million and $97.8 million for the years 1995, 1994 and 1993, respectively.

NOTE 2 - MERGER AGREEMENT

On August 11, 1995, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with CIPSCO Incorporated (CIPSCO) and Ameren Corporation (Ameren), a newly formed entity, 50% owned by the Company and 50% owned by CIPSCO, pursuant to which, among other things, the Company and CIPSCO will be merged with Ameren (the Merger). Subsequent to the Merger, the Company and Central Illinois Public Service Company and CIPSCO Investment Company (wholly owned subsidiaries of CIPSCO), will continue as wholly owned operating subsidiaries of Ameren. As a result of the Merger, each outstanding share of the Company's common stock will be

                                            UNION ELECTRIC 1995 Annual Report 29

NOTES TO FINANCIAL STATEMENTS

converted into the right to receive one share of common stock of Ameren (Ameren Common Stock), each outstanding share of the Company's preferred stock will remain outstanding and unchanged and each outstanding share of CIPSCO's common stock will be converted into the right to receive 1.03 shares of Ameren Common Stock (or cash in lieu of fractional shares). The Merger is expected to be tax-free for income tax purposes and will be accounted for under the "pooling of interests" method of accounting.
     With their execution and delivery of the Merger Agreement, the Company and CIPSCO entered into stock option agreements, pursuant to one of which the Company granted CIPSCO the right, upon the terms and subject to the conditions set forth therein, to purchase up to 6,983,233 shares of the Company's common stock at a price of $35.94 per share. Pursuant to the other agreements, CIPSCO granted the Company the right, upon the terms and subject to the conditions set forth therein, to purchase up to 6,779,838 shares of CIPSCO common stock at a price of $37.02 per share. These options will expire upon consummation of the Merger.
     After the Merger, Ameren will become a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended. In December 1995, the Merger was approved by the shareholders of Union Electric and CIPSCO. However, the Merger is still conditioned upon, among other things, receipt of certain regulatory and governmental approvals (See Note 3 - Regulatory Matters).
     The following unaudited pro forma financial information reflects the effects of combining Union Electric and CIPSCO into Ameren under the pooling of interests method of accounting.


--------------------------------------------------------------------------------
(In Thousands Except Per Share Amounts)                               (Unaudited)
                                      1995              1994                1993
                                ----------        ----------          ----------
Total revenues                  $3,127,316        $3,146,101          $3,138,944
Net income                      $  372,872        $  391,459          $  368,571
Earnings per share              $     2.72        $     2.85          $     2.69


     The pro forma financial information consolidates the financial results of Electric Energy Inc. (EEI), which effectively will be 60% owned by Ameren subsequent to the merger as a result of the current ownership interests in EEI by Union Electric and CIPS.

NOTE 3 - REGULATORY MATTERS

The Company has filed an application for approval of the Merger with the MoPSC, and CIPSCO and the Company have filed joint applications for approval of the merger with the ICC and the FERC. In those applications, the Company and CIPSCO are requesting a sharing of merger savings, net of merger premium and transaction costs, between ratepayers and shareholders for the first 10 years subsequent to the Merger.
     On July 21, 1995, the MoPSC approved an agreement involving the Company's Missouri electric rates. The agreement decreased rates 1.8% for all classes of Missouri retail electric customers, effective August 1, 1995, reducing annual revenues by about $30 million. In addition, a one-time $30 million credit to current Missouri electric customers reduced 1995 earnings approximately 18 cents per share. Also included is a three-year plan which provides that earnings in any future years in excess of a 12.61% return on equity (determined on a regulatory basis) will be shared equally between customers and stockholders and earnings above a 14% return on equity will be credited to customers. Also, the agreement provides that no party shall file for a general increase or decrease in the Company's Missouri retail electric rates prior to July 1, 1998, except that the Company may file for an increase if certain adverse events occur. At this time, the Company is unable to determine whether it will be required to make any future credits to its customers under the agreement.
     At December 31, 1995, the Company had recorded the following regulatory assets and regulatory liabilities:



              REGULATORY ASSETS:
              ---------------------------------------------------
              (In Thousands)                                 1995
                                                         --------
              Income taxes                               $732,580
              Unamortized loss on reacquired debt          33,203
               Total regulatory assets                   $765,783

              REGULATORY LIABILITY
              ---------------------------------------------------
              Income taxes                               $216,502


     The Company continually assesses the recoverability of its regulatory assets. Under current accounting standards, regulatory assets are written-off to earnings when it is probable that such amounts will not be recovered through future revenues.

30 UNION ELECTRIC 1995 Annual Report

     The Company is currently involved in proceedings with the FERC related to various accounting matters. The Company believes that the final disposition of these proceedings will not have a material adverse effect on its financial position, results of operations or liquidity.

NOTE 4 - DEBT RETIREMENT PROVISIONS

During the five years from December 31, 1995, the amounts of debt maturities totaling $214 million are: $69 million in 1996; $45 million in 1997; and $100 million in 1999. Amounts for years subsequent to 1996 do not include nuclear fuel lease payments since the amounts of such payments are not currently determinable.
     Debt retirement provisions in some mortgage bond indentures of the Company require, subject to certain alternatives, the annual redemption of 1% of the principal amount (as defined) of each series of bonds. In substantially all instances, as permitted by the indentures, the Company has pledged property additions in lieu of such redemptions.

NOTE 5 - SHORT-TERM BORROWINGS

Short-term borrowings of the Company consist of bank loans (maturities generally on an overnight basis) and commercial paper (maturities generally within 10-45 days). At December 31, 1995, $19,600,000 of bank loans were outstanding. The weighted average interest rate on borrowings outstanding for the year ended December 31, 1995 was 6.1%.
     At December 31, 1995, the Company had committed bank lines of credit aggregating $184 million (of which $164 million were unused) which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate, or other options, and in support of which the Company pays to its lending banks annual fees up to 0.10%. These lines of credit are renewable annually at various dates throughout the year.

NOTE 6 - NUCLEAR FUEL LEASE

The Company has a lease agreement which provides for the financing of nuclear fuel. The maximum amount which may be financed under the agreement is $120 million. Pursuant to the terms of the lease, the Company has assigned to the lessor certain contracts for purchase of nuclear fuel. The lessor obtains, through the issuance of commercial paper or from direct loans under a committed revolving credit agreement from commercial banks, the necessary funds to purchase the fuel and make interest payments when due.
     The Company is obligated to reimburse the lessor for all expenditures for nuclear fuel, interest and related costs. Obligations under this lease become due as the nuclear fuel is consumed at the Company's Callaway nuclear plant. The Company reimbursed the lessor $34.1 million during 1995, $34.5 million during 1994 and $55.0 million during 1993.
     The Company has capitalized the cost, including certain interest costs, of the leased nuclear fuel and has recorded the related lease obligation. During the years 1995, 1994 and 1993, the total interest charges under the lease were $5.8 million, $5.2 million and $3.1 million (based on average interest rates of 6.1%, 4.7% and 3.6%, respectively) of which $2.5 million, $2.7 million and $1.4 million, respectively, were capitalized.

NOTE 7 - PREFERRED STOCK

During the three years ended December 31, 1995, preferred stock, without par value, was issued or redeemed as follows: issued 1,657,500 shares, $1.735 Series and 330,000 shares, $7.64 Series in 1993; redeemed 350,000 shares, $8.00 Series and 425,000 shares, $8.00 Series of 1971 in 1993. The Company retired 260 shares, $6.30 Series in 1995, 1994 and 1993.

NOTE 8 - PREFERRED STOCK MANDATORY REDEMPTION PROVISIONS

During each of the years 1996 through 2000, the Company will be required to redeem $26,000 of the $6.30 Series of preferred stock outstanding at December 31, 1995.

NOTE 9 - INCOME TAXES

Total income tax expense for 1995 resulted in an effective tax rate of 40% on earnings before income taxes (39% in 1994 and 38% in 1993). The principal reasons such rates differ from the statutory Federal rate are as follows:


=============================================================================
                                              1995        1994       1993
-----------------------------------------------------------------------------
 Statutory Federal income
     tax rate                                  35%         35%        35%
 Increases (Decreases) from:
    Depreciation differences                    2           1          2
    State tax                                   4           4          2
    Miscellaneous, net                         (1)         (1)        (1)
-----------------------------------------------------------------------------
    Effective income tax rate                  40%         39%        38%
=============================================================================

                                        UNION ELECTRIC 1995 Annual Report 31

      NOTES TO FINANCIAL STATEMENTS

    Income tax expense components for the years shown are as follows (in thousands):

===============================================================================
                                     1995             1994          1993
-------------------------------------------------------------------------------
Taxes currently payable
  (principally Federal):
  Included in operating
    expenses                         $222,492         $232,811      $147,062
 Included in other income -
  Miscellaneous, net                   (2,949)          (4,373)       (7,874)
-------------------------------------------------------------------------------
                                      219,543          228,438       139,188
Deferred taxes
  (principally Federal):
  Included in operating
    expenses -
    Depreciation differences            4,767           (1,485)       49,566
    Postretirement benefits            (9,022)          (9,928)      (11,921)
    Other                              (2,515)          (8,795)        2,394
  Included in other income -
    Depreciation differences              752              816         9,638
    Other                                 390              963         1,477
-------------------------------------------------------------------------------
                                       (5,628)         (18,429)       51,154
Deferred investment tax
  credit amortization
  Included in operating
    expenses                           (6,181)          (6,182)       (7,626)
-------------------------------------------------------------------------------
Total income tax expense             $207,734         $203,827      $182,716
===============================================================================


     The Company recognizes the income tax effects of temporary differences. Prior to 1993, in accordance with accepted ratemaking practice, deferred income taxes were not provided for certain temporary differences flowed through to customers and the equity component of AFC. In accordance with SFAS No. 109, "Accounting for Income Taxes," a Regulatory Asset, representing the probable recovery from customers of future income taxes which is expected to occur when temporary differences reverse, has been recorded along with a corresponding deferred tax liability. Also, a Regulatory Liability recognizing the lower expected revenue resulting from reduced income taxes associated with amortizing accumulated deferred investment tax credits, has been recorded. The deferred tax asset corresponding to this Regulatory Liability has been combined with the deferred tax liabilities.
     The Company adjusts its deferred tax liabilities for changes enacted in tax laws or rates. Recognizing that regulators will probably reduce future revenues for deferred tax liabilities initially recorded at rates in excess of the current statutory rate, reductions in the deferred tax liability were credited to the Regulatory Liability.
     Temporary differences gave rise to deferred tax assets and deferred tax liabilities at year-end 1995 and 1994 as follows (in millions):


==============================================================
                                       1995            1994
--------------------------------------------------------------
Depreciation                          $  819        $  809
Regulatory asset, net                    516           503
Capitalized taxes and expenses           113           117
Deferred benefit costs                   (52)          (41)
Disallowed plant costs                   (11)          (10)
--------------------------------------------------------------
Total accumulated deferred
income tax liabilities                $1,385        $1,378
==============================================================


NOTE 10 - RETIREMENT BENEFITS

The Company has non-contributory, defined-benefit retirement plans covering substantially all of its employees. Benefits are based on the employees' years of service and compensation. The Company's funding policy is to contribute annually at least the minimum amount required by government funding standards, but not more than can be deducted for Federal income taxes. Plan assets consist principally of common stocks and fixed income securities.
     Pension costs for the years 1995, 1994 and 1993, were $26 million, $31 million and $27 million, respectively, of which 20% was charged to construction accounts in 1995 and approximately 18% in each of the years 1994 and 1993.
     The plans' funded status follows (in millions):



============================================================================
At December 31,                           1995        1994        1993
----------------------------------------------------------------------------
Actuarial present value
 of benefit obligation:
 Vested benefit obligation                $679        $552        $607
 Accumulated benefit obligation           $758        $622        $686
 Projected benefit obligation
  for service rendered to date            $913        $779        $820
Less: Plan assets at fair value            847         706         738
----------------------------------------------------------------------------
Deficiency of plan assets versus
 projected benefit obligation               66          73          82
Unrecognized net gain                       22          18           4
Prior service cost not yet
 recognized in net periodic
 pension cost                              (82)        (89)        (93)
Unrecognized net assets
 at transition                               9          10          11
----------------------------------------------------------------------------
Accrued pension cost                      $ 15        $ 12        $  4
============================================================================



32        UNION ELECTRIC 1995 Annual Report

     Pension costs include the following components (in millions):

-------------------------------------------------------------------------------------------------
                                                                      1995        1994      1993
-------------------------------------------------------------------------------------------------
Service cost - benefits earned
 during the period                                                  $   19       $  21      $ 18
Interest cost on projected
 benefit obligation                                                     66          60        59
Actual return on plan assets                                          (166)          8       (89)
Net amortization and deferral                                          107         (58)       39
-------------------------------------------------------------------------------------------------

Pension cost                                                           $26         $31       $27
-------------------------------------------------------------------------------------------------


     Assumptions for actuarial present value of projected benefit obligations are as follows:


-------------------------------------------------------------------------------------------------
                                                                      1995         1994     1993
-------------------------------------------------------------------------------------------------
Discount rate at
   measurement date                                                  7.25%         8.5%     7.25%
Increase in future compensation                                      4.25%         5.5%     4.25%
Plan assets long-term
   rate of return                                                     8.5%         8.5%      8.5%
-------------------------------------------------------------------------------------------------



     In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they reach retirement age while working for the Company. For 1995, 1994 and 1993, the actual claims paid were $15.4 million, $15.6 million and $14.6 million, respectively.
     The Company accrues the expected postretirement benefit costs during employees' years of service. Postretirement benefit costs for the years 1995, 1994 and 1993 were $44 million, $46 million and $53 million, respectively, of which 19% was charged to construction accounts in 1995 and approximately 18% was charged to construction accounts in each of the years 1994 and 1993. The Company's transition obligation at December 31, 1995 is being amortized over the next 17 years.
     In August 1994, the MoPSC authorized the recovery of postretirement benefit costs in rates to the extent that such costs are funded. In 1995, the Company established two external trust funds for retiree healthcare and life insurance benefits. Assets in these trusts amounted to $14.2 million at December 31, 1995 and were invested primarily in short-term instruments.

     The plans' status follows (in millions):


----------------------------------------------------------------------------------------------------------
At December 31,                                                   1995               1994            1993
----------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation:
  Active employees eligible for benefits                         $ 74               $   42         $  47
  Retired employees                                               211                  188           169
  Other active employees                                           32                   60           109
----------------------------------------------------------------------------------------------------------
  Total benefit obligation                                        317                  290           325
Less: Plan assets at fair market value                             14                   --            --
----------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation in excess of plan assets                             303                  290           325
Unrecognized - transition obligation                             (213)                (225)         (265)
    - gain/(loss)                                                  (7)                   4           (21)
----------------------------------------------------------------------------------------------------------
Postretirement benefit liability                                 $ 83               $   69         $  39
----------------------------------------------------------------------------------------------------------


     Components of net periodic postretirement benefit cost are as follows (in millions):



----------------------------------------------------------------------------------------------------------
                                                                  1995              1994             1993
----------------------------------------------------------------------------------------------------------
Service cost - benefits earned
  during the period                                               $ 10              $ 11            $  9
Interest cost on projected
  benefit obligation                                                24                21              28
Amortization - transition obligation                                12                13              16
             - unrecognized (gain)/ loss                            (2)                1              --
----------------------------------------------------------------------------------------------------------
Net periodic cost                                                 $ 44              $ 46            $ 53
----------------------------------------------------------------------------------------------------------


   Assumptions for the obligation measurements are as follows:


----------------------------------------------------------------------------------------------------------
                                                                  1995              1994             1993
----------------------------------------------------------------------------------------------------------
Discount rate at measurement date                                7.25%              8.5%             7.25%
Plan assets long-term rate of return                              8.5%               --               --
Medical cost trend rate - initial                                9.25%             11.0%            11.25%
    - ultimate                                                   5.25%              6.0%             5.25%
Ultimate medical cost trend rate
  expected in year                                                2000              2000              2000
----------------------------------------------------------------------------------------------------------


     A 1% increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation by approximately $3 million and $21 million, respectively.

NOTE 11 - STOCK OPTION PLANS

In April, 1995, the Company's shareholders approved a Long-Term Incentive Plan (the Plan) for eligible employees, as determined by the Human Resources Committee of the Board. The Plan provides for the grant of options, performance awards, restricted stock, dividend equivalents and stock appreciation rights.

                                  UNION ELECTRIC 1995 Annual Report         33

NOTES TO FINANCIAL STATEMENTS

     Under the terms of the Plan, options may be granted at a price not less than the fair market value of the shares at the date of grant. Granted options vest over a period of five years, beginning at the date of grant and provide for acceleration of exercisability of the options upon the occurrence of certain events, including retirement. At December 31, 1995, a total of 2,500,000 shares were reserved for future issuance under the Plan; however, the Company expects to make open market purchases of its common stock to meet the requirements of the Plan.

     Presented below is a summary of activity for the Plan for the year ended December 31, 1995:


           Options outstanding at beginning of year               --
           Options granted during the year                   142,500
           Options exercised during the year                      --
           Options expired/cancelled during the year              --
           Options outstanding at end of the year            142,500
           Options exercisable at end of the year              9,800
           Option price range per share               $351/2 -$357/8



NOTE 12 - COMMITMENTS

The Company is engaged in a construction program under which expenditures averaging approximately $288 million, including AFC, are anticipated during each of the next five years.
     In addition, the Company has commitments for the purchase of coal under long-term contracts. Coal contract commitments for 1996 through 2000 are estimated to be $871 million (excluding contract escalation provisions). Total coal purchases for 1995, 1994 and 1993 were $293 million, $268 million and $367 million, respectively. The Company also has existing contracts with pipeline and natural gas suppliers to provide natural gas for distribution and electric generation. Total delivered natural gas costs for 1995, 1994 and 1993 were $60 million, $63 million and $80 million, respectively. Gas related contracted cost commitments for 1996 through 2000 are estimated to be $98 million. The Company's nuclear fuel commitments for 1996 through 2000, including uranium concentrates, conversion, enrichment and fabrication, are expected to total $134 million, which is expected to be financed under the nuclear fuel lease. Nuclear fuel expenditures for 1995, 1994 and 1993 were $42 million, $30 million and $37 million, respectively.

NOTE 13 - CONTINGENCIES

The Company's insurance coverage for its Callaway Plant is as follows:

TYPE AND SOURCE OF COVERAGE
(In Millions) Maximum Maximum Coverages Assessments

                  for Single
                  Incidents
             Public Liability:
              American Nuclear Insurers             $200.0        $--
               Pool Participation                  8,720.3       79.3(a)
                                                  $8,920.3(b)   $79.3
             Nuclear Worker Liability:
              American Nuclear Insurers             $200.0(c)    $3.1
             Property Damage:
              American Nuclear Insurers             $500.0        $--
              Nuclear Electric Insurance Ltd.      2,250.0(d)    19.0
                                                  $2,750.0      $19.0
             Replacement Power:
              Nuclear Electric Insurance Ltd.       $419.1(e)    $3.2


 (a) Retrospective premium under the Price-Anderson liability provisions of the Atomic Energy Act of 1954, as amended, (Price-Anderson). Subject to retrospective assessment with respect to loss from an incident at any U.S. reactor, payable at $10 million per year.
 (b)  Limit of liability for each incident under Price-Anderson.
 (c) Total industry potential liability from workers claiming exposure to the hazard of nuclear radiation. The policy includes an automatic reinstatement thereby providing total coverage of $400 million.
 (d)  Includes premature decommissioning costs.
 (e) Weekly indemnity of $3.1 million, for 52 weeks which commences after the first 21 weeks of an outage, plus $2.5 million per week for 104 weeks thereafter.

     Price-Anderson limits the liability for claims from an incident involving any licensed U.S. nuclear facility. The limit is based on the number of licensed reactors and is adjusted at least every five years based on the Consumer Price Index. Utilities owning a nuclear reactor cover this exposure through a combination of private insurance and mandatory participation in a financial protection pool as established by Price-Anderson.
     If losses from a nuclear incident at Callaway Plant exceed the limits of, or are not subject to, insurance, or if coverage is not available, the Company will self-insure the risk. Although the Company has no reason to

34 UNION ELECTRIC 1995 Annual Report
anticipate a serious nuclear incident, if one did occur it could have a material but undeterminable adverse effect on the Company's financial position, results of operations and liquidity.
     Under the Clean Air Act Amendments of 1990, the Company is required to reduce total annual sulfur dioxide emissions significantly by the year 2000. Significant reductions in nitrogen oxide will also be required. By switching to low-sulfur coal and early banking of emission credits, the Company anticipates that it can comply with the requirements of the law with no significant revenue increases because the related capital costs, estimated at about $300 million, are largely offset by lower fuel costs. At year-end 1995, about 75 percent of the Clean Air Act related capital costs had been expended.
     As of December 31, 1995, the Company was designated a potentially responsible party (PRP) by federal and state environmental protection agencies at five hazardous waste sites. Other hazardous waste sites have been identified for which the Company may be responsible but has not been designated a PRP. The Company continually reviews the remediation costs that will be required for all of these sites. However, such costs are not expected to have a material adverse effect on the Company's financial position, results of operations and liquidity.
     The Company is involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business, some of which involve substantial amounts. The Company believes that the final disposition of these proceedings will not have a material adverse effect on its financial position, results of operations or liquidity.

NOTE 14 - CALLAWAY NUCLEAR PLANT

Under the Nuclear Waste Policy Act of 1982, the U.S. Department of Energy (DOE) is responsible for the permanent storage and disposal of spent nuclear fuel. DOE currently charges one mill per nuclear generated kilowatthour sold for future disposal of spent fuel. Electric rates charged to customers provide for recovery of such costs. DOE is not expected to have its permanent storage facility for spent fuel available until at least 2015. The Company has sufficient storage capacity at the Callaway Plant site until 2005 and has viable storage alternatives under consideration. Each alternative will likely require Nuclear Regulatory Commission approval and may require other regulatory approvals. The delayed availability of DOE's disposal facility is not expected to adversely affect the continued operation of Callaway Plant.
     Electric rates charged to customers provide for recovery of Callaway Plant decommissioning costs over the life of the plant, based on an assumed 40-year life, ending with expiration of the plant's operating license in 2024. The Callaway site is assumed to be decommissioned using the DECON (immediate dismantlement) method. Decommissioning costs, including decontamination, dismantling and site restoration, are estimated to be $433 million in current year dollars and are expected to escalate approximately 4% per year through the end of decommissioning activity in 2033. The Company's previous decommissioning cost estimate, which was completed in 1993, estimated
decommissioning costs to be      $383 million in 1993 dollars.  Decommissioning
costs are charged to depreciation expense over Callaway's service life and amounted to $6.7 million in each of the years 1995, 1994 and 1993. Every three years, the MoPSC requires the Company to file updated cost studies for decommissioning Callaway, and electric rates may be adjusted at such times to reflect changed estimates. Costs collected from customers are deposited in an external trust fund to provide for Callaway's decommissioning. Fund earnings are expected to average 9.25% annually through the date of decommissioning. If the assumed return on trust assets is not earned, the Company believes it is probable that such earnings deficiency will be recovered in rates. Trust fund earnings, net of expenses, appear on the balance sheet as increases in Nuclear decommissioning trust fund and in the Accumulated Provision for Nuclear Decommissioning.
     The staff of the Securities and Exchange Commission has questioned certain of the current accounting practices of the electric utility industry, including the Company, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. In response to these questions, the Financial Accounting Standards Board (FASB) has agreed to review the accounting for removal costs, including decommissioning. If current electric utility industry accounting practices for such decommissioning are changed (1) the annual provisions for decommissioning could increase and (2) trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense. The Company does not expect that changes in the accounting for nuclear decommissioning costs will have a material effect on its results of operations.

                                            UNION ELECTRIC 1995 Annual Report 35

NOTES TO FINANCIAL STATEMENTS


NOTE 15 - FAIR VALUE OF FINANCIAL

INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

CASH AND TEMPORARY INVESTMENTS/
SHORT-TERM BORROWINGS
The carrying amounts approximate fair value because of the short-term maturity of these instruments.

NUCLEAR DECOMMISSIONING TRUST FUND
The fair value of the Company's Nuclear decommissioning trust fund is estimated based on quoted market prices for securities.

PREFERRED STOCK
The fair value of the Company's preferred stock outstanding is estimated based on the quoted market prices for the same or similar issues.

LONG-TERM DEBT
The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of comparable maturities.

     The estimated fair value of the Company's Preferred Stock and Long-Term Debt as of December 31, is shown below:

AT DECEMBER 31, 1995:


(In Thousands)
                 Carrying Amount               Fair Value
                 Preferred stock          $219,147    $188,175
                 Long-term debt         $1,773,192  $1,876,424

AT DECEMBER 31, 1994:
(In Thousands)
                 Carrying Amount                Fair Value
                 Preferred stock          $219,173    $161,950
                 Long-term debt         $1,833,623  $1,728,346



     The Company's investments in debt and equity securities are held in trust funds for the purpose of funding the nuclear decommissioning of the Callaway nuclear plant. See Note 14 - Callaway Nuclear Plant. The Company has classified all investments in debt and equity securities as available for sale and has recorded all such investments at their fair market value at December 31, 1995 and 1994. In 1995, 1994 and 1993, the proceeds from the sale of investments were $9.4 million, $22.2 million and $68.9 million, respectively. Using the specific identification method to determine cost, the gross realized gains on those sales were $.4 million, $.6 million and $1.7 million, respectively, for 1995, 1994 and 1993. Net realized and unrealized gains and losses are reflected in Accumulated Provision for Nuclear Decommissioning on the Balance Sheet, which is consistent with the method used by the Company to account for the decommissioning costs recovered in rates. The recorded fair values and cost basis of the Company's debt and equity investments shown in the Nuclear decommissioning trust fund are as follows:


AT DECEMBER 31, 1995:
(In Thousands)
Gross Unrealized
Security type                              Cost          Gain (Loss)  Fair Value
Debt securities                         $22,138             $2,642     $--           $24,780
Equity securities                        37,936              9,170      --            47,106
Cash equivalents                          1,952                 --      --             1,952
                                        $62,026            $11,812     $--           $73,838



AT DECEMBER 31, 1994:
(In Thousands)
 Gross Unrealized
Debt securities                         $19,479             $1,037     $--           $20,516
Equity securities                        31,085                 --      (8)           31,077
Cash equivalents                          2,313                 --      --             2,313
                                        $52,877             $1,037     $(8)          $53,906



    The contractual maturities of the Company's investments in debt securities are as follows:


AT DECEMBER 31, 1995:
(In Thousands)
                                   Cost   Fair Value
1 year to 5 years                 $2,700   $3,094
5 years to 10 years                1,249    1,427
Due after 10 years                18,189   20,259
                                 $22,138  $24,780


This report and the financial statements contained herein are submitted for the information of the stockholders of the Company and are not intended to induce, or for use in connection with, any sale or purchase of any securities of the Company.


36 UNION ELECTRIC 1995 Annual Report

OPERATING STATISTICS


-----------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                       1995              1994                   1993            1992         1991
-----------------------------------------------------------------------------------------------------------------------------------
ELECTRIC OPERATING REVENUES (000):
-----------------------------------------------------------------------------------------------------------------------------------
   Residential                          $  843,038        $   800,117           $   817,713     $   754,667     $   831,106
   Commercial                              725,438            705,505               684,446         676,761         685,799
   Industrial                              379,363            368,450               373,353         410,370         395,116
   Other electric utilities                 64,847             61,985                59,160          57,226          65,317
   Miscellaneous                            31,761             33,476                31,308          30,444          28,920
   Credit to customers                     (29,995)                --                    --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL ELECTRIC OPERATING REVENUES       $2,014,452        $ 1,969,533           $ 1,965,980     $ 1,929,468     $ 2,006,258
-----------------------------------------------------------------------------------------------------------------------------------
KILOWATTHOUR SALES (000,000):
-----------------------------------------------------------------------------------------------------------------------------------
Residential                                 11,229             10,619                10,867           9,690          10,646
Commercial                                  11,757             11,393                10,989          10,553          10,678
Industrial                                   8,486              8,203                 8,003           9,030           8,524
Other electric utilities                     1,726              1,623                 1,580           1,488           1,623
Miscellaneous                                  137                137                   139             144             139
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL KILOWATTHOUR SALES                    33,335             31,975                31,578          30,905          31,610
-----------------------------------------------------------------------------------------------------------------------------------

ELECTRIC CUSTOMERS (End of year):
-----------------------------------------------------------------------------------------------------------------------------------
 Residential                               991,791            985,609               976,390         972,153         962,629
 Commercial                                130,557            128,505               126,542         125,196         122,152
 Industrial                                  6,276              6,228                 6,605           6,530           6,778
 Other electric utilities                       17                 17                    17              19              20
 Miscellaneous                               1,628              1,628                 1,630           1,599           1,599
-----------------------------------------------------------------------------------------------------------------------------------


TOTAL ELECTRIC CUSTOMERS                 1,130,269          1,121,987             1,111,184       1,105,497       1,093,178
-----------------------------------------------------------------------------------------------------------------------------------
RESIDENTIAL CUSTOMER DATA (Average):
-----------------------------------------------------------------------------------------------------------------------------------
 Kilowatthours used                         11,352             10,833                11,151           9,864          11,106
 Annual electric bill                   $   852.27        $    816.25           $    839.11     $    768.20     $    867.00
  Revenue per kilowatthour                    7.51c.             7.54c.                7.52c.          7.79c.          7.81c.
-----------------------------------------------------------------------------------------------------------------------------------

GROSS INSTANTANEOUS
 PEAK DEMAND (Kilowatts)                 7,965,000          7,430,000             7,540,000       7,135,000       7,365,000
-----------------------------------------------------------------------------------------------------------------------------------

CAPABILITY AT TIME OF PEAK,
 INCLUDING NET PURCHASES(Kilowatts)      8,714,000          8,469,000             8,597,000       8,407,000       8,285,000

-----------------------------------------------------------------------------------------------------------------------------------
GENERATING CAPABILITY AT
 TIME OF PEAK (Kilowatts)                8,184,000          8,057,000             7,963,000       7,868,000       7,868,000
-----------------------------------------------------------------------------------------------------------------------------------


COAL BURNED (Tons)                      12,714,000         11,444,000             9,803,000      10,314,000      10,732,000
-----------------------------------------------------------------------------------------------------------------------------------
PRICE PER TON OF COAL                  $     22.59        $     24.49           $     31.66     $     31.96     $     32.26
===================================================================================================================================



                                        UNION ELECTRIC 1995 Annual Report     37

SELECTED FINANCIAL INFORMATION




(Thousands of Dollars Except Shares and Per Share Amounts and Ratios)
-------------------------------------------------------------------------------------------------------
                                                       1995          1994        1993          1992
-------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS (YEAR ENDED DECEMBER 31,):
-------------------------------------------------------------------------------------------------------
  Operating revenues                                 $2,102,707   $2,056,116   $2,066,004   $2,015,121
  Operating expenses                                  1,660,811    1,605,930    1,654,707    1,603,104
  Operating income                                      441,896      450,186      411,297      412,017
  Callaway rate phase-in plans                               --           --           --           60
  Deferred costs disallowed                                  --           --           --           --
  Callaway Unit No. 1 costs
    disallowed, net                                          --           --           --           --
  Loss on cancellation of
    Callaway Unit No. 2, net                                 --           --           --           --
  Allowance for all funds used
    during construction                                  12,933       11,280       11,544        8,022
  Gain on sales of electric
    property, net                                            --           --           --       18,099
  Miscellaneous, net                                     (5,981)         403        3,919         (131)
  Interest                                             (134,741)    (141,112)    (129,600)    (135,319)
  Net income                                            314,107      320,757      297,160      302,748
  Preferred stock dividends                              13,250       13,252       14,087       14,058
  Earnings on common stock                              300,857      307,505      283,073      288,690
  Average common shares outstanding                 102,123,834  102,123,834  102,123,834  102,123,834
-------------------------------------------------------------------------------------------------------

ASSETS, OBLIGATIONS AND EQUITY CAPITAL (YEAR END):
-------------------------------------------------------------------------------------------------------
  Total assets                                       $6,754,469   $6,624,701   $6,595,570   $5,797,363
  Long-term debt obligations                          1,763,613    1,823,489    1,766,655    1,659,553
  Preferred stock subject to
    mandatory redemption                                    650          676          702          728
  Preferred stock not subject to
    mandatory redemption                                218,497      218,497      218,497      217,784
  Common equity                                       2,319,197    2,269,054    2,206,168    2,164,020
-------------------------------------------------------------------------------------------------------

FINANCIAL INDICES (YEAR ENDED):
-------------------------------------------------------------------------------------------------------
  Earnings per share of common stock
    (based on average shares outstanding)                 $2.95        $3.01        $2.77        $2.83
  Cash dividends per share of
    common stock                                         $2.455       $2.395       $2.335        $2.26
  Return on average common stock equity                   13.23%       13.84%       13.01%       13.70%
  Ratio of earnings to fixed charges (a)                   4.78         4.68         4.66         4.66
  Book value per common share                            $22.71       $22.22       $21.60       $21.19
-------------------------------------------------------------------------------------------------------

CAPITALIZATION RATIOS (YEAR END):
-------------------------------------------------------------------------------------------------------
  Common equity                                            53.9%        52.6%        52.6%        53.5%
  Preferred stock not subject to
    mandatory redemption                                    5.1          5.1          5.2          5.4
  Preferred stock subject to
    mandatory redemption                                     --           --           --           --
  Long-term debt                                           41.0         42.3         42.2         41.1
-------------------------------------------------------------------------------------------------------
                                                          100.0%       100.0%       100.0%       100.0%
-------------------------------------------------------------------------------------------------------




(a) Earnings used in computing the ratio of earnings to fixed charges consist of net income plus fixed charges (interest on debt, amortization of debt discount, premium and expense and a portion of rentals representative of the interest factor) and income taxes.


38    UNION ELECTRIC 1995 Annual Report

------------------------------------------------------------------------------------------------------------------------
                           1991           1990           1989         1988         1987               1986         1985
------------------------------------------------------------------------------------------------------------------------


                     $2,096,940     $2,023,017     $2,010,306   $2,029,107   $1,946,411         $1,807,182   $1,591,763
                      1,614,127      1,565,477      1,543,838    1,544,953    1,457,957          1,287,572    1,173,187
                        482,813        457,540        466,468      484,154      488,454            519,610      418,576
                            107            237            227        2,408       92,791             59,861       74,631
                             --             --             --           --      (23,169)                --           --
                             --             --             --           --           --                 --     (234,780)

                             --             --        (30,196)          --           --                 --           --

                           8,519        14,145         17,908       14,885       20,477             15,812      106,754
                              --            --             --           --           --                 --           --
                          (2,718)        9,881          7,769      (10,648)     (15,714)             3,947       (1,709)
                        (167,209)     (187,584)      (176,571)    (199,241)    (228,961)          (247,409)    (254,320)
                         321,512       294,219        285,605      291,558      333,878            351,821      109,152
                          14,059        14,693         19,134       30,425       36,522             49,245       49,836
                         307,453       279,526        266,471      261,133      297,356            302,576       59,316
                     102,123,834   102,123,834    102,123,834  102,123,834  102,123,834        102,123,834  100,403,016
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                      $5,733,479    $5,702,341     $5,760,322   $5,827,246   $5,957,811         $5,895,211   $5,738,620
                       1,730,277     1,948,024      2,106,776    2,188,614    2,357,615          2,436,092    2,454,687

                             754           780            806       60,832       64,608            165,384      173,160

                         217,784       218,004        227,582      279,784      354,784            354,784      354,784
                       2,106,155     2,021,299      1,954,481    1,895,360    1,837,156          1,743,189    1,630,466
------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------
                           $3.01         $2.74          $2.61        $2.56        $2.91              $2.96        $0.59
                           $2.18         $2.10          $2.02        $1.94        $1.92              $1.86        $1.78
                           14.99%        14.16%         14.03%       14.08%       16.79%             18.16%        3.81%
                            4.21          3.57           3.63         3.35         3.30               2.79         1.14
                          $20.62        $19.79         $19.14       $18.56       $17.99             $17.07       $15.97
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                            51.9%         48.3%          45.6%        42.8%        39.8%              37.1%        35.3%

                             5.4           5.2            5.3          6.3          7.7                7.6          7.7

                              --            --             --          1.4          1.4                3.5          3.8
                            42.7          46.5           49.1         49.5         51.1               51.8         53.2
------------------------------------------------------------------------------------------------------------------------
                           100.0%        100.0%         100.0%       100.0%       100.0%             100.0%       100.0%
========================================================================================================================


UNION ELECTRIC 1995 Annual Report            39

INVESTOR INFORMATION




ANNUAL MEETING

The Annual Meeting of Stockholders will convene at 9 a.m. Tuesday, April 23, 1996 at The Saint Louis Art Museum, 1 Fine Arts Drive, Forest Park, St. Louis, Missouri.

COMMON STOCK AND DIVIDEND INFORMATION

The company's common stock is listed on the New York Stock Exchange (ticker symbol: UEP). Common stockholders of record totaled 115,278 at December 31, 1995. Union Electric has paid cash dividends on common stock for 90 consecutive years, since 1906. Under the company's amended mortgage indentures, $34,435,000 of total retained earnings was restricted against payment of common dividends - except those payable in common stock; retained earnings totaled $1,090,909,000 at December 31, 1995.
     The following includes the high and low sales prices and the dividends paid per common share during the past two years:


1995                                                               Price Range
-----------------------------------------------------------------------------------------------
Quarter Ended                                          High          Low         Dividends Paid
-----------------------------------------------------------------------------------------------
March 31                                              $38 1/4       $34 3/4           61c
June 30                                                37 7/8        35               61
September 30                                           37 5/8        34 5/8           61
December 31                                            42            37 3/8           62 1/2

1994                                                               Price Range
-----------------------------------------------------------------------------------------------
Quarter Ended                                          High          Low         Dividends Paid
-----------------------------------------------------------------------------------------------
March 31                                              $39 1/2       $34 3/4           59 1/2c.
June 30                                                35 7/8        30 3/4           59 1/2
September 30                                           35 7/8        32               59 1/2
December 31                                            36 1/2        34 1/2           61


DIRECT DEPOSIT OF DIVIDENDS

All registered UEstockholders can have their cash dividends automatically credited to their bank accounts. This service gives stockholders immediate access to their dividend on the dividend payment date and eliminates the possibility of lost or stolen dividend checks.


DRPLUS

Through DRPlus -- UE's dividend reinvestment and stock purchase plan -- the company's stockholders, customers and employees can:
o make cash investments by check or automatic cash payment, totaling up to $60,000 in UE common stock annually
o    reinvest their dividends in UE common
     stock -- or receive UE dividends in cash
o    place UE certificates in safekeeping and receive regular account statements
     .....all without paying any fees.

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

Union Electric Company

TRUSTEES FOR FIRST MORTGAGE BONDS

Boatmen's Trust Company
St. Louis, MO

Harris Trust and Savings Bank and D.G. Donovan,
Co-Trustees
Chicago, IL

LaSalle National Trust, N.A.
Chicago, IL







This Annual Report is printed on recycled paper.


                                        UNION ELECTRIC 1995 Annual Report    41