Form 10-K405, Exhibit 13
period 1996-12-31
UNION ELECTRIC CO
filed 1997-03-28
CIK 100826

REPORT OF INDEPENDENT ACCOUNTANTS

[PRICE WATERHOUSE LLP LETTERHEAD]

February 4, 1997

To the Stockholders and Board of Directors of Union Electric Company


     In our opinion, the accompanying balance sheet and the related statements of income, long-term debt, preferred stock, retained earnings, and cash flows appearing on pages 22-36 of this report present fairly, in all material respects, the financial position of Union Electric Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                        Price Waterhouse LLP

                                                           UE 1996 ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS


Union Electric is an investor-owned regulated public utility that supplies electric and gas services to 1.3 million customers in a 24,500 square-mile area in Missouri (including metropolitan St. Louis) and Illinois.

MERGER

Union Electric and CIPSCO Incorporated (CIPSCO) entered into a Merger Agreement (Agreement) dated August 11, 1995. The Agreement was approved by the shareholders of both companies in December 1995. The merged entity is expected to realize $644 million in net savings over 10 years from combining certain operations of the two companies and is expected to adopt Union Electric's dividend payment level. However, the merger is conditioned upon, among other things, receipt of certain regulatory and governmental approvals. At this time, the merger is expected to be consummated by the end of 1997. See Note 2 - Merger Agreement under Notes to Financial Statements for further information.

RESULTS OF OPERATIONS

Common stock earnings for 1996, 1995 and 1994 were $292 million ($2.86 per share), $301 million ($2.95 per share) and $308 million ($3.01 per share), respectively. Earnings and earnings per share fluctuated due to many conditions, primarily: weather variations, electric rate reductions, credits to electric customers, sales growth, fluctuating operating costs, including Callaway nuclear refueling outages, merger-related expenses, changes in interest expense and changes in income and property taxes.
     The impacts of the more significant items affecting revenues, costs and earnings during the past several years are analyzed and discussed below:


OPERATING REVENUES


ELECTRIC                                  Variation from Prior Year
-------------------------------------------------------------------
(Millions of Dollars)                1996         1995        1994
-------------------------------------------------------------------
Rate variations                     $(19.6)       $(13.7)   $   --
Credit to customers                  (14.7)        (32.6)       --
Effect of abnormal
  weather                            (63.2)         52.8     (33.9)
Growth and other                      95.0          38.4      37.5
Interchange sales                      9.2         (28.1)     13.7
-------------------------------------------------------------------
                                    $  6.7        $ 16.8    $ 17.3
===================================================================

     The increase in 1996 electric revenues was due to a 3.5% increase in kilowatthour sales over the year-ago period, partly offset by the 1.8% rate decrease for Missouri electric customers and the net increase in customer credits recorded during 1996 versus 1995. See Note 3 - Regulatory Matters under Notes to Financial Statements for further information. The kilowatthour sales increase reflected strong economic growth in Union Electric's service area and increased interchange sales opportunities, partially offset by milder weather during the period. Residential and commercial sales each rose 3% over 1995, while industrial sales grew 2% and interchange sales increased 7%.
     The increase in 1995 electric revenues was due to increased retail kilowatthour sales compared to 1994, mainly due to unusually hot weather in the third quarter and sales growth reflecting our healthy service area economy. Weather-sensitive residential and commercial sales increased 6% and 3%, respectively, over 1994, and industrial sales grew 3%. This increase was partially offset by the one-time $30 million credit, the rate decrease and a 17% decline in interchange sales due to decreased interchange sales opportunities. See Note 3 - Regulatory Matters under Notes to Financial Statements for further information.
     The increase in 1994 electric revenues reflected growth in sales to commercial and industrial customers of 4% and 2%, respectively, and increased interchange sales of 9%, partially offset by reduced sales to residential customers of 2%, primarily due to milder weather in the first and third quarters of 1994, compared to 1993.

OPERATING EXPENSES


FUEL AND PURCHASED POWER                       Variation from Prior Year
---------------------------------------------------------------------------
(Millions of Dollars)                         1996        1995       1994
---------------------------------------------------------------------------
Fuel:
  Variation in generation                   $ 15.1        $1.2      $ 52.6
  Price                                      (17.9)        (.8)      (76.9)
  Generation efficiencies
    and other                                  2.5         1.8        (2.0)
Purchased power
  variation                                    8.3         5.2       (43.5)
---------------------------------------------------------------------------
                                            $  8.0        $7.4      $(69.8)
===========================================================================

     The increase in 1996 fuel and purchased power costs was driven mainly by higher kilowatthour sales, partially offset by lower fuel prices due to the use of lower-cost coal. The

MANAGEMENT'S DISCUSSION AND ANALYSIS


increase in 1995 fuel and purchased power costs reflected increased purchased power costs due to greater kilowatthour sales during the hot 1995 summer and the need for replacement power during Callaway's spring refueling outage. The decrease in 1994 fuel and purchased power costs reflected lower fuel prices, resulting from the increased use of low-sulfur coal at our fossil plants and greater generation at our nuclear plant due to the absence of a refueling outage in 1994. Higher generation, resulting in greater fuel costs, was offset in part by reduced purchased power costs.
     Other operating expense variations in 1994 through 1996 reflected recurring factors such as growth, inflation, and wage and benefit increases. In 1996, operations expenses, other than fuel and purchased power costs, increased $25 million primarily due to a 26% rise in natural gas purchased for resale
(due to higher sales and gas prices), and increased employee benefits, injuries and damages, and consulting expenses. In 1995, operations expenses, other than fuel and purchased power costs, decreased $17 million, mainly due to a 15% reduction in natural gas purchased for resale (due primarily to lower gas prices) and decreases in employee benefits, injuries and damages, and insurance expenses. These decreases were partially offset by increased labor and material and supplies expenses. In 1994, operations expenses, other than fuel and purchased power costs, decreased $10 million, primarily due to a 10% reduction in natural gas purchased for resale (due to lower sales and gas prices), and decreases in labor and employee benefits expenses. These decreases were partially offset by increased injuries and damages, consulting and communications expenses.
     In 1996, maintenance expenses increased $2 million primarily due to increased labor expenses at Callaway and the fossil plants. In 1995, maintenance expenses increased $24 million, mainly due to increased power plant maintenance expenses partially offset by reduced distribution system maintenance expenses. Callaway Plant's maintenance expenses increased $17 million primarily due to the spring 1995 nuclear refueling outage. Maintenance expenses at other power plants increased $11 million primarily due to scheduled maintenance outages. In 1994, maintenance expenses increased $8 million, mainly caused by additional maintenance expenses at the fossil plants and greater tree-trimming expenses, partly offset by lower Callaway Plant maintenance expenses (no refueling outage in 1994) and reduced labor expenses.
     Depreciation expense increased $8 million in 1996, $7 million in 1995, and $6 million in 1994, due to increased depreciable property.

TAXES
Income tax expense from operations decreased $12 million in 1996 principally due to lower pre-tax income and a lower effective income tax rate. Income tax expense from operations increased $3 million in 1995 primarily due to a higher effective income tax rate partially offset by lower pre-tax income. The $27 million increase in 1994 income tax expense resulted from higher pre-tax income and a higher effective Missouri income tax rate.
     In 1996, other taxes charged to operating expenses increased $1 million due to increased real estate and payroll taxes. In 1995, other taxes charged to operating expenses increased $2 million due to increased gross receipts taxes from greater electric revenues and increased real estate taxes. In 1994, other taxes charged to operating expenses rose $4 million due to increased real estate taxes and greater corporate franchise taxes.


OTHER INCOME AND DEDUCTIONS
Miscellaneous, net increased $1 million for 1996, primarily due to reduced merger-related expenses. Miscellaneous, net decreased $6 million for 1995, primarily due to merger-related expenses. Merger-related expenses totaled $8 million and $9 million in 1996 and 1995, respectively. See Note 2 - Merger Agreement, under Notes to Financial Statements for further information. Miscellaneous, net decreased $4 million for 1994, primarily due to increased charitable contributions.


INTEREST
Interest expense for 1996 decreased $2 million primarily due to lower debt outstanding during the year and lower rates on variable-rate long-term debt. In 1995, interest expense declined $6 million as decreases in other interest expense were partly offset by higher interest rates on variable-rate long-term debt. In 1994, interest expense

                                                      UE 1996 ANNUAL REPORT


increased $12 million generally due to a greater amount of total debt outstanding and overall higher interest rates on variable-rate debt.


BALANCE SHEET
The $55 million increase in other current and accrued liabilities at December 31, 1996, compared to December 31, 1995, was primarily due to the timing of the payments of the $47 million customer credit. See Note 3 - Regulatory Matters, under Notes to Financial Statements for further information.


LIQUIDITY AND CAPITAL RESOURCES
Cash provided by operating activities totaled $605 million for 1996, compared to $640 million and $544 million for 1995 and 1994, respectively.
     Cash flows used in investing activities totaled $363 million, $341 million and $333 million for the years ended December 31, 1996, 1995 and 1994, respectively. Expenditures in 1996 for constructing new or improving existing facilities, purchasing rail cars and complying with the Clean Air Act were $325 million. In addition, the Company spent $51 million to acquire nuclear fuel.
     The Company completed Callaway Plant construction in late 1984. The need for additional base load electric generating capacity is not anticipated until after the year 2013. Under the Clean Air Act Amendments of 1990, the Company is required to reduce total annual sulfur dioxide emissions significantly by the year 2000. Significant reductions in nitrogen oxide are also required. By switching to low-sulfur coal and early banking of emission credits, the Company anticipates that it can comply with the requirements of the law without significant revenue increases because the related capital costs, estimated at about $300 million, are largely offset by lower fuel costs. As of year-end 1996, about 84% of the Clean Air Act-related capital costs have been expended.


CAPITAL REQUIREMENTS
----------------------------------------------------------------------------
                           ACTUAL              FORECAST
----------------------------------------------------------------------------
(Millions of Dollars)      1996    1997  1998  1999  2000  2001
----------------------------------------------------------------------------
Construction Expenditures  $325    $250  $258  $266  $275  $284
============================================================================

     In December 1996, the Environmental Protection Agency proposed new air quality standards for ozone and particulate matter. The proposed standards, if ultimately adopted, would result in increased clean air related capital costs and operating expenses. However, the Company is unable to predict whether any new air quality standards will be adopted, or what impact any new standards would have on the Company's future financial condition, results of operations or liquidity.
     See Note 13 - Callaway Nuclear Plant under Notes to Financial Statements for a discussion of Callaway Plant decommissioning costs.
     Cash flows used in financing activities were $238 million for 1996, compared to $299 million and $211 million for 1995 and 1994, respectively. The Company's principal financing activities during 1996 included the redemption of $35 million of First Mortgage Bonds and $8 million of short-term debt bank loans, and the payment of dividends. In addition, on December 16, 1996, Union Electric issued $65.5 million of Subordinated Deferrable Interest Debentures, 7.69% Series, due 2036. The Company used the proceeds to redeem certain series of preferred stock in January 1997.

FIRST MORTGAGE BOND RATINGS
---------------------------------------------------
Duff & Phelps                                   AA-
---------------------------------------------------
Moody's                                         A1
---------------------------------------------------
Standard & Poor's                               AA-
---------------------------------------------------


     The Company plans to continue utilizing short-term debt to support normal operations and other temporary requirements. The Company is authorized by the Federal Energy Regulatory Commission (FERC) to have up to $600 million of short-term unsecured debt instruments outstanding at any one time. Short-term borrowings consist of bank loans (maturities generally on an overnight basis) and commercial paper (maturities generally within 10 to 45 days). At December 31, 1996, the Company had committed bank lines of credit aggregating $179 million (of which $168 million were unused at such date) which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate, or other options. The lines of credit are renewable annually at

MANAGEMENTS'S DISCUSSION AND ANALYSIS


various dates throughout the year. The Company also has bank credit agreements due 1999 which permit the borrowing of up to $300 million and $200 million on a long-term basis. At December 31, 1996, no such borrowings were outstanding.
     Additionally, the Company has a lease agreement which provides for the financing of nuclear fuel. At December 31, 1996, the maximum amount which could be financed under the agreement was $120 million. Cash provided from financing for 1996 included issuances under the lease for nuclear fuel of $44 million offset in part by $35 million of redemptions. At December 31, 1996 $106 million was financed under the lease. See Note 6 - Nuclear Fuel Lease under Notes to Financial Statements for further information.


CONTINGENCIES
See Note 12 - Contingencies under Notes to Financial Statements for material issues existing at December 31, 1996.


DIVIDENDS
On October 11, 1996, the Board of Directors increased the quarterly common stock dividend to 63.5 cents per share from 62.5 cents, raising the indicated annualized common stock dividend to $2.54 per share. Common stock dividends paid in 1996 resulted in a pay out rate of 88% of the Company's earnings to common stockholders. Dividends paid to common stockholders in relation to net cash provided by operating activities for the same period were 42%.
     The Board of Directors does not set specific targets or payout parameters for dividend payments. In its annual review of dividend payments, however, the Board considers various issues including the Company's historic earnings and cash flow; projected earnings, cash flow and potential cash flow requirements; dividend increases at other utilities; return on investments with similar risk characteristics; and overall business considerations.


RATE MATTERS
See Note 3 - Regulatory Matters under Notes to Financial Statements for further information.


INDUSTRY RESTRUCTURING
Changes enacted and being considered at the federal and state levels continue to change the structure of the industry and utility regulation, as well as encourage increased competition. At the federal level, the Energy Policy Act of 1992 reduced various restrictions on the operation and ownership of independent power producers and gave the FERC the authority to order electric utilities to provide transmission access to third parties.
     On April 24, 1996, the FERC issued Order 888 and Order 889 which are intended to promote competition in the wholesale electric market. The FERC requires transmission-owning public utilities, such as the Company, to provide transmission access and service to others in a manner similar and comparable to that which the utility has by virtue of ownership. Order 888 requires that a single tariff be used by the utility in providing transmission service. Order 888 also provides for the recovery of stranded costs.
     Order 889 established the standards of conduct and information requirements that transmission owners must adhere to in doing business under the open access rule. Under Order 889, utilities must obtain transmission service for their own use in the same manner their customers will obtain service, thus mitigating market power through control of transmission facilities. In addition, under Order 889, utilities must separate their merchant function (buying and selling wholesale power) from their transmission and reliability functions.
     The Company believes that Order 888 and Order 889, which relate to its wholesale business, will not have a material adverse effect on its financial condition, results of operations or liquidity.
     In addition, certain states are considering proposals that would restructure the industry at the retail level. In Missouri, where 92% of the Company's retail electric revenues are derived, there has been no significant legislative action regarding industry restructuring to date, nor has retail wheeling been allowed in the state. However, the joint stipulation agreement submitted to the Missouri Public Service Commission in July 1996 as part of the Company's proposed merger with CIPSCO includes a provision that would require the Company to file a proposal for a 100-megawatt experimental retail wheeling pilot program in Missouri. (See Note 3 - Regulatory Matters under Notes to Financial Statements.)
     In Illinois, the state General Assembly formed the Joint Committee on Electric Utility Reform (Joint Committee) in May 1995 to study utility deregulation and issue a recom-

                                                           UE 1996 ANNUAL REPORT


mendation. The Joint Committee did not issue a final recommendation during 1996. However, in November 1996, the Illinois Coalition for Responsible Electricity Choice (Coalition ) proposed legislation to restructure the Illinois electric industry. The Coalition is comprised of most of the state's investor-owned utilities, including the Company, and various business and consumer groups. The proposed legislation provides for an electric rate freeze through 1999; an annual 1.5% residential electric rate reduction from 2000 to 2004; retail choice for customers (large utility users would have this option in 2000, with all other customers being phased in through 2005); recovery of transition costs; and retail wheeling pilot programs. Other forms of legislation have been proposed as well.
     The Company is unable to predict the timing or ultimate outcome of the various industry restructuring initiatives being considered. The potential negative financial consequences of industry restructuring include the impairment and writedown of certain assets, including regulatory assets, lower revenues, reduced profit margins and increased costs of capital. At this time, the Company is unable to predict the impact of potential industry restructuring matters on the Company's future financial condition, results of operations or liquidity.


OUR STRATEGY
The Company's management and Board of Directors recognize the increasing probability of more competition in the future, and although the Company cannot accurately predict the timing or nature of this competition, the Company operates its business assuming this competition will occur. Union Electric's basic business strategy is 1) to improve the Company's competitive position by continually enhancing customer service; 2) to maintain competitive electric rates; 3) to reduce costs to the lowest levels possible without compromising customer service, employee safety, environmental stewardship, fair returns to stockholders or fair rewards to employees; and 4) to continue to expand our core business.


ACCOUNTING MATTERS
In October 1996 the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities" (SOP 96-1). This statement establishes standards for the recognition, measurement, display and disclosure of environmental remediation liabilities. SOP 96-1 is effective January 1, 1997, and is not expected to have a material effect on the Company's financial position or results of operations upon adoption.


EFFECTS OF INFLATION AND CHANGING PRICES
The current replacement cost of the Company's utility plant substantially exceeds its recorded historical cost. Under existing regulatory practice, only the historical cost of plant is recoverable from customers. As a result, cash flows designed to provide recovery of historical plant costs through depreciation may not be adequate to replace plant in future years. However, past practice indicates Union Electric will be allowed to earn on and to recover the increased cost of replacing facilities when this occurs. The impact on common stockholders is mitigated to the extent depreciable property is financed with debt that is repaid with dollars of less purchasing power.


SAFE HARBOR STATEMENT

Statements made in this annual report to stockholders which are not based on historical facts are forward-looking and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. These statements include (without limitation) statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions and financial performance. In connection with the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement to identify important factors that could cause actual results to differ materially from those anticipated. Factors include, but are not limited to, the effects of: regulatory actions; changes in laws and other governmental actions; competition; business and economic conditions; weather conditions; fuel prices and availability; generation plant performance; monetary and fiscal policies; and legal and administrative proceedings.

STATEMENT OF INCOME

(Thousands of Dollars Except Shares and Per Share Amounts)
-----------------------------------------------------------------------------------------------
Year Ended December 31,                                   1996             1995           1994
-----------------------------------------------------------------------------------------------
OPERATING REVENUES:
  Electric                                          $2,160,815       $2,154,109     $2,137,355
  Gas                                                   99,064           87,814         86,109
  Steam                                                    485              441            474
----------------------------------------------------------------------------------------------
  TOTAL OPERATING REVENUES                           2,260,364         2,242,364     2,223,938

OPERATING EXPENSES:
----------------------------------------------------------------------------------------------
  Operations:
    Fuel and purchased power                           512,831           504,815       497,384
    Other                                              443,654           419,121       435,666
----------------------------------------------------------------------------------------------
                                                       956,485           923,936       933,050
  Maintenance                                          223,632           221,609       197,760
  Depreciation and nuclear decommissioning             241,298           233,237       226,045
  Income taxes                                         197,369           209,541       206,421
  Other taxes                                          213,266           212,145       210,476
----------------------------------------------------------------------------------------------
  TOTAL OPERATING EXPENSES                           1,832,050         1,800,468     1,773,752
----------------------------------------------------------------------------------------------

OPERATING INCOME                                       428,314           441,896       450,186
----------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
----------------------------------------------------------------------------------------------
    Allowance for equity funds used during
      construction                                       6,492             6,827         5,767
    Miscellaneous, net                                  (4,293)           (5,981)          403
----------------------------------------------------------------------------------------------
    TOTAL OTHER INCOME AND DEDUCTIONS, NET               2,199               846         6,170
----------------------------------------------------------------------------------------------

INCOME BEFORE INTEREST CHARGES                         430,513           442,742       456,356
----------------------------------------------------------------------------------------------

INTEREST CHARGES:
----------------------------------------------------------------------------------------------
    Interest                                           132,644           134,741      141,112
    Allowance for borrowed funds used
      during construction                               (7,007)           (6,106)      (5,513)
----------------------------------------------------------------------------------------------
    NET INTEREST CHARGES                               125,637           128,635      135,599
----------------------------------------------------------------------------------------------

NET INCOME                                             304,876           314,107      320,757
----------------------------------------------------------------------------------------------

PREFERRED STOCK DIVIDENDS                               13,249            13,250       13,252
----------------------------------------------------------------------------------------------

EARNINGS ON COMMON STOCK                            $  291,627        $  300,857   $  307,505
----------------------------------------------------------------------------------------------

EARNINGS PER SHARE OF COMMON STOCK
(based on average shares outstanding)               $     2.86        $     2.95   $     3.01
----------------------------------------------------------------------------------------------

DIVIDENDS PER SHARE OF COMMON STOCK                 $     2.51        $    2.455   $    2.395
----------------------------------------------------------------------------------------------

AVERAGE COMMON SHARES OUTSTANDING                  102,123,834       102,123,834  102,123,834
=============================================================================================

See Notes to Financial Statements on pages 29 through 36.

                                                           UE 1996 ANNUAL REPORT

STATEMENT OF CASH FLOWS

(Thousands of Dollars)
--------------------------------------------------------------------------------
Year Ended December 31,                          1996        1995       1994
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING:
--------------------------------------------------------------------------------
 Net income                                      $304,876  $ 314,107   $320,757
 Adjustments to reconcile net income to
  net cash provided by operating activities:
   Depreciation and amortization                  231,743    223,705    216,731
   Amortization of nuclear fuel                    37,792     35,140     44,267
   Allowance for funds used during construction   (13,499)   (12,933)   (11,280)
   Postretirement benefit accrual                      --     11,923     24,680
   Deferred income taxes, net                       4,948     (5,628)   (18,430)
   Deferred investment tax credits, net            (6,182)    (6,181)    (6,182)
   Changes in assets and liabilities:
    Receivables, net                              (11,028)   (41,405)    23,020
    Materials and supplies                        (18,866)    11,914    (10,643)
    Accounts and wages payable                      4,732    108,997    (94,180)
    Taxes accrued                                   3,832     (5,722)    10,710
    Interest accrued and dividends declared        (1,379)    (9,654)    14,657
    Other, net                                     67,723     15,249     29,966
--------------------------------------------------------------------------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES       604,692    639,512    544,073
--------------------------------------------------------------------------------

 CASH FLOWS FROM INVESTING:
--------------------------------------------------------------------------------
  Construction expenditures                      (325,110)  (311,253)  (314,050)
  Allowance for funds used during construction     13,499     12,933     11,280
  Nuclear fuel expenditures                       (51,176)   (42,444)   (30,458)
--------------------------------------------------------------------------------
  NET CASH USED IN INVESTING ACTIVITIES          (362,787)  (340,764)  (333,228)
--------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING:
--------------------------------------------------------------------------------
    Dividends on preferred and common stock      (269,272)  (263,964)  (257,838)
    Environmental bond funds                           --      4,443     12,583
    Redemptions -
     Nuclear fuel lease                           (34,819)   (70,420)   (32,137)
     Short-term debt                               (8,300)        --    (59,600)
     Long-term debt                               (35,000)   (38,000)   (25,000)
     Preferred stock                                  (26)       (26)       (26)
    Issuances -
     Nuclear fuel lease                            43,884     49,134     51,386
     Short-term debt                                   --     19,600         --
     Long-term debt                                65,500         --    100,000
--------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES            (238,033)  (299,233)  (210,632)
--------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS             3,872       (485)       213
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR      1,025      1,510      1,297
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR         $  4,897   $  1,025   $  1,510
--------------------------------------------------------------------------------
Cash and cash equivalents include cash on hand and temporary investments purchased with a maturity of three months or less.
--------------------------------------------------------------------------------
Cash paid during the periods:
 Interest (net of amount capitalized)            $120,745   $131,635  $ 108,319
 Income taxes                                    $193,043   $226,458  $ 217,417
--------------------------------------------------------------------------------

See Notes to Financial Statements on pages 29 through 36.

BALANCE SHEET

ASSETS

(Thousands of Dollars)
--------------------------------------------------------------------------------
December 31,                                                  1996          1995
--------------------------------------------------------------------------------
PROPERTY AND PLANT, AT ORIGINAL COST:
--------------------------------------------------------------------------------
 Electric                                               $8,630,628    $8,319,632
 Gas                                                       185,867       174,231
 Other                                                      35,965        35,033
--------------------------------------------------------------------------------
                                                         8,852,460     8,528,896
 Less accumulated depreciation and amortization          3,656,890     3,465,699
--------------------------------------------------------------------------------
                                                         5,195,570     5,063,197
 Construction work in progress:
  Nuclear fuel in process                                   96,147        85,916
  Other                                                     90,953       125,934
--------------------------------------------------------------------------------
  TOTAL PROPERTY AND PLANT, NET                          5,382,670     5,275,047

REGULATORY ASSETS:
--------------------------------------------------------------------------------
 Deferred income taxes                                     692,171       732,580
 Other                                                     178,760       193,593
--------------------------------------------------------------------------------
  TOTAL REGULATORY ASSETS                                  870,931       926,173

DEFERRED CHARGES AND OTHER ASSETS:
--------------------------------------------------------------------------------
 Nuclear decommissioning trust fund                         96,601        73,838
 Unamortized debt expense                                   10,591        11,293
 Other                                                      27,377        20,101
--------------------------------------------------------------------------------
  TOTAL DEFERRED CHARGES AND OTHER ASSETS                  134,569       105,232

CURRENT ASSETS:
--------------------------------------------------------------------------------
 Cash                                                        4,897         1,025
 Accounts receivable - trade (less allowance for doubtful
  accounts of $5,195 and $6,925, at respective dates)      192,868       191,520
 Unbilled revenue                                           76,190        82,098
 Other accounts and notes receivable                        37,190        21,602
 Materials and supplies, at average cost -
  Fossil fuel                                               63,651        46,381
  Construction and maintenance                              94,517        92,921
 Other                                                      13,326        12,470
--------------------------------------------------------------------------------
 TOTAL CURRENT ASSETS                                      482,639       448,017
--------------------------------------------------------------------------------



TOTAL ASSETS                                            $6,870,809    $6,754,469
--------------------------------------------------------------------------------

See Notes to Financial Statements on pages 29 through 36.

                                                           UE 1996 ANNUAL REPORT

BALANCE SHEET

CAPITAL AND LIABILITIES

--------------------------------------------------------------------------------
(Thousands of Dollars)
--------------------------------------------------------------------------------
December 31,                                             1996               1995
--------------------------------------------------------------------------------
CAPITALIZATION:
--------------------------------------------------------------------------------
   Common stock, $5 par value, authorized 150,000,000
    shares - outstanding 102,123,834 shares (excluding
    42,990 shares at par value in treasury)              $510,619       $510,619
   Other paid-in capital, principally premium on
    common stock                                          717,669        717,669
   Retained earnings (see accompanying statement)       1,126,513      1,090,909
--------------------------------------------------------------------------------
   Total common stockholders' equity                    2,354,801      2,319,197

   Preference stock, $1 par value, authorized 7,500,000
    shares - none outstanding
--------------------------------------------------------------------------------
   Preferred stock not subject to mandatory redemption
    (see accompanying statement)                          218,497        218,497
   Preferred stock subject to mandatory redemption
    (see accompanying statement)                              624            650
--------------------------------------------------------------------------------

   Long-term debt                                       1,808,253      1,773,192
   Unamortized discount and premium on debt                (9,582)        (9,579)
--------------------------------------------------------------------------------
   Total long-term debt (see accompanying statement)     1,798,671     1,763,613
--------------------------------------------------------------------------------
   TOTAL CAPITALIZATION                                  4,372,593     4,301,957

ACCUMULATED DEFERRED INCOME TAXES                        1,318,404     1,357,689
--------------------------------------------------------------------------------

ACCUMULATED DEFERRED INVESTMENT TAX CREDITS                160,342       166,524
--------------------------------------------------------------------------------

REGULATORY LIABILITY                                       203,822       216,502
--------------------------------------------------------------------------------

ACCUMULATED PROVISION FOR NUCLEAR DECOMMISSIONING           98,274        75,511
--------------------------------------------------------------------------------

OTHER DEFERRED CREDITS AND LIABILITIES                     156,913       150,600
--------------------------------------------------------------------------------

CONSTRUCTION, COMMITMENTS AND CONTINGENCIES
(Notes 11, 12 and 13)
--------------------------------------------------------------------------------

CURRENT LIABILITIES:
--------------------------------------------------------------------------------
   Current maturity of long-term debt                       73,966        69,462
   Accounts payable                                        170,383       169,012
   Wages payable                                            39,966        36,605
   Bank loans                                               11,300        19,600
   Accumulated deferred income taxes                        43,933        27,429
   Income taxes accrued                                     35,505        29,986
   Other taxes accrued                                      16,040        17,727
   Interest accrued                                         45,173        46,244
   Dividends declared                                        3,004         3,312
   Other                                                   121,191        66,309
--------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                               560,461       485,686
--------------------------------------------------------------------------------

TOTAL CAPITAL AND LIABILITIES                           $6,870,809    $6,754,469
--------------------------------------------------------------------------------

See Notes to Financial Statements on pages 29 through 36.

LONG-TERM DEBT


(Thousands of Dollars)
---------------------------------------------------------------------------------------
December 31,                                                1996               1995
---------------------------------------------------------------------------------------
FIRST MORTGAGE BONDS - Note (a)
  5 1/2%  Series due 1997                                  $      --         $   40,000
  5 5/8%  Series due 1997                                         --              5,000
  6 3/4%  Series due 1999                                    100,000            100,000
  8.33%   Series due 2002                                     75,000             75,000
  7.65%   Series due 2003                                    100,000            100,000
  6 7/8%  Series due 2004                                    188,000            188,000
  7 3/8%  Series due 2004                                     85,000             85,000
  6 3/4%  Series due 2008                                    148,000            148,000
  7.40%   Series due 2020 - note (b)                          60,000             60,000
  8 3/4%  Series due 2021                                    125,000            125,000
  8%      Series due 2022                                     85,000             85,000
  8 1/4%  Series due 2022                                    104,000            104,000
  7.15%   Series due 2023                                     75,000             75,000
  7%      Series due 2024                                    100,000            100,000
  5.45%   Series due 2028 - note (b)                          44,000             44,000

---------------------------------------------------------------------------------------
MISSOURI ENVIRONMENTAL IMPROVEMENT
---------------------------------------------------------------------------------------
Revenue bonds 1984  Series A due 2014 - note (c)              80,000             80,000
              1984  Series B due 2014 - note (c)              80,000             80,000
              1985  Series A due 2015 - note (d)              70,000             70,000
              1985  Series B due 2015 - note (d)              56,500             56,500
              1991  Series due 2020 - note (d)                42,585             42,585
              1992  Series due 2022 - note (d)                47,500             47,500
---------------------------------------------------------------------------------------
SUBORDINATED DEFERRABLE INTEREST DEBENTURES
---------------------------------------------------------------------------------------
 7.69% Series A due 2036 - note (e)                           65,500                 --
---------------------------------------------------------------------------------------
UNSECURED LOANS - Notes (f) (g)                                   --                 --
---------------------------------------------------------------------------------------
NUCLEAR FUEL LEASE - Note (h)                                 77,168             62,607
---------------------------------------------------------------------------------------
LONG-TERM DEBT                                             1,808,253          1,773,192
---------------------------------------------------------------------------------------
UNAMORTIZED DISCOUNT AND PREMIUM ON DEBT                      (9,582)            (9,579)
---------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                      $1,798,671         $1,763,613
---------------------------------------------------------------------------------------


(a) At December 31, 1996, substantially all of the property and plant was mortgaged under, and subject to liens of, the respective indentures pursuant to which the bonds were issued.

(b)  Environmental Improvement Series.

(c) On June 1 of each year, the interest rate is established for the following year, or alternatively at the option of the Company, may be fixed until maturity. A per annum rate of 3.65% is effective for the year ending May 31, 1997. Thereafter, the interest rates will depend on market conditions and the selection of an annual versus remaining life rate by the Company. The average interest rate for the year ended December 31, 1996, was 3.80%.

(d) Interest rates, and the periods during which such rates apply, vary depending on the Company's selection of certain defined rate modes. The average interest rates for the year 1996, for 1985 Series A, 1985 Series B, 1991 Series and 1992 Series bonds were 3.45%, 3.52%, 3.68%, and 3.67%, respectively.

(e) During the term of the debentures, the Company may, under certain circumstances, defer the payment of interest for up to five years.

(f) A bank credit agreement due 1999 permits the Company to borrow up to $200 million. Interest rates will vary depending on market conditions and the Company's selection of various options under the agreement. At December 31, 1996, no such borrowings were outstanding.

(g) A bank credit agreement due 1999 permits the Company to borrow or to support commercial paper borrowings up to $300 million. Interest rates will vary depending on market conditions. At December 31, 1996, no such borrowings were outstanding.

(h)  At December 31, 1996, and 1995, $29 million and $34 million, respectively, were included under current maturity of long-term debt.
--------------------------------------------------------------------------------
See  Notes to Financial Statements on pages 29 through 36.

                                                           UE 1996 ANNUAL REPORT
PREFERRED STOCK

(Thousands of Dollars)
-----------------------------------------------------------------------------------------------
December 31,                                                                   1996        1995
-----------------------------------------------------------------------------------------------

PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION:
-----------------------------------------------------------------------------------------------
  Preferred stock outstanding without par value
    (entitled to cumulative dividends) - note (a)

                                      Redemption Price
                                       (per share)
  Stated value of $100 per share -
  $7.64  Series - 330,000 shares                     $103.82 - note (b)   $  33,000   $  33,000
  $7.44  Series - 330,001 shares                      101.00 - note (c)      33,000      33,000
  $6.40  Series - 300,000 shares                      101.50 - note (c)      30,000      30,000
  $5.50  Series A - 14,000 shares                     110.00                  1,400       1,400
  $5.50  Series B - 3,000 shares                      103.50 - note (c)         300         300
  $4.75  Series - 20,000 shares                       102.176                 2,000       2,000
  $4.56  Series - 200,000 shares                      102.47                 20,000      20,000
  $4.50  Series - 213,595 shares                      110.00 - note (d)      21,359      21,359
  $4.30  Series - 40,000 shares                       105.00                  4,000       4,000
  $4.00  Series - 150,000 shares                      105.625                15,000      15,000
  $3.70  Series - 40,000 shares                       104.75                  4,000       4,000
  $3.50  Series - 130,000 shares                      110.00                 13,000      13,000

  Stated value of $25.00 per share -
  $1.735  Series -  1,657,500 shares                   25.00 - note (e)      41,438      41,438
-----------------------------------------------------------------------------------------------

 TOTAL PREFERRED STOCK NOT SUBJECT
 TO MANDATORY REDEMPTION                                                  $ 218,497   $ 218,497
-----------------------------------------------------------------------------------------------

 PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION:
-----------------------------------------------------------------------------------------------
  Preferred stock outstanding without par value
   (entitled to cumulative dividends) - note (a)

  Stated value of $100 per share -
  $6.30  Series  -  6,240 and 6,500
    shares at respective dates, due 2020             $100.00 - note(c)    $     624   $     650
-----------------------------------------------------------------------------------------------

 TOTAL PREFERRED STOCK SUBJECT
 TO MANDATORY REDEMPTION                                                  $     624   $     650
-----------------------------------------------------------------------------------------------
(a) Authorized Union Electric Company total preferred stock - 25,000,000 shares.
(b) Beginning February 15, 2003, eventually declining to $100 per share.
(c) The Company redeemed this series on January 21, 1997.
(d) In the event of voluntary liquidation, $105.50.
(e) On or after August 1, 1998.
-----------------------------------------------------------------------------------------------

See Notes to Financial Statements on pages 29 through 36.

STATEMENT OF RETAINED EARNINGS


(Thousands of Dollars)
--------------------------------------------------------------------------------
Year Ended December 31,                   1996         1995          1994
--------------------------------------------------------------------------------
Balance at Beginning of Period        $1,090,909   $1,040,766    $  977,880
--------------------------------------------------------------------------------
 Add:
 Net income                              304,876      314,107       320,757
--------------------------------------------------------------------------------
                                       1,395,785    1,354,873     1,298,637
--------------------------------------------------------------------------------
 Deduct:
 Preferred stock dividends*               12,941       13,250        13,252
 Common stock cash dividends -
   $2.51, $2.455 and $2.395              256,331      250,714       244,586
   per share, respectively
 Capital stock expense                        --           --            33
--------------------------------------------------------------------------------
                                         269,272      263,964        257,871
--------------------------------------------------------------------------------
BALANCE AT CLOSE OF PERIOD            $1,126,513   $1,090,909     $1,040,766
--------------------------------------------------------------------------------

(Under mortgage indentures as amended, $34,435,000 of total retained earnings was restricted against payment of common dividends -- except those payable in common stock, leaving $1,092,078,000 of free and unrestricted retained earnings at December 31, 1996.)

*Preferred stock dividends include dividends declared, applicable to subsequent periods.



SELECTED QUARTERLY INFORMATION (UNAUDITED)


(Thousands of Dollars Except Per Share Amounts)

--------------------------------------------------------------------------------
                     Operating  Operating       Net  Earnings on    Earnings Per
                     Revenues     Income     Income  Common Stock  Share of Stock
QUARTER ENDED:                                                       Outstanding
--------------------------------------------------------------------------------
 March 31, 1996      $495,570    $ 69,754  $ 40,140  $ 36,828          $0.36
 March 31, 1995       475,053      67,306    38,224    34,911           0.34
 June 30, 1996        545,444      95,646    63,947    60,634           0.59
 June 30, 1995        547,800     107,160    76,035    72,722           0.71
 September 30, 1996   743,666     213,974   184,966   181,655           1.78
 September 30, 1995   756,565     213,523   172,607   169,295           1.66
 December 31, 1996    475,684      48,940    15,823    12,510           0.13
 December 31, 1995    462,946      53,907    27,241    23,929           0.24
--------------------------------------------------------------------------------


The first and second quarters of 1996 included credits to Missouri electric customers which reduced net income and earnings on common stock approximately $13.5 million and $32 million, or 8c. per share and 18c. per share, respectively. In addition, a 1.8% 1995 rate decrease for Missouri electric customers reduced net income and earnings on common stock for the first, second and third quarters of 1996 by $4.2 million, $5.2 million and $2.5 million, or 4c. per share, 5c. per share and 3c. per share, respectively. Fourth quarter 1996 included Callaway plant refueling expenses which decreased net income and earnings on common stock approximately $18 million, or 18c. per share. Second quarter 1995 included Callaway plant refueling expenses which decreased net income and earnings on common stock approximately $20 million, or 20c. per share. Third quarter 1995 reflected a one-time credit to Missouri electric customers which reduced net income and earnings on common stock approximately $18 million, or 18c. per share. In addition, the 1995 rate decrease reduced net income and earnings on common stock $4 million, or 4c. per share, in both the third and fourth quarters of 1995. Also, merger-related expenses of $9 million, which were classified in other income and deductions, reduced net income and earnings on common stock approximately 9c. per share in the third quarter of 1995. Other changes in quarterly earnings are due to the effect of weather on sales and other factors that are characteristic of public utility operations.
--------------------------------------------------------------------------------
See Notes to Financial Statements on pages 29 through 36.

                                                           UE 1996 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES
The Company is regulated by the Missouri Public Service Commission (MoPSC), Illinois Commerce Commission (ICC), and the Federal Energy Regulatory Commission (FERC). The accounting policies of the Company are in accordance with the ratemaking practices of the regulatory authorities having jurisdiction and, as such, conform to generally accepted accounting principles, as applied to regulated public utilities. Following is a description of the Company's significant accounting policies:

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

DEPRECIATION
Depreciation is provided over the estimated lives of the various classes of depreciable property by applying composite rates on a straight-line basis. The provision for depreciation in 1996, 1995 and 1994 was approximately 3% of the average depreciable cost.

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

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
Allowance for funds used during construction (AFC) is a utility industry accounting practice whereby the cost of borrowed funds and the cost of equity funds (preferred and common stockholders' equity) applicable to the Company's construction program are capitalized as a cost of construction. This accounting practice offsets the effect on earnings of the cost of financing current construction, and treats such financing costs in the same manner as construction charges for labor and materials.
     Under accepted rate-making practice, cash recovery of AFC, as well as other construction costs, occurs when completed projects are placed in service and reflected in customer rates.
     AFC rates are determined by the Company consistent with the methodology prescribed by the FERC. Average annual AFC rates were 9.0% in 1996, 9.3% in 1995 and 8.9% in 1994.

UNAMORTIZED DEBT DISCOUNT, PREMIUM AND EXPENSE
Discount, premium and expense associated with long-term debt are amortized over the lives of the related issues.

REVENUE
The Company accrues on its books estimated, but unbilled, revenue.
     Operating Revenues include excise taxes of $99.3 million, $99.2 million and $97.9 million for the years 1996, 1995 and 1994, respectively.

STOCK COMPENSATION PLANS
The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (ABP 25) in accounting for its plans.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Such estimates and assumptions may affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

RECLASSIFICATIONS
Certain reclassifications have been made to prior-year financial statements to conform with 1996 reporting (see Note 3 - Regulatory Matters).

NOTE 2 - MERGER AGREEMENT
On August 11, 1995, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with CIPSCO Incorporated (CIPSCO) and Ameren Corporation (Ameren), a newly formed entity, 50% owned by the Company and 50% owned by CIPSCO, pursuant to which, among other things, the Company and CIPSCO will be merged with Ameren (the Merger). Subsequent to the Merger, the Company and Central Illinois Public Service Company (CIPS) and CIPSCO Investment Company (wholly owned subsidiaries of CIPSCO), will continue as wholly owned operating subsidiaries of

NOTES TO FINANCIAL STATEMENTS

Ameren. As a result of the Merger, each outstanding share of the Company's common stock will be converted into the right to receive one share of Ameren Common Stock; each outstanding share of the Company's preferred stock will remain outstanding and unchanged; and each outstanding share of CIPSCO's common stock will be converted into the right to receive 1.03 shares of Ameren Common Stock (or cash in lieu of fractional shares). The Merger is expected to be tax-free for income tax purposes and will be accounted for under the "pooling of interests" method of accounting.
     With their execution and delivery of the Merger Agreement, the Company and CIPSCO entered into stock option agreements, pursuant to one of which the Company granted CIPSCO the right, upon the terms and subject to the conditions set forth therein, to purchase up to 6,983,233 shares of the Company's common stock at a price of $35.94 per share. Pursuant to the other agreements, CIPSCO granted the Company the right, upon the terms and subject to the conditions set forth therein, to purchase up to 6,779,838 shares of CIPSCO common stock at a price of $37.02 per share. These options will expire upon consummation of the Merger.
     After the Merger, Ameren will become a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended. In December 1995, the Merger was approved by the shareholders of Union Electric and CIPSCO. However, the Merger is still conditioned upon, among other things, receipt of certain regulatory and governmental approvals (See Note 3 - Regulatory Matters).
     The following unaudited pro forma financial information reflects the effects of combining Union Electric and CIPSCO into Ameren under the pooling of interests method of accounting.
     Year ended December 31 (in thousands except per share amounts):


-----------------------------------------------------------------------------
(Unaudited)                          1996       1995        1994
-----------------------------------------------------------------------------
Total revenues                   $3,333,505    $3,240,923    $3,269,471
Net income                       $  371,684    $  372,872    $  391,459
Earnings per share               $     2.71    $     2.72    $     2.85
-----------------------------------------------------------------------------

     The pro forma financial information consolidates the financial results of Electric Energy Inc. (EEI), which will be 60% owned by Ameren subsequent to the merger as a result of the current ownership interests in EEI by Union Electric and CIPS.


NOTE 3 - REGULATORY MATTERS

On July 21, 1995, the MoPSC approved an agreement involving the Company's Missouri electric rates. The agreement decreased rates 1.8% for all classes of Missouri retail electric customers, effective August 1, 1995, reducing annual revenues by about $30 million and reducing annual earnings by approximately 18 cents per share. In addition, a one-time $30 million credit to retail Missouri electric customers reduced 1995 earnings approximately 18 cents per share. Also included is a three-year experimental alternative regulation plan that provides that earnings in any future years in excess of a 12.61% regulatory return on equity (ROE) will be shared equally between customers and stockholders, and earnings above a 14% ROE will be credited to customers. The formula for computing the credit uses twelve-month results ending June 30, rather than calendar year earnings. The agreement also provides that no party shall file for a general increase or decrease in the Company's Missouri retail electric rates prior to July 1, 1998, except that the Company may file for an increase if certain adverse events occur. During 1996, the Company recorded a $47 million credit for the first year of the plan, which reduced earnings by $28 million, or 27 cents per share. This credit was reflected as a reduction in electric revenues. At this time, the Company is unable to determine whether it will be required to make any future credits to its customers under the agreement.
     In 1995, the Company filed an application with the MoPSC for approval of the Merger. On July 12, 1996, a joint agreement was filed with the MoPSC that recommends approval of the merger between the Company and CIPSCO. The Company, the Missouri Public Service Commission staff, the Office of the Public Counsel, several customer groups and others signed the agreement. Agreement provisions include a new three-year experimental alternative regulation plan that would run from July 1, 1998, through June 30, 2001. Like the current plan, the new plan provides that earnings over a 12.61% ROE up to a 14% ROE would be shared equally between customers and shareholders. The new three-year plan would also return to customers 90% of all earnings above a 14% ROE up to a 16% ROE. Earnings above a 16% ROE would be credited entirely to customers. Other agreement provisions include: recovery over a 10-year period of the Missouri portion of an estimated $71.5 million of merger-related expenses; a Missouri electric rate decrease, effective September 1, 1998, based on the weather-adjusted average annual credits to customers under the current experimental alternative regulation plan; and an experimental retail wheeling pilot program for 100 megawatts of electric power. Also, as part of the agreement, the Company would not seek to recover in Missouri the merger premium. The exclusion of the merger premium from rates would not result in a charge to earnings. On September 25, 1996, the MoPSC ordered that additional information be filed in November 1996 in connection with the merger proceeding.

     In 1995, the Company and CIPSCO filed joint applications for approval of the merger with the ICC and the FERC. In those applications, the Company and CIPSCO are requesting a sharing of merger savings, net of merger premium and merger expenses, between ratepayers and shareholders for the first 10 years subsequent to the Merger.

                                                           UE 1996 ANNUAL REPORT



     On November 7, 1996, a Hearing Examiner for the ICC issued a proposed order in connection with the Company and CIPSCO's merger proceedings. In the proposed order, the Hearing Examiner recommended that the merger between the Company and CIPSCO be approved. In addition, the Hearing Examiner recommended that a decision on the Company and CIPSCO's proposals for sharing net merger savings be made after the merger. The Company and CIPSCO would be required to file a rate case or alternative regulation plan within one year after closing of the merger whereby an appropriate sharing of net merger savings between stockholders and customers would be determined at that time. On January 27, 1997, the ICC ordered that additional information be filed in connection with the merger proceedings.
     On October 16, 1996, the FERC set the proposed merger for hearing. The FERC directed the presiding administrative law judge (ALJ) in the case to issue an initial decision no later than April 30, 1997.
     On December 18, 1996, the FERC issued Order 592 relating to the Commission's merger policy. The Company believes its proposed merger with CIPSCO meets the criteria set forth in Order 592, but the effect of this order on the timing of the ALJ's initial decision is uncertain.
     In October 1996 the Company and CIPSCO filed an application with the Securities and Exchange Commission for approval of the Merger pursuant to the Public Utility Holding Company Act of 1935.
     At this time, the Company expects to receive all required regulatory approvals and to complete the merger by the end of 1997.
     On April 24, 1996, the FERC issued Order 888 and Order 889 related to the industry's wholesale electric business. On July 9, 1996, the Company filed an open access tariff under Order 888. On September 25, 1996, the FERC set the open access tariff filing for hearing. The hearings are scheduled to begin May 1997.
     In October 1996 the Company resolved various financial reporting matters with the FERC. The resolution of these matters resulted in the reclassification of certain costs from electric plant and nuclear fuel in process to other regulatory assets, as well as the reclassification of interchange sales from purchased power expenses to electric revenues. These reclassifications were made to all prior-year financial statements to conform with 1996 reporting. These reclassifications did not have a material effect on the Company's financial position, results of operations or liquidity.
     In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company has deferred certain costs pursuant to actions of its regulators, and is recovering such costs in electric rates charged to customers.
     At December 31, the Company had recorded the following regulatory assets and regulatory liability (in thousands):


-------------------------------------------------------------------------------
                                                            1996         1995
-------------------------------------------------------------------------------
REGULATORY ASSETS:
    Income taxes                                         $692,171    $732,580
    Callaway costs                                        111,088     115,079
    Contract termination costs                             19,490      25,806
    DOE decommissioning assessment                         17,916      19,505
    Unamortized loss on reacquired debt                    30,266      33,203
-----------------------------------------------------------------------------
Total regulatory assets                                  $870,931    $926,173
-----------------------------------------------------------------------------
REGULATORY LIABILITY:
    Income taxes                                         $203,822    $216,502
-----------------------------------------------------------------------------


INCOME TAXES: SEE NOTE 8 - INCOME TAXES.
CALLAWAY COSTS: Represents Callaway nuclear plant operations and maintenance expenses, property taxes and carrying costs incurred between the plant in-service date and the date the plant was reflected in rates. These costs are being amortized over the remaining life of the plant (through 2024).
CONTRACT TERMINATION COSTS: Represents costs incurred for terminating a nuclear fuel purchase contract. These costs are being amortized over the remaining life of the terminated contract (through 2001).
DEPARTMENT OF ENERGY (DOE) DECOMMISSIONING ASSESSMENT: Represents fees assessed by the DOE to decommission its uranium enrichment facility. These costs are being amortized through 2007 as payments are made to the DOE. UNAMORTIZED LOSS ON REACQUIRED DEBT: Represents losses related to refunded debt. These amounts are being amortized over the lives of the related new debt issues or the remaining lives of the old debt issues if no new debt was issued.
     The Company continually assesses the recoverability of its regulatory assets. Under current accounting standards, regulatory assets are written off to earnings when it is no longer probable that such amounts will be recovered through future revenues.


NOTE 4 - DEBT RETIREMENT PROVISIONS
During the five years from December 31, 1996, the amounts of debt maturities totaling $174 million are: $74 million in 1997; and $100 million in 1999. Amounts for years subsequent to 1997 do not include nuclear fuel lease payments since the amounts of such payments are not currently determinable.


NOTE 5 - SHORT-TERM BORROWINGS
Short-term borrowings of the Company consist of bank loans (maturities generally on an overnight basis) and commercial paper (maturities generally within 10-45 days). At December 31, 1996, $11.3 million of bank loans were outstanding. The weighted average interest rates on borrowings outstanding at December 31, 1996 and 1995, were 7.1% and 6.1%, respectively.

NOTES TO FINANCIAL STATEMENTS

     At December 31, 1996, the Company had committed bank lines of credit aggregating $179 million (of which $168 million were unused) which make available interim financing at various rates of interest based on LIBOR, the bank certificate of deposit rate, or other options. These lines of credit are renewable annually at various dates throughout the year.

NOTE 6 - NUCLEAR FUEL LEASE
The Company has a lease agreement which provides for the financing of nuclear fuel. At December 31, 1996, the maximum amount that could be financed under the agreement was $120 million. Pursuant to the terms of the lease, the Company has assigned to the lessor certain contracts for purchase of nuclear fuel. The lessor obtains, through the issuance of commercial paper or from direct loans under a committed revolving credit agreement from commercial banks, the necessary funds to purchase the fuel and make interest payments when due.
     The Company is obligated to reimburse the lessor for all expenditures for nuclear fuel, interest and related costs. Obligations under this lease become due as the nuclear fuel is consumed at the Company's Callaway nuclear plant. The Company reimbursed the lessor $37.5 million during 1996, $34.1 million during 1995 and $34.5 million during 1994.
     The Company has capitalized the cost, including certain interest costs, of the leased nuclear fuel and has recorded the related lease obligation. During the years 1996, 1995 and 1994, the total interest charges under the lease were $5.8 million, $5.8 million and $5.2 million, respectively (based on average interest rates of 5.7%, 6.1% and 4.7%, respectively) of which $3.4 million, $2.5 million and $2.7 million, respectively, were capitalized.

NOTE 7 -  PREFERRED STOCK
The Company retired 260 shares, $6.30 Series preferred stock in each of the years 1996, 1995 and 1994.
     On January 21, 1997, the Company redeemed $63.9 million of preferred stock (see Statement of Preferred Stock for preferred stock series redeemed).

NOTE 8 - INCOME TAXES
Total income tax expense for 1996 resulted in an effective tax rate of 39% on earnings before income taxes (40% in 1995 and 39% in 1994).

     Principal reasons such rates differ from the statutory federal rate:

--------------------------------------------------------------------------------
                                      1996     1995       1994
--------------------------------------------------------------------------------
STATUTORY FEDERAL INCOME
  TAX RATE                            35%      35%        35%
Increases (Decreases) from:
  Depreciation differences             2        2          1
  State tax                            4        4          4
  Miscellaneous, net                  (2)      (1)        (1)

--------------------------------------------------------------------------------
EFFECTIVE INCOME TAX RATE             39%      40%        39%
================================================================================

Income tax expense components (in thousands):

--------------------------------------------------------------------------------
                                    1996       1995        1994
--------------------------------------------------------------------------------
TAXES CURRENTLY PAYABLE
  (PRINCIPALLY FEDERAL):
Included in operating
  expenses                       $199,391    $222,492    $232,811
Included in other income -
  Miscellaneous, net               (1,947)     (2,949)     (4,373)
--------------------------------------------------------------------------------
                                  197,444     219,543     228,438

DEFERRED TAXES
  (PRINCIPALLY FEDERAL):
Included in operating
  expenses -
  Depreciation differences          2,097       4,767      (1,485)
  Postretirement benefits              --      (9,022)     (9,928)
  Other                             2,063      (2,515)     (8,795)
Included in other income -
  Depreciation differences            693         752         816
  Other                                95         390         963
--------------------------------------------------------------------------------
                                    4,948      (5,628)    (18,429)
DEFERRED INVESTMENT TAX
  CREDITS, AMORTIZATION
Included in operating
  expenses                         (6,182)     (6,181)     (6,182)
--------------------------------------------------------------------------------
TOTAL INCOME TAX EXPENSE         $196,210    $207,734    $203,827
================================================================================

     The Company recognizes the income tax effects of temporary differences. Prior to 1993, in accordance with accepted ratemaking practice, deferred income taxes were not provided for certain temporary differences flowed through to customers and the equity component of AFC. In accordance with SFAS No. 109, "Accounting for Income Taxes," a regulatory asset, representing the probable recovery from customers of future income taxes which is expected to occur when temporary differences reverse, was recorded along with a corresponding deferred tax liability. Also, a regulatory liability, recognizing the lower expected revenue resulting from reduced income taxes associated with amortizing accumulated deferred investment tax credits, was recorded.

                                                           UE 1996 ANNUAL REPORT

     The Company adjusts its deferred tax liabilities for changes enacted in tax laws or rates. Recognizing that regulators will probably reduce future revenues for deferred tax liabilities initially recorded at rates in excess of the current statutory rate, reductions in the deferred tax liability were credited to the regulatory liability.
     Temporary differences gave rise to the following deferred tax assets and deferred tax liabilities at December 31 (in millions):

--------------------------------------------------------------------------------
                                              1996        1995
--------------------------------------------------------------------------------
Accumulated Deferred Income Taxes:
  Depreciation                              $  826      $  819
  Regulatory asset, net                        488         516
  Capitalized taxes and expenses               107         113
  Deferred benefit costs                       (48)        (52)
  Disallowed plant costs                       (11)        (11)
--------------------------------------------------------------------------------
Total net accumulated deferred
  income tax liabilities                    $1,362      $1,385
--------------------------------------------------------------------------------

NOTE 9 - RETIREMENT BENEFITS

The Company has non-contributory, defined-benefit retirement plans covering substantially all of its employees. Benefits are based on the employees' years of service and compensation. The Company's funding policy is to contribute annually at least the minimum amount required by government funding standards, but not more than can be deducted for federal income taxes. Plan assets consist principally of common stocks and fixed income securities.
     Pension costs for the years 1996, 1995 and 1994, were $28 million, $26 million and $31 million, respectively, of which 19% was charged to construction accounts in 1996 , 20% in 1995 and 18% in 1994.

     Funded status of the plans at December 31 (in millions):

--------------------------------------------------------------------------------
                                               1996       1995       1994
--------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE
  OF BENEFIT OBLIGATION:
  Vested benefit obligation                     $661      $679       $552
--------------------------------------------------------------------------------
  Accumulated benefit obligation                $752      $758       $622
--------------------------------------------------------------------------------
  Projected benefit obligation
    for service rendered to date                $919      $913       $779

  Less: Plan assets at fair value                924       847        706
--------------------------------------------------------------------------------
(Excess) Deficiency of plan assets versus
  projected benefit obligation                    (5)       66         73

Unrecognized net gain                             96        22         18

Prior service cost not yet
  recognized in net periodic
  pension cost                                   (76)      (82)       (89)

Unrecognized net assets
  at transition                                    8         9         10
--------------------------------------------------------------------------------
ACCRUED PENSION COST                            $ 23     $  15      $  12
================================================================================

     Components of pension costs (in millions):

--------------------------------------------------------------------------------
                                          1996   1995    1994
--------------------------------------------------------------------------------
Service cost - benefits earned
  during the period                      $  22  $  19   $ 21
Interest cost on projected
  benefit obligation                        65     66     60
Actual return on plan assets              (107)  (166)     8
Net amortization and deferral               48    107    (58)
--------------------------------------------------------------------------------
PENSION COST                             $  28  $  26   $ 31
================================================================================


     Assumptions for actuarial present value of projected benefit obligations:

--------------------------------------------------------------------------------
                                                  1996      1995     1994
--------------------------------------------------------------------------------
DISCOUNT RATE AT MEASUREMENT DATE                 7.5%     7.25%     8.5%
INCREASE IN FUTURE COMPENSATION                   4.5%     4.25%     5.5%
PLAN ASSETS LONG-TERM RATE OF RETURN              8.5%      8.5%     8.5%
--------------------------------------------------------------------------------

     In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they reach retirement age while working for the Company. The Company's funding policy is to contribute annually the net periodic cost. Plan assets consist principally of common stocks and fixed income securities.
     The Company accrues the expected postretirement benefit costs during employees' years of service. Postretirement benefit costs were $44 million for each of the years 1996 and 1995 and $46 million for 1994, of which approximately 19% was charged to construction accounts in each of the three years. The Company's transition obligation at December 31, 1996, is being amortized over the next 16 years.
     In August 1994, the MoPSC authorized the recovery of postre-tirement benefit costs in rates to the extent that such costs are funded. In December 1995, the Company established two external trust funds for retiree healthcare and life insurance benefits. For both 1995 and 1994, actual claims paid were approximately $15 million. In 1996, claims were paid out of the plan trust funds.

     Funded status of the plans at December 31 (in millions):

--------------------------------------------------------------------------------
                                                1996    1995      1994
--------------------------------------------------------------------------------
ACCUMULATED POSTRETIREMENT BENEFIT
  OBLIGATION:
  Active employees eligible for benefits       $  38    $  74    $  42
  Retired employees                              193      211      188
  Other active employees                          80       32       60
--------------------------------------------------------------------------------
  Total benefit obligation                       311      317      290
  Less: Plan assets at fair market value          47       14       --
--------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation in excess of plan assets            264      303      290
Unrecognized - transition obligation            (200)    (213)    (225)
             - gain/(loss)                        19       (7)       4
--------------------------------------------------------------------------------
POSTRETIREMENT BENEFIT LIABILITY               $  83    $  83    $  69
================================================================================

NOTES TO FINANCIAL STATEMENTS

     Components of net periodic postretirement benefit costs
(in millions):


-----------------------------------------------------------------------------

                                                        1996     1995    1994

-----------------------------------------------------------------------------
Service cost - benefits earned
  during the period                                     $12      $10      $11
Interest cost on projected
  benefit obligation                                     22       24       21
Actual return on plan assets                             (4)      --       --
Amortization - transition obligation                     12       12       13
  - unrecognized (gain)/loss                             (1)      (2)       1
Deferred gain                                             3       --       --
-----------------------------------------------------------------------------

Net periodic cost                                       $44      $44      $46
-----------------------------------------------------------------------------



     Assumptions for the obligation measurements:

--------------------------------------------------------------------------------

                                                             1996   1995   1994

--------------------------------------------------------------------------------
Discount rate at measurement date                            7.5%  7.25%   8.5%
Plan assets long-term rate of return                         8.5%   8.5%     --
Medical cost trend rate- initial                            8.25%  9.25%  11.0%
  - ultimate                                                5.25%  5.25%   6.0%
Ultimate medical cost trend rate
  expected in year                                           2000   2000   2000

-----------------------------------------------------------------------------

     A 1% increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation by approximately $3 million and $23 million, respectively.


NOTE 10 - STOCK OPTION PLANS

In April, 1995, the Company's shareholders approved a Long-Term
Incentive Plan (the Plan) for eligible employees, as determined by the Human Resources Committee of the Board. The Plan provides for the grant of options, performance awards, restricted stock, dividend equivalents and stock
appreciation rights.   Under the terms of the Plan, options may be granted at a
price not less than the fair market value of the shares at the date of grant. Granted options vest over a period of five years, beginning at the date of grant, and provide for acceleration of exercisability of the options upon the occurrence of certain events, including retirement. Outstanding options expire on various dates through 2006. Under the Plan, subject to adjustment as provided in the Plan, 2.5 million shares have been authorized to be issued or delivered. The Company expects to make open market purchases of its common stock to meet the requirements of the Plan.

     Summary of stock options:


-----------------------------------------------------------------------------
1995
-----------------------------------------------------------------------------
Options outstanding at beginning of the year                              --
Options granted during the year                                      142,500
Options exercised during the year                                         --
Options expired/cancelled during the year                                 --
-----------------------------------------------------------------------------
Options outstanding at end of the year                               142,500
-----------------------------------------------------------------------------
Options exercisable at end of the year                                 9,800
-----------------------------------------------------------------------------
Exercise price range of options granted                     $35 1/2 -$35 7/8
-----------------------------------------------------------------------------



-----------------------------------------------------------------------------
1996
-----------------------------------------------------------------------------
Options outstanding at beginning of the year                          142,500
Options granted during the year                                       165,590
Options exercised during the year                                          --
Options expired/cancelled during the year                                 700
-----------------------------------------------------------------------------
Options outstanding at end of the year                                307,390
-----------------------------------------------------------------------------
Options exercisable at end of the year                                 39,710
-----------------------------------------------------------------------------
Exercise price of options granted                                     $    43
-----------------------------------------------------------------------------


     In accordance with APB 25, no compensation cost has been recognized for the Company's stock compensation plans. In 1996, Union Electric adopted the disclosure-only method under SFAS 123, "Accounting for Stock-Based Compensation." If the fair value based accounting method under this statement had been used to account for stock-based compensation cost, the effects on 1996 and 1995 net income and earnings per share would have been immaterial.


NOTE 11 - COMMITMENTS

The Company is engaged in a construction program under which expenditures averaging approximately $267 million, including AFC, are anticipated during each of the next five years.
     The Company has commitments for the purchase of coal under long-term contracts. Coal contract commitments, including transportation costs, for 1997 through 2001 are estimated to total $789 million (excluding contract escalation provisions). Total coal purchases, including transportation costs, for 1996, 1995 and 1994 were $270 million, $293 million and $268 million, respectively. The Company also has existing contracts with pipeline and natural gas suppliers to provide natural gas for distribution and electric generation. Gas-related contracted cost commitments for 1997 through 2001 are estimated to total $99 million. Total delivered natural gas costs for 1996, 1995 and 1994 were $64 million, $60 million and $63 million, respectively. The Company's nuclear fuel commitments for 1997 through 2001, including uranium concentrates, conversion, enrichment and fabrication, are expected to total $126 million, and are expected to be financed under the nuclear fuel lease. Nuclear fuel expenditures for 1996, 1995 and 1994 were $51 million, $42 million and $30 million, respectively. In addition, the Company has long-term contracts with other utilities to purchase electric capacity. These commitments for 1997 through 2001 are estimated to total $201 million. During 1996, 1995 and 1994, electric capacity purchases were $44 million, $42 million and $38 million, respectively.

                                                           UE 1996 ANNUAL REPORT

NOTE 12 - CONTINGENCIES


The Company's insurance coverage for its Callaway Plant at December 31, 1996 (in millions):

TYPE AND SOURCE OF COVERAGE

--------------------------------------------------------------------------------

                                                          Maximum        Maximum
                                                          Coverages  Assessments
                                                                      for Single
                                                                       Incidents
--------------------------------------------------------------------------------
Public Liability:
  American Nuclear Insurers                                 $  200.0    $  --

  Pool Participation                                         8,720.3     79.3(a)
--------------------------------------------------------------------------------
                                                            $8,920.3(b) $79.3
--------------------------------------------------------------------------------
Nuclear Worker Liability:
  American Nuclear Insurers                                   $200.0(c) $ 3.1
--------------------------------------------------------------------------------
Property Damage:
  American Nuclear Insurers                                 $  500.0    $  --
  Nuclear Electric Insurance Ltd.                            2,250.0(d)  13.0
--------------------------------------------------------------------------------
                                                            $2,750.0    $13.0
--------------------------------------------------------------------------------
Replacement Power:
  Nuclear Electric Insurance Ltd.                           $419.1(e)   $ 3.3
--------------------------------------------------------------------------------

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


     Price-Anderson limits the liability for claims from an incident involving any licensed U.S. nuclear facility. The limit is based on the number of licensed reactors and is adjusted at least every five years based on the Consumer Price Index. Utilities owning a nuclear reactor cover this exposure through a combination of private insurance and mandatory participation in a financial protection pool as established by Price-Anderson.
     If losses from a nuclear incident at Callaway Plant exceed the limits of, or are not subject to, insurance, or if coverage is not available, the Company will self-insure the risk. Although the Company has no reason to anticipate a serious nuclear incident, if one did occur it could have a material but undeterminable adverse effect on the Company's financial position, results of operations or liquidity.
     Under the Clean Air Act Amendments of 1990, the Company is required to reduce total annual sulfur dioxide emissions significantly by the year 2000. Significant reductions in nitrogen oxide are also required. By switching to low-sulfur coal and early banking of emission credits, the Company anticipates that it can comply with the requirements of the law without significant revenue increases because the related capital costs, estimated at about $300 million, are largely offset by lower fuel costs. As of year-end 1996, about 84% of the Clean Air Act-related capital costs had been expended.
     As of December 31, 1996, the Company was designated a potentially responsible party (PRP) by federal and state environmental protection agencies at four hazardous waste sites. Other hazardous waste sites have been identified for which the Company may be responsible but has not been designated a PRP. The Company continually reviews the remediation costs that may be required for all of these sites. However, such costs are not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.
     Regulatory changes enacted and being considered at the federal and state levels continue to change the structure of the industry and utility regulation, as well as encourage increased competition. At this time, the Company is unable to predict the impact of these changes on the Company's future financial condition, results of operations or liquidity.
     The Company is involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business, some of which involve substantial amounts. The Company believes that the final disposition of these proceedings will not have a material adverse effect on its financial position, results of operations or liquidity.


NOTE 13 - CALLAWAY NUCLEAR PLANT

Under the Nuclear Waste Policy Act of 1982, the DOE is responsible for the permanent storage and disposal of spent nuclear fuel. DOE currently charges one mill per nuclear generated kilowatthour sold for future disposal of spent fuel. Electric rates charged to customers provide for recovery of such costs. DOE is not expected to have its permanent storage facility for spent fuel available until at least 2015. The Company has sufficient storage capacity at the Callaway Plant site until 2005 and has viable storage alternatives under consideration. Each alternative will likely require Nuclear Regulatory Commission approval and may require other regulatory approvals. The delayed availability of DOE's disposal facility is not expected to adversely affect the continued operation of Callaway Plant.
     Electric rates charged to customers provide for recovery of Callaway Plant decommissioning costs over the life of the plant, based on an assumed 40-year life, ending with expiration of the plant's operating license in 2024. The Callaway site is assumed to be decommissioned using the DECON (immediate dismantlement) method. Decommissioning costs, including decontamination, dismantling and site restoration, are estimated to be $420 million in current year dollars and are expected to escalate approximately 4% per year through the end of decommissioning activity in 2033. Decommissioning cost is charged to depreciation expense over Callaway's service life and

NOTES TO FINANCIAL STATEMENTS

amounted to $6.7 million in each of the years 1996, 1995 and 1994. Every three years, the MoPSC requires the Company to file updated cost studies for decommissioning Callaway, and electric rates may be adjusted at such times to reflect changed estimates. The latest study was performed in 1996. Costs collected from customers are deposited in an external trust fund to provide for Callaway's decommissioning. Fund earnings are expected to average 9.25% annually through the date of decommissioning. If the assumed return on trust assets is not earned, the Company believes it is probable that such earnings deficiency will be recovered in rates. Trust fund earnings, net of expenses, appear on the balance sheet as increases in nuclear decommissioning trust fund and in the accumulated provision for nuclear decommissioning.
     The staff of the Securities and Exchange Commission has questioned certain of the current accounting practices of the electric utility industry, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. In response to these questions, the Financial Accounting Standards Board has agreed to review the accounting for removal costs, including decommissioning. If current electric utility industry accounting practices for such decommissioning are changed, (1) the annual provisions for decommissioning could increase, and (2) trust fund income from the external decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense. The Company does not expect that changes in the accounting for nuclear decommissioning costs will have a material effect on its financial position, results of operations or liquidity.


NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

CASH AND TEMPORARY INVESTMENTS/SHORT-TERM BORROWINGS

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



Carrying amounts and estimated fair values of preferred stock and long-term debt at December 31 (in thousands):


-----------------------------------------------------------------------------
                              1996          1996        1995            1995
                          Carrying    Fair Value    Carrying      Fair Value
                            Amount                   Amount
-----------------------------------------------------------------------------
Preferred stock            $219,121   $  191,669    $  219,147    $  188,175
Long-term debt           $1,808,253   $1,846,948    $1,773,192    $1,876,424

-----------------------------------------------------------------------------

     The Company has investments in debt and equity securities that are held in trust funds for the purpose of funding the nuclear decommissioning of the Callaway nuclear plant (see Note 13 - Callaway Nuclear Plant). The Company has classified these investments in debt and equity securities as available for sale and has recorded all such investments at their fair market value at December 31, 1996 and 1995. In 1996, 1995 and 1994, the proceeds from the sale of investments were $19.6 million, $9.4 million and $22.2 million, respectively. Using the specific identification method to determine cost, the gross realized gains on those sales were approximately $1 million for 1996, 1995 and 1994. Net realized and unrealized gains and losses are reflected in accumulated provision for nuclear decommissioning on the Balance Sheet, which is consistent with the method used by the Company to account for the decommissioning costs recovered in rates.

     Costs and fair values of investments in debt and equity securities in the nuclear decommissioning trust fund at December 31 (in thousands):


-----------------------------------------------------------------------------

1996                                                         Gross Unrealized

-----------------------------------------------------------------------------

Security type                          Cost        Gain   (Loss)   Fair Value

-----------------------------------------------------------------------------
Debt securities                       $28,599     $ 1,888   $--     $30,487
Equity securities                      40,343      21,790    --      62,133
Cash equivalents                        3,981          --    --       3,981
-----------------------------------------------------------------------------

                                      $72,923     $23,678   $--     $96,601

-----------------------------------------------------------------------------


-----------------------------------------------------------------------------

1995                                                    Gross Unrealized

-----------------------------------------------------------------------------

Security type                        Cost    Gain   (Loss)   Fair Value

-----------------------------------------------------------------------------
Debt securities                    $22,138  $ 2,642     $--     $24,780
Equity securities                   37,936    9,170      --      47,106
Cash equivalents                     1,952       --      --       1,952
-----------------------------------------------------------------------------

                                   $62,026  $11,812     $--     $73,838

-----------------------------------------------------------------------------



The contractual maturities of investments in debt securities at December 31, 1996:


-----------------------------------------------------------------------------

                                                              Cost Fair Value
-----------------------------------------------------------------------------
1 year to 5 years                                             $ 2,295 $ 2,500
5 years to 10 years                                             2,843   2,979
Due after 10 years                                             23,461  25,008
-----------------------------------------------------------------------------
                                                              $28,599 $30,487
-----------------------------------------------------------------------------


This report and the financial statements contained herein are submitted for the information of the stockholders of the Company and are not intended to induce, or for use in connection with, any sale or purchase of any securities of the Company.

                                                           UE 1996 ANNUAL REPORT
OPERATING STATISTICS


--------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                        1996                1995                1994              1993              1992
--------------------------------------------------------------------------------------------------------------------------------
ELECTRIC OPERATING REVENUES (000):
--------------------------------------------------------------------------------------------------------------------------------
   Residential                          $   840,459         $   843,038         $   800,117        $  817,713      $   754,667
   Commercial                               732,797             725,438             705,505           684,446          676,761
   Industrial                               382,927             379,363             368,450           373,353          410,370
   Wholesale                                 67,663              64,847              61,985            59,160           57,226
   Interchange                              148,842             139,657             167,822           154,033           84,905
   Miscellaneous                             35,466              34,404              33,476            31,308           30,443
   Credit to customers                      (47,339)            (32,638)                 --                --               --
--------------------------------------------------------------------------------------------------------------------------------

TOTAL ELECTRIC OPERATING REVENUES       $ 2,160,815         $ 2,154,109         $ 2,137,355        $2,120,013      $ 2,014,372
--------------------------------------------------------------------------------------------------------------------------------

KILOWATTHOUR SALES (000,000):
--------------------------------------------------------------------------------------------------------------------------------
   Residential                               11,549              11,229              10,619            10,867            9,690
   Commercial                                12,111              11,757              11,393            10,989           10,553
   Industrial                                 8,685               8,486               8,203             8,003            9,030
   Wholesale                                  1,794               1,726               1,623             1,580            1,488
   Interchange                                7,000               6,534               7,713             7,404            4,840
   Miscellaneous                                137                 137                 137               139              145
--------------------------------------------------------------------------------------------------------------------------------
TOTAL KILOWATTHOUR SALES                     41,276              39,869              39,688            38,982           35,746
--------------------------------------------------------------------------------------------------------------------------------
ELECTRIC CUSTOMERS (End of year):
--------------------------------------------------------------------------------------------------------------------------------
   Residential                              998,200             991,791             985,609           976,390          972,153
   Commercial                               132,968             130,557             128,505           126,542          125,196
   Industrial                                 6,150               6,276               6,228             6,605            6,530
   Wholesale                                     16                  17                  17                17               19
   Miscellaneous                              1,588               1,628               1,628             1,630            1,599
--------------------------------------------------------------------------------------------------------------------------------

TOTAL ELECTRIC CUSTOMERS                  1,138,922           1,130,269           1,121,987         1,111,184        1,105,497
--------------------------------------------------------------------------------------------------------------------------------

RESIDENTIAL CUSTOMER DATA (Average):
   Kilowatthours used                        11,616              11,352              10,833            11,151            9,864
   Annual electric bill                     $845.32         $    852.27         $    816.25        $   839.11      $    768.20
   Revenue per kilowatthour                    7.28 cents          7.51 cents          7.54 cents        7.52 cents       7.79 cents
--------------------------------------------------------------------------------------------------------------------------------

GROSS INSTANTANEOUS
   PEAK DEMAND (Kilowatts)                8,085,000           7,965,000           7,430,000         7,540,000        7,135,000
--------------------------------------------------------------------------------------------------------------------------------

CAPABILITY AT TIME OF PEAK,
   INCLUDING NET PURCHASES (Kilowatts)    9,120,000           8,714,000           8,469,000         8,597,000        8,407,000
--------------------------------------------------------------------------------------------------------------------------------

GENERATING CAPABILITY AT
   TIME OF PEAK (Kilowatts)               8,244,000           8,184,000           8,057,000         7,963,000        7,868,000
--------------------------------------------------------------------------------------------------------------------------------

COAL BURNED (Tons)                       14,064,000          12,714,000          11,444,000         9,803,000       10,314,000
--------------------------------------------------------------------------------------------------------------------------------

PRICE PER TON OF COAL (Average)         $     20.59         $     22.59         $     24.49        $    31.66      $     31.96
--------------------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL INFORMATION

(Thousands of Dollars Except Shares and Per Share Amounts and Ratios)

                                                                   1996                    1995           1994          1993
------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS (Year Ended December 31):
------------------------------------------------------------------------------------------------------------------------------
 Operating revenues                                           $ 2,260,364              $ 2,242,364   $ 2,223,938   $ 2,220,037
 Operating expenses                                             1,832,050                1,800,468     1,773,752     1,808,740
 Operating income                                                 428,314                  441,896       450,186       411,297
 Callaway rate phase-in plans                                          --                       --            --            --
 Deferred costs disallowed                                             --                       --            --            --
 Loss on cancellation of
  Callaway Unit No. 2, net                                             --                       --            --            --
 Allowance for all funds used
  during construction                                              13,499                   12,933        11,280        11,544
 Gain on sales of electric property, net                               --                       --            --            --
 Miscellaneous, net                                                (4,293)                  (5,981)          403         3,919
 Interest                                                        (132,644)                (134,741)     (141,112)     (129,600)
 Net income                                                       304,876                  314,107       320,757       297,160
 Preferred stock dividends                                         13,249                   13,250        13,252        14,087
 Earnings on common stock                                         291,627                  300,857       307,505       283,073
 Average common shares outstanding                            102,123,834              102,123,834   102,123,834   102,123,834
------------------------------------------------------------------------------------------------------------------------------

ASSETS, OBLIGATIONS AND EQUITY CAPITAL (At December 31):
------------------------------------------------------------------------------------------------------------------------------
 Total assets                                                 $ 6,870,809              $ 6,754,469   $ 6,624,701   $ 6,595,570
 Long-term debt obligations                                     1,798,671                1,763,613     1,823,489     1,766,655
 Preferred stock subject to
  mandatory redemption                                                624                      650           676           702
 Preferred stock not subject to
  mandatory redemption                                            218,497                  218,497       218,497       218,497
 Common equity                                                  2,354,801                2,319,197     2,269,054     2,206,168
------------------------------------------------------------------------------------------------------------------------------

FINANCIAL INDICES (Year Ended December 31):
------------------------------------------------------------------------------------------------------------------------------
 Earnings per share of common stock
  (based on average shares outstanding)                       $      2.86              $      2.95   $      3.01   $      2.77
 Cash dividends per share of common stock                     $      2.51              $     2.455   $     2.395   $     2.335
 Return on average common stock equity                              12.59%                   13.23%        13.84%        13.01%
 Ratio of earnings to fixed charges (a)                              4.68                     4.78          4.68          4.66
 Book value per common share                                  $     23.06              $     22.71   $     22.22   $     21.60
------------------------------------------------------------------------------------------------------------------------------

CAPITALIZATION RATIOS (At December 31):
------------------------------------------------------------------------------------------------------------------------------
 Common equity                                                       53.9%                    53.9%         52.6%         52.6%
 Preferred stock not subject to
  mandatory redemption                                                5.0                      5.1           5.1           5.2
 Preferred stock subject to
  mandatory redemption                                                 --                       --            --            --
 Long-term debt                                                      41.1                     41.0          42.3          42.2
------------------------------------------------------------------------------------------------------------------------------
                                                                    100.0%                   100.0%        100.0%        100.0%
------------------------------------------------------------------------------------------------------------------------------


(a) Earnings used in computing the ratio of earnings to fixed charges consist of net income plus fixed charges (interest on debt, amortization of debt discount, premium and expense and a portion of rentals representative of the interest factor) and income taxes.

                                                           UE 1996 ANNUAL REPORT


---------------------------------------------------------------------------------------------------------------
   1992              1991             1990             1989              1988            1987            1986
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
$ 2,100,026      $ 2,179,510      $ 2,104,210      $ 2,066,722       $2,090,810      $1,976,454      $1,856,635
  1,688,009        1,696,697        1,646,670        1,600,254        1,606,656       1,488,000       1,337,025
    412,017          482,813          457,540          466,468          484,154         488,454         519,610
         60              107              237              227            2,408          92,791          59,861
         --               --               --               --               --        (23,169)              --

         --               --               --          (30,196)              --              --              --

      8,022            8,519           14,145           17,908           14,885          20,477          15,812
     18,099               --               --               --               --              --              --
       (131)          (2,718)           9,881            7,769          (10,648)        (15,714)          3,947
   (135,319)        (167,209)        (187,584)        (176,571)        (199,241)       (228,961)       (247,409)
    302,748          321,512          294,219          285,605          291,558         333,878         351,821
     14,058           14,059           14,693           19,134           30,425          36,522          49,245
    288,690          307,453          279,526          266,471          261,133         297,356         302,576
102,123,834      102,123,834      102,123,834      102,123,834      102,123,834     102,123,834     102,123,834
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
$ 5,797,363      $ 5,733,479      $ 5,702,341      $ 5,760,322       $5,827,246      $5,957,811      $5,895,211
  1,659,553        1,730,277        1,948,024        2,106,776        2,188,614       2,357,615       2,436,092

        728              754              780              806           60,832          64,608         165,384

    217,784          217,784          218,004          227,582          279,784         354,784         354,784
  2,164,020        2,106,155        2,021,299        1,954,481        1,895,360       1,837,156       1,743,189
---------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------
$      2.83      $      3.01      $      2.74      $      2.61            $2.56           $2.91           $2.96
$      2.26      $      2.18      $      2.10      $      2.02            $1.94           $1.92           $1.86
      13.70%           14.99%           14.16%           14.03%          14.08%          16.79%          18.16%
       4.66             4.21             3.57             3.63             3.35            3.30            2.79
$     21.19      $     20.62      $     19.79      $     19.14           $18.56          $17.99          $17.07
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
       53.5%            51.9%            48.3%            45.6%           42.8%           39.8%           37.1%

        5.4              5.4              5.2              5.3              6.3             7.7             7.6

         --               --               --               --              1.4             1.4             3.5
       41.1             42.7             46.5             49.1             49.5            51.1            51.8
---------------------------------------------------------------------------------------------------------------
      100.0%           100.0%           100.0%           100.0%          100.0%          100.0%          100.0%
---------------------------------------------------------------------------------------------------------------

INVESTOR INFORMATION

Annual Meeting

     The Annual Meeting of Stockholders will convene at 9 a.m. Tuesday, April 22, 1997, at Powell Symphony Hall, 718 North Grand Boulevard, St. Louis, Missouri.

Common Stock and Dividend Information

     The company's common stock is listed on the New York Stock Exchange (ticker symbol: UEP). Common stockholders of record totaled 110,083 at December 31, 1996. Union Electric has paid cash dividends on common stock for 91 consecutive years, since 1906.
     The following includes the high and low sales prices and the dividends paid per common share during the past two years:


1996                                 Price Range
--------------------------------------------------------------------------
Quarter Ended                         High     Low      Dividends Paid
--------------------------------------------------------------------------
March 31                             $44 1/8  $38 7/8        62 1/2 cents
June 30                               41 1/4   38 1/8        62 1/2
September 30                          40 5/8   36            62 1/2
December 31                           40 1/8   36 7/8        63 1/2
--------------------------------------------------------------------------



1995                                      Price Range
--------------------------------------------------------------------------
Quarter Ended                           High     Low      Dividends Paid
--------------------------------------------------------------------------
March 31                              $38 1/4  $34 3/4         61 cents
June 30                                37 7/8   35             61
September 30                           37 5/8   34 5/8         61
December 31                            42       37 3/8         62 1/2
--------------------------------------------------------------------------


DRPlus

     Through DRPlus -- UE's dividend reinvestment and stock purchase plan -- the company's stockholders, customers and employees can:
- make cash investments by check or automatic cash payment, totaling up to $60,000, in UE common stock annually
- reinvest their dividends in UE common stock -- or receive UE dividends in cash
- place UE common stock certificates in safekeeping and receive regular account statements...all without paying any fees.

This is not an offer to sell, or a solicitation of an offer to buy, any securities.

Direct Deposit of Dividends

     All registered UEstockholders can have their cash dividends automatically credited to their bank accounts. This service gives stockholders immediate access to their dividend on the dividend payment date and eliminates the possibility of lost or stolen dividend checks.

Union Electric's Web Site

     To obtain UEP's daily stock price, recent financial statistics and other information about the company, visit UE's home page on the internet. UE's web site address is: http://www.ue.com

Investor Services
     The company's Investor Services representatives are available to help you each business day from 7:30 a.m. to 4:30 p.m. (Central Time). Please write or call:

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




                                      41